Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

ZENITH EDUCATION GROUP, INC.,

CORINTHIAN COLLEGES, INC.,

CORINTHIAN SCHOOLS, INC.,

EVEREST COLLEGE PHOENIX, INC.,

RHODES COLLEGES, INC.,

TITAN SCHOOLS, INC.,

MJB ACQUISITION CORPORATION,

Florida Metropolitan University, Inc.,

Eton Education, Inc.,

Ashmead Education, Inc.,

Grand Rapids Educational Center, Inc.,

Rhodes Business Group, Inc.,

PEGASUS EDUCATION, INC.,

Socle Education, Inc.

and

ECMC GROUP, INC., as Guarantor

Dated as of November 19, 2014

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(continued)

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(continued)

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TABLE OF ANNEXES

Annex A	Certain Definitions

TABLE OF EXHIBITS

Exhibit A	Bill of Sale

Exhibit B	Assignment and Assumption Agreement

Exhibit C	Assignment and Assumption of Lease(s)

Exhibit D	Transition Services Agreement

Exhibit E	Form of APA for Bankruptcy Legislation Event

TABLE OF SCHEDULES

Schedule 1.1(d)	Assumed Leases

Schedule 1.1(e)	Assumed Contracts

Schedule 1.1(f)	Personal Property

Schedule 1.1(n)	Capitalized Leases

Schedule 1.1(o)	Other Purchased Assets

Schedule 1.2(g)	Excluded Assets

Schedule 1.2(p)	Teach Out Leases

Schedule 1.2(q)	Illinois Leases

Schedule 1.3(j)	Assumed Liabilities

Schedule 1.6(a)	Policies and Procedures

Schedule 1.8	Allocation

Schedule 1.13(a)	Teach Out Schools

Schedule 1.13(c)	Owned Real Property to be Leased

Schedule 1.13(d)	1.13(d) Lease

Schedule 1.13(e)	1.13(e) Leases

Schedule 1.13(f)	1.13(f) Lease

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(continued)

Schedule 2.7(a)(ix)	Rent Deferrals

Schedule 4.1	Conduct of Business

Schedule 4.10	Letters of Credit; Bonds

Schedule 5.6(e)	Books and Records Repository

Schedule 6.2(c)	Consents Threshold

Schedule A-1	Educational Consents

Schedule A-2	Everest Plus IP

Schedule A-3	Everest Plus Schools

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of November 19, 2014 (this “Agreement”), is entered into by and between Zenith Education Group, Inc., a Delaware nonprofit corporation (“Purchaser”), whose sole member is ECMC Group, Inc., a Delaware nonprofit corporation (“ECMC”); Corinthian Colleges, Inc., a Delaware corporation (“Parent”); Corinthian Schools, Inc., a Delaware corporation (“CSI”); Everest College Phoenix, Inc., an Arizona corporation (“ECP”); Rhodes Colleges, Inc., a Delaware corporation (“Rhodes”); Titan Schools, Inc., a Delaware corporation (“Titan”); MJB Acquisition Corporation, a Wyoming corporation (“MJB”); Florida Metropolitan University, Inc., a Florida corporation (“FMU”); Eton Education, Inc., a Washington corporation (“Eton”); Ashmead Education, Inc., a Washington corporation (“Ashmead”); Grand Rapids Educational Center, Inc., a Michigan corporation (“GREC”); Rhodes Business Group, Inc., a Delaware corporation (“RBG”); Pegasus Education, Inc., a Delaware corporation (“Pegasus”); and Socle Education, Inc., a Delaware corporation (“Socle” and, together with Parent, CSI, ECP, Rhodes, Titan, MJB, FMU, Eton, Ashmead, GREC, RBG and Pegasus, the “Sellers”); and ECMC, in its capacity as the guarantor of the obligations of Purchaser under this Agreement. Capitalized terms used in this Agreement but not otherwise defined shall have the meanings set forth in Annex A to this Agreement.

RECITALS

A.     The Sellers operate the Everest Plus Business.

B.     Purchaser desires to purchase and assume from the Sellers, and the Sellers desire to sell and assign to Purchaser, all of the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances) except solely with respect to Assumed Liabilities, and in connection therewith, Purchaser desires to assume the Assumed Liabilities, all on the terms and subject to the conditions set forth herein and in the other Transaction Documents (the “Transactions”).

C.     As a condition and material inducement to their willingness to enter into this Agreement, at the Closing, the Sellers will execute and enter into the other Transaction Documents to which the Sellers are a party and Purchaser will execute and enter into the other Transaction Documents to which Purchaser is a party.

D.     In consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE TRANSACTION

Section 1.1     Purchased Assets. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, the Sellers shall sell, convey, transfer, assign and deliver to Purchaser and Purchaser shall purchase, acquire and accept from the Sellers, free and clear of all Encumbrances (other than Permitted Encumbrances), all of the Sellers’ right, title and interest in and to all of the assets, properties, and rights of the Sellers that are used in the operation of the Everest Plus Business (other than the Excluded Assets), including the following assets, properties and rights (collectively, the “Purchased Assets”), subject to Section 1.13, Section 4.3, and Section 6.4, as applicable:

(a)     all accounts receivable (including tuition receivables) of the Everest Plus Business to the extent included in the Final Closing Working Capital, and any security, claim, remedy or other right related to any of the foregoing (“Accounts Receivable”);

(b)     all textbooks and instructional materials that are used for the Everest Plus Business;

(c)     the Everest Plus IP (to the extent owned by the Sellers) and all of the Sellers’ other rights and interests in the Curriculum;

(d)     the leases set forth on Schedule 1.1(d) (the “Assumed Leases”) and all rights thereunder;

(e)     the Contracts set forth on Schedule 1.1(e) but excluding any Contract not assumed pursuant to and in compliance with Section 4.3 (the “Assumed Contracts”);

(f)     all furniture, fixtures, equipment, machinery, tools, vehicles, telephones, computers, supplies and other personal property of the Sellers listed on Schedule 1.1(f);

(g)     all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories of the Everest Plus Business (“Inventory”);

(h)     all Approvals and Permits held by Sellers for the conduct of the Everest Plus Business as currently conducted or for the ownership or use of the Purchased Assets, in each case to the extent transferable;

(i)     subject to Section 1.2(d) and Section 1.2(h), all rights, defenses, claims, demands, Actions or causes of action available to or being pursued by the Sellers to the extent related to the Everest Plus Business, the Purchased Assets, or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(j)     subject to Section 1.2(d) and Section 1.2(h), all of the Sellers’ rights under warranties, indemnities, and all similar rights against third parties to the extent related to the Everest Plus Business, the Purchased Assets, or the Assumed Liabilities;

(k)     all systems of the Sellers used in the Everest Plus Business as currently conducted or for the use of the Purchased Assets, including financial aid administration and processing systems, online enrollment systems, and student administration systems;

(l)     all prepaid expenses, credits, advance payments and deposits of the Sellers related to the Everest Plus Business or any other Purchased Asset to the extent included in the Final Closing Working Capital;

(m)     all Books and Records (whether in paper or electronic form) used or held for use in the Everest Plus Business (other than Excluded Records), to the extent the Sellers are not prohibited by Applicable Laws, Educational Laws, or any Order from providing;

(n)     the capitalized leases set forth on Schedule 1.1(n);

(o)     all assets set forth on Schedule 1.1(o); and

(p)     the portion of the assets in the Parent Trust transferred to the Purchaser Trust pursuant to Section 5.3(e).

For clarity, the Sellers and their representatives shall be entitled, at their sole expense, to make and retain a copy of all Books and Records included in the Purchased Assets, and to provide copies of such materials to third parties as may be required by or for (i) accounting, audit and compliance purposes, (ii) legal process, (iii) defending against or preparing for ongoing or anticipated litigation, and (iv) inspections, examinations or inquiries by Governmental Entities or Educational Agencies. All such Books and Records so provided to the Sellers shall be subject to the NDA.

Section 1.2     Excluded Assets. Other than the Purchased Assets, the parties expressly understand and agree that Purchaser is not purchasing or acquiring, and the Sellers are not selling or assigning, any other assets or properties of the Sellers or any of their Subsidiaries, and all such other assets and properties (collectively, the “Excluded Assets”) shall be excluded from the Purchased Assets and will remain the property of the Sellers and their Subsidiaries after the Closing. Excluded Assets include the following assets and properties of the Sellers:

(a)     all Cash, bank accounts and publicly traded or liquid securities held by the Sellers or any of their Subsidiaries;

(b)     all Contracts other than the Assumed Contracts;

(c)     all Intellectual Property rights and Intellectual Property other than the Everest Plus IP;

(d)     all rights, defenses, claims, demands, Actions or causes of action related to or arising at any time from any Retained Liability or any Excluded Asset, all rights, defenses, claims, demands, Actions or causes of action (including all claims of attorney-client and work product privilege) arising prior to the Closing other than to the extent expressly included in the Purchased Assets, and all prepaid expenses, credits, advance payments and deposits of the Sellers related to or arising at any time from any Retained Liability or any Excluded Asset;

(e)     all losses, loss carryforwards and rights to receive refunds, credits and loss carryforwards with respect to any and all Taxes of the Sellers that are not included as assets in the Final Closing Working Capital;

(f)     the Excluded Records;

(g)     all assets, employees and operations (including related corporate functions) set forth on Schedule 1.2(g);

(h)     all insurance policies of the Sellers or any of their Subsidiaries (including the Insurance Policies) and all rights to applicable claims and proceeds thereunder;

(i)     all assets and Contracts relating to any Benefit Plan (other than a portion of the assets in the Parent Trust transferred to the Purchaser Trust pursuant to Section 5.3(e));

(j)     all assets, properties and rights used by the Sellers or any of their Subsidiaries in their businesses that are not used in the operation of the Everest Plus Business, except for the assets set forth on Schedule 1.1(o);

(k)     any Owned Real Estate;

(l)     the equity interests of any Seller held by another Seller and the shares of capital stock of the Sellers held in treasury;

(m)     all goodwill of the Everest Plus Business except for the goodwill associated with the Everest Plus IP;

(n)     all non-transferable Approvals and Permits held by Sellers;

(o)     all Non-Transferable Assets until such time as they may be transferred to Purchaser in accordance with the process set forth in Section 1.9;

(p)     subject to Section 1.13, the real property leases of the Sellers set forth on Schedule 1.2(p) for locations at which the Sellers operate Teach Out Schools (the “Teach Out Leases”) and the Tangible Personal Property of the Sellers used in the operations of, and located at the premises of, the respective Teach Out Schools;

(q)     subject to Section 1.13, the real property leases of the Sellers located in the state of Illinois that are set forth on Schedule 1.2(q) (the “Illinois Leases”) and the Tangible Personal Property of the Sellers used in the operations of, and located at the premises of, the respective Everest Plus Schools associated with the Illinois Leases;

(r)     the Contracts of the Sellers not assumed by Purchaser pursuant to and in compliance with Section 4.3;

(s)     all assets of the Sellers (including, without limitation, employees) relating exclusively to the locations at which the Sellers operate any Everest Plus School that is excluded from acquisition at the Initial Closing pursuant to Section 6.4; and

(t)     the rights that accrue or will accrue to the Sellers under the Transaction Documents.

To the extent required by or for (i) accounting, audit and compliance purposes, (ii) legal process, (iii) defending against or preparing for ongoing or anticipated litigation, and (iv) inspections, examinations or inquiries by Governmental Entities or Educational Agencies, Purchaser and its Representatives shall be entitled to obtain, and the Sellers shall provide to Purchaser, at Purchaser’s sole expense, a copy of all Books and Records included in the Excluded Assets (except to the extent prohibited by Law or Educational Law or protected by privilege). All such Books and Records so provided to Purchaser shall be subject to the NDA, the term of which is hereby extended for five years from the Closing Date with respect to all such Books and Records so provided to Purchaser.

For the avoidance of doubt, the Transactions (excluding the services to be provided by Purchaser under the Transition Services Agreement) and the Everest Plus Business and Everest Plus Schools shall not include any postsecondary educational institutions operated by the Sellers in the State of California.

Section 1.3     Assumed Liabilities. At the Closing, on the terms and subject to the conditions set forth in this Agreement, subject to Section 1.13, Section 4.3, and Section 6.4, as applicable, Purchaser shall assume and agree to satisfy, pay, perform and discharge when due only the following liabilities of the Sellers that relate to operation of the Everest Plus Business (collectively the “Assumed Liabilities”) and no other liabilities:

(a)     the Final Closing Deferred Revenue;

(b)     all accounts payable, including lease payables, of the Sellers or any of their Subsidiaries to third parties in connection with the Everest Plus Business that remain unpaid as of the Closing Date to the extent included in the Final Closing Working Capital;

(c)     subject to Section 4.3, all liabilities associated with the Assumed Contracts but only to the extent that such liabilities are required to be performed after the Closing Date, were incurred in the ordinary course of business, and do not relate to any failure to perform, improper performance, warranty or other breach, default, or violation by the Sellers on or prior to the Closing;

(d)     all liabilities associated with the Assumed Leases but only to the extent that such liabilities are required to be performed after the Closing Date, were incurred in the ordinary course of business, and do not relate to any failure to perform, improper performance, warranty or other breach, default, or violation by the Sellers on or prior to the Closing;

(e)     all accruals for salary, wages and unpaid vacation days, sick days, expense reimbursements and workers compensation claims of the Transferred Employees hired by Purchaser to the extent included in the Final Closing Working Capital;

(f)     all liabilities for Taxes imposed with respect to, or arising out of or relating to, the Purchased Assets, the Assumed Liabilities or the Everest Plus Business, in each case to the extent included as a current liability in the Final Closing Working Capital;

(g)     except as otherwise limited by Section 1.3(c) or Section 1.3(d), all liabilities arising from or related to Purchaser’s ownership or use of the Purchased Assets or the operation of the Everest Plus Business on or after the Closing;

(h)     the DCP Liabilities as set forth in Section 5.3(e);

(i)     the liabilities associated with the capitalized leases set forth on Schedule 1.1(n); and

(j)     all liabilities set forth on Schedule 1.3(j).

Section 1.4     Retained Liabilities. Notwithstanding the provisions of Section 1.3 or any other provision in this Agreement to the contrary, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any of the Retained Liabilities. The Sellers and their Subsidiaries shall, and shall cause each of their Affiliates to, retain, pay, perform, discharge, and remain solely responsible (but without waiving or releasing any claims, rights or defenses that the Sellers may have against any third party) for the Retained Liabilities from and after the Closing to the same extent as such entities are responsible for such Retained Liabilities immediately before the Closing. “Retained Liabilities” means, other than the Assumed Liabilities, any and all liabilities or obligations of the Sellers or any of their Subsidiaries, of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, whether or not the same is required to be accrued on the financial statements of the Sellers, and whether or not the same is included on a Schedule to this Agreement. For the avoidance of doubt, Retained Liabilities shall include, without limitation, all liabilities associated with, arising from, related to or involving:

(a)     the Seller Private Educational Loans (other than refund obligations as provided in Section 5.9(c));

(b)     the Actions set forth on Section 2.11(a) of the Seller Disclosure Schedule;

(c)     all Indebtedness other than Indebtedness in respect of (i) the capitalized leases set forth on Schedule 1.1(n) and (ii) the letters of credit of the Sellers to be assumed, replaced or maintained by Purchaser at Closing as contemplated by Schedule 4.10;

(d)     all liabilities of the Sellers related to assets of the Sellers excluded from acquisition pursuant to Section 1.13, Section 4.3, or Section 6.4, as applicable; and

(e)     all liabilities reflected or required to be reflected on any Schedule hereto without giving effect to any qualifications as to materiality or words of similar effect, excluding only the liabilities expressly assumed under Section 1.3.

Section 1.5     Consideration. As consideration for the Purchased Assets and execution of the Transaction Documents, Purchaser shall pay to the Seller Representative, subject to the adjustments described herein and to be distributed in the manner set forth in Section 1.7, an aggregate cash payment equal to (i) Twenty-Four Million Dollars ($24,000,000), plus (ii) the Final Closing Working Capital Adjustment (which for the avoidance of doubt may be a positive or negative amount), minus (iii) the Final Closing Deferred Revenue Adjustment, minus (iv) the Title IV Advance Amount (collectively, the “Purchase Price”) and assume the Assumed Liabilities.

Section 1.6      Working Capital Adjustment.

(a)     Determination of Initial Adjustment. At least three (3) Business Days prior to the Closing Date, the Seller Representative shall deliver to Purchaser a closing statement setting forth (i) the Sellers’ good faith estimate of Working Capital as of 12:01 a.m. Pacific Time on the Closing Date prepared in accordance with GAAP and the policies and procedures set forth on Schedule 1.6(a) (the “Estimated Closing Working Capital”) and (ii) the Sellers’ good faith estimate of Deferred Revenue as of 12:01 a.m. Pacific Time on the Closing Date prepared in accordance with GAAP and the policies and procedures set forth on Schedule 1.6(a) (the “Estimated Closing Deferred Revenue”).

(b)     Disputed Adjustment.

 (i)     No later than forty-five (45) days following the Closing Date, Purchaser shall prepare and deliver to the Seller Representative (A) an unaudited balance sheet for the Everest Plus Business as of 12:01 a.m. Pacific Time on the Closing Date (the “Closing Balance Sheet”), and (B) a special report (the “Closing Working Capital and Closing Deferred Revenue Statement”) setting forth (1) Purchaser’s calculation of Working Capital as of 12:01 a.m. Pacific Time on the Closing Date (the “Closing Working Capital”) and (2) Purchaser’s calculation of Deferred Revenue as of 12:01 a.m. Pacific Time on the Closing Date (the “Closing Deferred Revenue”). The Closing Balance Sheet shall be prepared in accordance with GAAP and the policies and procedures set forth on Schedule 1.6(a). The Closing Working Capital set forth on the Closing Working Capital and Closing Deferred Revenue Statement shall be derived from the Closing Balance Sheet and prepared in accordance with the definition of Working Capital. The Closing Deferred Revenue set forth on the Closing Working Capital and Closing Deferred Revenue Statement shall be derived from the Closing Balance Sheet and prepared in accordance with the definition of Deferred Revenue. During the thirty (30) days following delivery of the Closing Balance Sheet and Closing Working Capital and Closing Deferred Revenue Statement and during any period of dispute with respect thereto thereafter, each party, at its own cost, shall cooperate with and provide the other party and its Representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents to the extent such materials are in the possession of such party), supporting data, facilities and employees of such party and its Subsidiaries to the extent necessary for purposes of the analysis of the Closing Balance Sheet and the Closing Working Capital and Closing Deferred Revenue Statement.

 (ii)     If the Sellers dispute the accuracy of the Closing Working Capital or Closing Deferred Revenue set forth on the Closing Working Capital and Closing Deferred Revenue Statement (it being understood and agreed that the Sellers may dispute the underlying items on the Closing Balance Sheet from which the Closing Working Capital and Closing Deferred Revenue is derived and not solely the derivation thereof), the Seller Representative shall provide written notice of such dispute to Purchaser no later than thirty (30) days following delivery of the Closing Working Capital and Closing Deferred Revenue Statement (the “Dispute Notice”), which notice shall set forth in reasonable detail those items that the Sellers dispute, and the amounts of any adjustments that are necessary in the Sellers’ judgment for the computations contained in the Closing Working Capital and Closing Deferred Revenue Statement to conform to the requirements of this Agreement, and the basis for the Sellers’ adjustments. During the thirty (30) day period following delivery of a Dispute Notice, Purchaser and the Sellers shall negotiate in good faith with a view to resolving their disagreements over the disputed items, and the provisions of Rule 408 of the Federal Rules of Evidence and any applicable similar state rule regarding inadmissibility of offers to compromise and of statements made in compromise negotiations when offered to prove liability for, invalidity of, or amount of a claim that was disputed as to validity or amount shall apply to all such negotiations (unless otherwise agreed in writing by Purchaser and the Seller Representative (on behalf of the Sellers). If Purchaser and the Sellers resolve their differences over the disputed items in accordance with the foregoing procedure, (A) the Final Closing Working Capital shall be deemed to be the amount agreed upon by them and reflected in a written statement setting forth the amount of the Final Closing Working Capital signed by Purchaser and the Seller Representative (on behalf of the Sellers), and (B) the Final Closing Deferred Revenue shall be deemed to be the amount agreed upon by them and reflected in a written statement setting forth the amount of the Final Closing Deferred Revenue signed by Purchaser and the Seller Representative (on behalf of the Sellers). If the parties fail to resolve their differences over all of the disputed items within such thirty (30) day period, then (1) each of Purchaser and the Seller Representative shall, within five (5) Business Days, deliver to the other a statement (the “Closing Working Capital and Closing Deferred Revenue Final Proposal”) setting forth Purchaser’s or the Sellers’, as applicable, final proposal with respect to the Closing Working Capital and Closing Deferred Revenue, which shall be binding on such party for purposes of the expense allocation set forth in Section 1.6(b)(iii) (it being understood and agreed that Purchaser may not propose an amount for any line item indicating lower Closing Working Capital or greater Closing Deferred Revenue than the amount for such line item in the Closing Working Capital and Closing Deferred Revenue Statement, and the Sellers may not propose an amount for any line item indicating higher Closing Working Capital or lower Closing Deferred Revenue than the amount for such line item (if any) in the Dispute Notice), and (2) upon the written request of either Purchaser or the Seller Representative after delivery of the Closing Working Capital and Closing Deferred Revenue Final Proposals, both Purchaser and the Seller Representative shall, within ten (10) Business Days after the receipt of such request, submit all unresolved disputed items (and only such unresolved disputed items, which for the avoidance of doubt shall include all unresolved disputed items existing in the Closing Working Capital and Closing Deferred Revenue Final Proposals) to Grant Thornton LLP (the “Accounting Arbitrator”) to make a binding determination as to such unresolved disputed items in accordance with this Agreement.

 (iii)     The Accounting Arbitrator will be requested, as a term of its engagement, to render its written decision with respect to all disputed items (and only with respect to any unresolved disputed items) submitted to it as soon as practicable but in no event more than sixty (60) days from the date of referral. Such written decision (A) shall be delivered to both Purchaser and the Seller Representative, (B) shall set forth the Accounting Arbitrator’s determination of the unresolved items submitted to it, including a statement in reasonable detail of the basis for its decision, and (C) shall be final and binding upon the parties and enforceable by any court of competent jurisdiction. Purchaser and the Seller Representative are each entitled to submit to the Accounting Arbitrator a statement and supporting materials setting forth such party’s position with respect to the unresolved items submitted to the Accounting Arbitrator. The Accounting Arbitrator shall review such submissions and shall render its determination based solely on such submissions (and not on the basis of an independent review) and in accordance with GAAP and the policies and procedures set forth on Schedule 1.6(a). In resolving any disputed item, the Accounting Arbitrator may not determine any disputed matter of law or assign a value to any item greater than the greatest value for such item claimed by either Purchaser or the Sellers or less than the least value for such item claimed by either Purchaser or the Sellers. The Closing Working Capital set forth on the Closing Working Capital and Closing Deferred Revenue Statement, as adjusted to reflect the negotiated resolution of disputed items by Purchaser and the Sellers and the resolution of all other disputed items by the Accounting Arbitrator shall be deemed to be the Final Closing Working Capital. The Closing Deferred Revenue set forth on the Closing Working Capital and Closing Deferred Revenue Statement, as adjusted to reflect the negotiated resolution of disputed items by Purchaser and the Sellers and the resolution of all other disputed items by the Accounting Arbitrator shall be deemed to be the Final Closing Deferred Revenue. Each party shall bear its own costs in preparing and reviewing the Closing Balance Sheet and the Closing Working Capital and Closing Deferred Revenue Statement. The fees and expenses of the Accounting Arbitrator will be apportioned between Purchaser, on the one hand, and the Sellers, on the other, by the Accounting Arbitrator based on the inverse proportion of the disputed amounts resolved in favor of such party (i.e., so that the prevailing party bears a lesser amount of such fees).

(c)     Payment to Purchaser. If the Estimated Closing Working Capital is greater than the Final Closing Working Capital, then an amount equal to (i) the Estimated Closing Working Capital, less (ii) the Final Closing Working Capital (the “Working Capital Shortfall”) shall be due to Purchaser from the Sellers by a distribution from the Adjustment Escrow Fund. In addition, if the Estimated Closing Deferred Revenue is less than the Final Closing Deferred Revenue, then an amount equal to fifteen and one-half percent (15.5%) of the difference between (A) the Final Closing Deferred Revenue and (B) the Estimated Closing Deferred Revenue (the “Deferred Revenue Shortfall”) shall be due to Purchaser from the Sellers by a distribution from the Adjustment Escrow Fund. Accordingly, within three (3) Business Days after the determination of the Final Closing Working Capital and Final Closing Deferred Revenue in accordance with Section 1.6(b), Purchaser and the Seller Representative shall jointly instruct the Escrow Agent to make payment from the Adjustment Escrow Fund by wire transfer of immediately available funds to Purchaser in the amount equal to the Working Capital Shortfall and Deferred Revenue Shortfall, as applicable (and subject to Section 1.6(e)), and release the balance of the Adjustment Escrow Fund, if any, by wire transfer of immediately available funds to the Seller Representative; provided that if the Working Capital Shortfall and Deferred Revenue Shortfall, if applicable, exceeds the Adjustment Escrow Fund, then the Sellers shall jointly and severally be responsible for paying such excess to Purchaser by wire transfer of immediately available funds to an account designated in writing by Purchaser to the Seller Representative, and if that payment is not made within three (3) Business Days after the final determination of Final Closing Working Capital and Final Closing Deferred Revenue, Purchaser may, at its sole discretion (i) pursue any and all claims, rights or remedies available to Purchaser at law or in equity to obtain payment of the excess shortfall due to Purchaser bearing interest at the annual rate of 12.5%, (ii) require the Sellers to issue a demand promissory note to Purchaser on terms reasonably acceptable to Purchaser but bearing interest at an annual rate of not more than 12.5%, (iii) proceed against the Indemnification Escrow Fund for such excess shortfall, provided, however, that any such distribution from the Indemnification Escrow Fund shall not relieve the Sellers of their obligation to pay the amount due to Purchaser by replenishing the Indemnification Escrow Fund in the amount of such excess shortfall, or (iv) set off the amount of such excess shortfall against any amounts owed by Purchaser to any Seller. Purchaser and the Sellers acknowledge and agree that the working capital adjustment provided for in this Section 1.6, and the dispute resolution provisions provided for in this Section 1.6, shall be the sole and exclusive remedies for the matters addressed herein. No claim for indemnification pursuant to ARTICLE VIII may be asserted by Purchaser to the extent such claim relates to the accuracy of the Estimated Closing Working Capital or Estimated Closing Deferred Revenue or was otherwise taken into account in determining the Final Closing Working Capital or Final Closing Deferred Revenue. Notwithstanding the foregoing, a determination that the Final Closing Working Capital or Final Closing Deferred Revenue shall have become final and binding will not preclude a party from recovering for an overpayment under this Section 1.6(c) that is attributable to a breach of a representation or warranty, subject to the limitations set forth in Article VIII. Notwithstanding anything contained in this Agreement, any amounts payable pursuant to the indemnification obligations under ARTICLE VIII shall be paid without duplication, and no Indemnitee shall be entitled to recover more than once for any Loss.

(d)     Payment by Purchaser. If the Final Closing Working Capital is greater than the Estimated Closing Working Capital, then Purchaser shall, within three (3) Business Days after the determination of the Final Closing Working Capital in accordance with Section 1.6(b), pay an amount of cash in the aggregate equal to (i) the Final Closing Working Capital, less (ii) the Estimated Closing Working Capital, by wire transfer of immediately available funds, to the Seller Representative. In addition, if the Estimated Closing Deferred Revenue is greater than the Final Closing Deferred Revenue, then Purchaser shall, within three (3) Business Days after the determination of the Final Closing Deferred Revenue in accordance with Section 1.6(b), pay an amount of cash equal to fifteen and one-half percent (15.5%) of the difference between (A) the Estimated Closing Deferred Revenue and (B) the Final Closing Deferred Revenue, by wire transfer of immediately available funds, to the Seller Representative. Purchaser and the Seller Representative shall jointly instruct the Escrow Agent to release the entire Adjustment Escrow Fund (or such lesser amount, as applicable in the event of a netting pursuant to Section 1.6(e)), by wire transfer of immediately available funds to the Seller Representative. If any payment to be made pursuant to this Section 1.6(d) is not made within three (3) Business Days after the final determination of Final Closing Working Capital and Final Closing Deferred Revenue, the Sellers may pursue any and all claims, rights or remedies available to the Sellers at law or in equity to obtain payment of the excess shortfall due to the Sellers bearing interest at the annual rate of 12.5%.

(e)     Netting of Adjustments. Any payments to be made pursuant to Section 1.6(c) and Section 1.6(d) shall be aggregated (and, if applicable, netted) so that only one payment shall be made to the Sellers or Purchaser, as applicable.

(f)     Adjustment Payments. Any payment pursuant to Section 1.6(c) or Section 1.6(d) shall be deemed to be an adjustment to the Purchase Price.

Section 1.7      Payment of Purchase Price. The Purchase Price shall be distributed as follows:

(a)     Estimated Payment. At the Initial Closing, Purchaser shall pay to the Seller Representative by wire transfer of immediately available funds to an account to be specified in a written notice delivered by the Seller Representative to Purchaser at least three (3) Business Days prior to the Closing Date an aggregate amount in cash equal to the result of: (i) Twenty-Four Million Dollars ($24,000,000), plus (ii) the Estimated Closing Working Capital Adjustment (which for the avoidance of doubt may be a positive or negative amount), minus (iii) the Estimated Closing Deferred Revenue Adjustment, minus (iv) the Indemnification Escrow Amount, minus (v) the Adjustment Escrow Amount, minus (vi) the Title IV Advance Amount, and minus (vii) the ED Payment.

(b)     Escrow Amounts. At the Initial Closing, Purchaser shall deposit with the Escrow Agent (i) an amount in cash equal to the Indemnification Escrow Amount, as collateral for certain indemnification obligations of the Sellers pursuant to ARTICLE VIII, and (ii) an amount in cash equal to the Adjustment Escrow Amount. The Indemnification Escrow Amount shall be held by the Escrow Agent in a separate escrow account (the “Indemnification Escrow Fund”), and the Adjustment Escrow Amount shall be held by the Escrow Agent in a separate escrow account (the “Adjustment Escrow Fund”), in each case established pursuant to the Escrow Agreement. Purchaser, on the one hand, and the Sellers, on the other hand, shall share equally all fees of the Escrow Agent in connection with the Escrow Agreement and the administration of the Escrow Funds, as provided in the Escrow Agreement.

(c)     ED Payment. At the Initial Closing, on behalf of the Sellers, Purchaser shall wire the ED Payment to an account of ED to be specified in a written notice delivered by the Seller Representative to Purchaser at least three (3) Business Days prior to the Closing Date. In the event that the ED Payment is less than Twelve Million Dollars ($12,000,000), the Sellers shall fund any such shortfall directly to ED at the Initial Closing.

Section 1.8     Allocation of Purchase Price. The consideration payable pursuant to this Agreement (which shall include the assumption of the Assumed Liabilities) shall be allocated by the parties among the Purchased Assets, as set forth in Schedule 1.8 (the “Allocation”). The allocation of such consideration among the Purchased Assets shall be in accordance with Section 1060 of the Code and the regulations promulgated thereunder. The Allocation shall be revised as necessary to reflect any adjustment to the value of any Purchased Asset or Assumed Liability, as reasonably determined in good faith by the parties. Except as may be required by a “determination” (within the meaning of Section 1313(a) of the Code or any similar state or local Tax Law), neither the Sellers nor Purchaser (or any of their respective Affiliates) shall file any Tax Return (including IRS Form 8594) or, without the consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), take any position in any Tax Return, refund claim, litigation or otherwise that is inconsistent with the Allocation. If such Allocation is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify the other party hereto. The Sellers and Purchaser agree to cooperate in good faith in responding to any such challenge to preserve the effectiveness of such Allocation. Any amounts treated as an adjustment to the Purchase Price after the Agreement Date shall be allocated to the Purchased Assets to which they relate.

Section 1.9     Non-Transferable Assets. Notwithstanding anything to the contrary in this Agreement, if any Purchased Asset is not assignable or transferable (each, a “Non-Transferable Asset”) without a Consent, then to the extent that such Consent is not obtained on or prior to the Closing Date or if any attempted assignment would be ineffective or would impair Purchaser’s rights under the Purchased Asset in question so that Purchaser would not in effect acquire the benefit of all such rights, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Transferable Assets. Subject to Applicable Law, the Sellers and Purchaser shall use their respective commercially reasonable efforts to establish arrangements that, from and after the applicable Closing, result in Purchaser receiving all the benefits and bearing the costs, liabilities and burdens that arise on or after the applicable Closing and that do not arise from any failure to perform, improper performance, warranty or other breach, default, or violation by the Sellers on or prior to the applicable Closing, with respect to the Non-Transferable Assets. The Sellers and Purchaser shall cooperate in good faith using commercially reasonable efforts prior to the Closing Date to implement such arrangements as either party reasonably may request of the other party to ensure that, to the greatest extent permitted by Applicable Law, from and after the applicable Closing, the economic benefits and burdens of the Non-Transferable Assets are held and borne by Purchaser, subject to the limitations set forth in the prior sentence. Notwithstanding any provision in this Section 1.9 to the contrary, Purchaser shall not be deemed to have waived its rights under Section 6.2(c) unless and until Purchaser either provides written waivers thereof or elects to proceed to consummate the Transactions at the applicable Closing. The Sellers shall use their commercially reasonable efforts for a period of up to one (1) year after the Closing Date to obtain as soon as practicable after the Closing Date the relevant Consent with respect to such Non-Transferable Asset or, alternatively, written confirmation from such parties reasonably satisfactory to the Sellers and Purchaser that such Consent is not required. The Sellers shall promptly provide Purchaser with updates and information on the status of any Consent with respect to any such Non-Transferable Asset. The Sellers shall be responsible for all fees, costs and expenses associated with making any Non-Transferable Asset available to Purchaser and otherwise performing their obligations under this Section 1.9. Purchaser shall be responsible for all costs and expenses attributable to its use of any Non-Transferable Asset made available to it as of or after the applicable Closing as contemplated in this Section 1.9. In no event, however, shall the Sellers be obligated or required to (i) pay any money to any Person or to offer or grant other financial or other accommodations to any Person in connection with obtaining any Consent with respect to any Non-Transferable Asset (except for fees, costs and expenses for which the Sellers are responsible as set forth in this Section 1.9); (ii) take any action to renew or otherwise extend the term of any Non-Transferable Asset unless Purchaser shall have obtained a written release of the Sellers from all liabilities relating to such Non-Transferable Asset, in form and substance reasonably satisfactory to the Sellers; (iii) take any action or fail to take any action that is in violation of or conflict with any Applicable Law, Permit, or the terms of any Contract; or (iv) pay any amounts (that are the responsibility of Purchaser as set forth in this Section 1.9) to any party with respect to a Non-Transferable Asset after the applicable Closing unless and until it has been advanced such amounts by Purchaser. Upon obtaining the requisite Consent thereto, the Sellers shall, and shall cause each applicable Subsidiary to, promptly sell, convey, assign, transfer and deliver to Purchaser such Non-Transferable Assets for no additional consideration.

Section 1.10     Certain Transfers of Purchased Assets; Assumption of Liabilities. The Purchased Assets will be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities will be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets, and an assumption of the Assumed Liabilities, in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements will be prepared by the Sellers, subject to Purchaser’s reasonable acceptance, and will include:

(a)     a bill of sale in substantially the form appended hereto as Exhibit A (the “Bill of Sale”);

(b)     a general assignment and assumption of liabilities in substantially the form appended hereto as Exhibit B (the “Assignment and Assumption Agreement”);

(c)     for each of the Assumed Leases, an Assignment and Assumption of Lease in substantially the form appended hereto as Exhibit C or such other appropriate document or instrument of transfer, as the case may require, in form acceptable to Purchaser; and

(d)     such other instruments and agreements as may be reasonably required to effect the purchase and assignment and assumption of the Purchased Assets and the Assumed Liabilities;

and will be executed no later than at or as of the Closing by the Sellers and/or any of their Subsidiaries, as appropriate, and Purchaser and/or any of its Subsidiaries, as appropriate.

Section 1.11     Withholding Tax. Purchaser shall be entitled to deduct and withhold from the Purchase Price all Taxes, if any, that Purchaser may be required to deduct and withhold under any provision of Tax Law. All such withheld amounts shall be treated as delivered to the Sellers hereunder.

Section 1.12     Seller Representative.

(a)     Each Seller hereby designates Parent as its representative (the “Seller Representative”) for all purposes of this Agreement, the other Transaction Documents and the Transactions. The Sellers and their respective successors shall be bound by any and all actions taken by the Seller Representative on their behalf under or otherwise relating to this Agreement, the other Transaction Documents and the Transactions as if such actions were expressly ratified and confirmed by each of them (including with respect to the settlement of any claims for indemnification pursuant to ARTICLE VIII of this Agreement). The Seller Representative shall not be liable to the Sellers for any act done or omitted to be done as Seller Representative absent bad faith or gross negligence. In the event the Seller Representative is unable or unwilling to serve or shall resign, a successor Seller Representative shall be selected by the Sellers. Each successor Seller Representative shall have all the power, rights, authority and privileges hereby conferred upon the original Seller Representative.

(b)     Purchaser and the Escrow Agent shall be entitled to rely upon any communication or writings given or executed by the Seller Representative on behalf of the Sellers. All communications or writings to be sent to the Sellers pursuant to this Agreement may be addressed to the Seller Representative, and any communication or writing so sent shall be deemed notice to all of the Sellers hereunder. The execution and delivery of this Agreement by the Sellers shall constitute the consent and agreement of each Seller that the Seller Representative is authorized to accept payments and deliveries, including any notice, on behalf of each Seller pursuant hereto.

(c)     The Seller Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Seller, with full power in its name and on its behalf to act according to the terms of this Agreement and the Transaction Documents in the absolute discretion of the Seller Representative; and in general to do all things and to perform all acts including, without limitation, executing and delivering all agreements, certificates, receipts, instructions, notices and other instruments contemplated by or deemed advisable in connection with this Agreement and the Transaction Documents. This power of attorney and all authority hereby conferred is granted subject to the interest of the Sellers hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and shall not be terminated by any act of any Seller, by operation of law, whether by the death or disability of such Seller, or by any other event.

Section 1.13     Teach Out, Illinois Schools and Real Estate Matters.

(a)     Purchaser has agreed to conduct a “teach out” of the Everest Plus Schools set forth on Schedule 1.13(a) (the “Teach Out Schools”). These teach outs are expected to be completed on or before August 31, 2015.

 (i)     The Sellers shall sublease the real property associated with the Teach Out Leases (the “Teach Out Locations”) to Purchaser in each case for a term not to extend beyond August 31, 2015 (the “Teach Out Subleases”). The amounts payable under each Teach Out Sublease shall be the amounts payable to the owner of the Teach Out Location plus One Dollar ($1.00) per month for the lease by the Sellers to Purchaser of the Tangible Personal Property used at that Teach Out Location. In all other respects, each Teach Out Sublease shall be in form and substance reasonably satisfactory to each of the Seller Representative and Purchaser, and prior to the date of the Initial Closing, Purchaser and the Seller Representative shall negotiate in good faith the remaining terms of the Teach Out Subleases and the leases of the associated Tangible Personal Property.

 (ii)     Upon notice given to the Seller Representative within ninety (90) days after the Initial Closing, Purchaser may elect to acquire any or all Teach Out Leases and/or any or all of the associated Tangible Personal Property, in which event the Sellers shall convey to Purchaser and Purchaser shall acquire from the Sellers the Teach Out Leases and the associated Tangible Personal Property desired to be acquired by Purchaser on the same terms and conditions as would have been applicable under this Agreement to the acquisition of such real property leases and associated Tangible Personal Property by Purchaser at the Closing Date, in exchange for the additional consideration of One Dollar ($1.00) per transaction.

(b)

 (i)     The Sellers shall sublease the Illinois Leases to Purchaser in each case for a term not to extend beyond August 31, 2015 (the “Illinois Subleases”). The amounts payable under each Illinois Sublease shall be the amounts payable to the owner of the real property subject to such lease plus One Dollar ($1.00) per month for the lease by the Sellers to Purchaser of the Tangible Personal Property used at the location of the applicable Illinois Sublease. In all other respects, each Illinois Sublease shall be in form and substance reasonably satisfactory to each of the Seller Representative and Purchaser, and prior to the date of the Initial Closing, Purchaser and the Seller Representative shall negotiate in good faith the remaining terms of the Illinois Subleases and the leases of the associated Tangible Personal Property.

 (ii)     Upon notice given to the Seller Representative within ninety (90) days after the Initial Closing, Purchaser may elect to acquire any or all Illinois Leases and/or any or all of the associated Tangible Personal Property, in which event the Sellers shall convey to Purchaser and Purchaser shall acquire from the Sellers the Illinois Leases and the associated Tangible Personal Property desired to be acquired by Purchaser on the same terms and conditions as would have been applicable under this Agreement to the acquisition of such real property leases and associated Tangible Personal Property by Purchaser at the Closing Date, in exchange for the additional consideration of One Dollar ($1.00) per transaction.

(c)     The Sellers shall lease the Owned Real Property of the Sellers set forth on Schedule 1.13(c) to Purchaser on such commercially reasonable terms as are agreed upon by the parties prior to the Initial Closing.

(d)

 (i)     The Sellers shall sublease the lease set forth on Schedule 1.13(d) (the “1.13(d) Lease”) to Purchaser for a term not to extend beyond August 31, 2015 (the “1.13(d) Sublease”). The amounts payable under the 1.13(d) Sublease shall be the amounts payable to the owner of the real property subject to such lease plus One Dollar ($1.00) per month for the lease by the Sellers to Purchaser of the Tangible Personal Property used at the location of the 1.13(d) Sublease. In all other respects, the 1.13(d) Sublease shall be in form and substance reasonably satisfactory to each of the Seller Representative and Purchaser, and prior to the date of the Initial Closing, Purchaser and the Seller Representative shall negotiate in good faith the remaining terms of the 1.13(d) Sublease and the lease of the associated Tangible Personal Property.

 (ii)     Upon notice given to the Seller Representative within ninety (90) days after the Initial Closing, Purchaser may elect to acquire the 1.13(d) Lease and/or any or all of the associated Tangible Personal Property, in which event the Sellers shall convey to Purchaser and Purchaser shall acquire from the Sellers the 1.13(d) Lease and the associated Tangible Personal Property desired to be acquired by Purchaser on the same terms and conditions as would have been applicable under this Agreement to the acquisition of such real property leases and associated Tangible Personal Property by Purchaser at the Closing Date, in exchange for the additional consideration of One Dollar ($1.00) per transaction.

(e)

 (i)     The Sellers shall sublease the leases set forth on Schedule 1.13(e) (the “1.13(e) Leases”) to Purchaser for a term not to extend beyond December 31, 2015 (the “1.13(e) Subleases”). The amounts payable under each 1.13(e) Sublease shall be the amounts payable to the owner of the real property subject to such lease plus One Dollar ($1.00) per month for the lease by the Sellers to Purchaser of the Tangible Personal Property used at the location of the applicable 1.13(e) Sublease. In all other respects, each 1.13(e) Sublease shall be in form and substance reasonably satisfactory to each of the Seller Representative and Purchaser, and prior to the date of the Initial Closing, Purchaser and the Seller Representative shall negotiate in good faith the remaining terms of the 1.13(e) Subleases and the leases of the associated Tangible Personal Property.

 (ii)     Upon notice given to the Seller Representative within ninety (90) days after the Initial Closing, Purchaser may elect to acquire any or all 1.13(e) Leases and/or any or all of the associated Tangible Personal Property, in which event the Sellers shall convey to Purchaser and Purchaser shall acquire from the Sellers the 1.13(e) Leases and the associated Tangible Personal Property desired to be acquired by Purchaser on the same terms and conditions as would have been applicable under this Agreement to the acquisition of such real property leases and associated Tangible Personal Property by Purchaser at the Closing Date, in exchange for the additional consideration of One Dollar ($1.00) per transaction.

(f)

 (i)     The Sellers shall sublease the lease set forth on Schedule 1.13(f) (the “1.13(f) Lease”) to Purchaser for a term not to extend beyond December 31, 2016 (the “1.13(f) Sublease”). The amounts payable under the 1.13(f) Sublease shall be the amounts payable to the owner of the real property subject to such lease plus One Dollar ($1.00) per month for the lease by the Sellers to Purchaser of the Tangible Personal Property used at the location of the 1.13(f) Sublease. In all other respects, the 1.13(f) Sublease shall be in form and substance reasonably satisfactory to each of the Seller Representative and Purchaser, and prior to the date of the Initial Closing, Purchaser and the Seller Representative shall negotiate in good faith the remaining terms of the 1.13(f) Sublease and the lease of the associated Tangible Personal Property.

 (ii)     Upon notice given to the Seller Representative within ninety (90) days after the Initial Closing, Purchaser may elect to acquire the 1.13(f) Lease and/or any or all of the associated Tangible Personal Property, in which event the Sellers shall convey to Purchaser and Purchaser shall acquire from the Sellers the 1.13(f) Lease and the associated Tangible Personal Property desired to be acquired by Purchaser on the same terms and conditions as would have been applicable under this Agreement to the acquisition of such real property leases and associated Tangible Personal Property by Purchaser at the Closing Date, in exchange for the additional consideration of One Dollar ($1.00) per transaction.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As an inducement to Purchaser to execute and deliver this Agreement, except (i) as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (each section of which shall be deemed to qualify any other section or subsection of this Article to which the matter relates, so long as the applicability of such matter to such section is reasonably apparent on the face of the disclosure) (the “Seller Disclosure Schedule”); or (ii) as disclosed in the Annual Report on Form 10-K of Parent for the year ended June 30, 2013, the Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2013, December 31, 2013 and March 31, 2014, and the Current Reports on Form 8-K filed from the date of the filing of the Parent Form 10-K for the year ended June 30, 2013 to the Agreement Date (excluding any risk factor disclosures contained in such document under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly predictive or forward-looking in nature), the Sellers, jointly and severally, hereby represent and warrant to Purchaser, as of the Agreement Date and as of the Closing Date, as follows:

Section 2.1     Organization; Authorization.

(a)     Each of Parent, CSI, Rhodes, RGB, Socle, Pegasus and Titan is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Eton and Ashmead is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. GREC is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. ECP is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona. MJB is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming. FMU is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Each of the Sellers has all requisite corporate power and authority to own, lease and operate all of the Purchased Assets owned, leased or operated by it and to carry on the Everest Plus Business as and to the extent now conducted by it. Except as would not prevent the consummation of the Transactions, each of the Sellers is duly qualified or licensed to do business as a foreign corporation in good standing in each state of the United States in which the character of the assets owned, leased or operated by it or the nature of the business conducted by it requires such qualification.

(b)     The Sellers have full corporate power and authority to enter into this Agreement and each other Transaction Document to which any Seller is or, at the Closing, will become a party, and, solely to the extent that the Legal Opinion or the Court Determination is not obtained or a Foreclosure has not occurred, subject to Parent obtaining the Requisite Stockholder Approval, to carry out the Transactions and to perform their respective obligations hereunder and thereunder. The execution and delivery of this Agreement and each other Transaction Document to which any Seller is or, at the Closing, will become a party, and the consummation of the Transactions, have been duly and validly authorized by all necessary corporate action on the part of the applicable Seller. This Agreement and each other Transaction Document to which any Seller is or, at the Closing, will become a party are valid and binding obligations of the applicable Seller, enforceable against the applicable Seller in accordance with their respective terms except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally. Each of the Sellers has determined that the Transactions are advisable and in the best interests of such Seller.

Section 2.2     No Violation. Except for the consents set forth in Section 2.3(b) of the Seller Disclosure Schedule, neither the execution, delivery and performance by any Seller of this Agreement and each of the Transaction Documents to which any Seller is or will be a party nor the consummation of the Transactions will (i) violate, breach or be in conflict with, in any material respect, any provisions of the respective certificate of incorporation or bylaws or equivalent organizational documents of any Seller, (ii) with or without the giving of notice or the passage of time, or both, materially violate, or be in material conflict with or constitute a default (or give rise to any right of or automatic termination, amendment, cancellation, payment or acceleration) under any of the terms, conditions or provisions of any Material Contract or any Approval to which any Seller is a party or by which any of their respective assets may be bound, (iii) result in the creation or imposition of any material Encumbrance (other than Permitted Encumbrances) upon any of the Purchased Assets, or (iv) subject to obtaining the Governmental Consents and the Educational Consents set forth on Schedule A-1, violate any Law to which any Seller is subject.

Section 2.3     Consents and Approvals.

(a)     Except for the consents set forth in Section 2.3(a) of the Seller Disclosure Schedule (“Governmental Consents”) and the Educational Consents set forth on Schedule A-1, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity or Educational Agency is required to be made or obtained by the Sellers in connection with the execution, delivery and performance of this Agreement and each of the Transaction Documents to which any Seller is or will be a party or the consummation of the Transactions in order to prevent the termination or material modification of any material right, privilege, license or qualification of the Sellers included in the Purchased Assets or the imposition of any material payment upon Purchaser.

(b)     Except for the consents set forth in Section 2.3(b) of the Seller Disclosure Schedule, no consent, approval or authorization of, or notice to any counterparty to any Material Contract must be made or obtained by the Sellers in connection with the execution, delivery and performance of this Agreement and each of the Transaction Documents to which any Seller is or will be a party or the consummation of the Transactions.

Section 2.4     Financial Statements.

(a)     Section 2.4(a) of the Seller Disclosure Schedule sets forth the pro forma, unaudited balance sheet for the Everest Plus Business as of June 30, 2014 (such date, the “Balance Sheet Date” and such balance sheet, the “Latest Balance Sheet”) and June 30, 2013 and the related pro forma, unaudited statements of operations for the fiscal years then ended (collectively, the financial statements described in this Section 2.4 are referred to herein as the “Everest Plus Financial Statements”). Such Everest Plus Financial Statements were prepared in good faith by the Sellers and were accurately derived from the Books and Records of the Sellers. The Everest Plus Financial Statements do not include any Private Educational Loans.

(b)     The Everest Plus Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods involved, and in accordance with the critical accounting policies set forth on Section 2.4(b) of the Seller Disclosure Schedule. No gain contingencies (as defined by Accounting Standards Codification 450, as in effect on the date hereof) have been included in the Everest Plus Financial Statements in the absence of a legally binding written agreement with the counterparty; and no loss contingencies (as defined in Accounting Standards Codification 450) have been omitted from the Everest Plus Financial Statements if required to be included therein by GAAP. Except as set forth on Section 2.4(b) of the Seller Disclosure Schedule, there are no liabilities of any nature applicable to the Everest Plus Business except (i) as disclosed on the Latest Balance Sheet, (ii) liabilities that were incurred in the ordinary course of business since the Balance Sheet Date, and (iii) liabilities that are not individually or in the aggregate, material. Except as set forth on Section 2.4(b) of the Seller Disclosure Schedule, none of the liabilities referred to in the preceding clauses (i), (ii) and (iii) result from, arise out of or relate to, any breach of Contract, violation of any Law, or relate to any criminal matter, in each case by the Sellers.

(c)     Section 2.4(c) of the Seller Disclosure Schedules sets forth a true and correct list as of October 31, 2014 of the aging of the accounts payable to be included in the Final Closing Working Capital, assuming the Closing were to be held on October 31, 2014.

Section 2.5     Accounts Receivable. Section 2.5 of the Seller Disclosure Schedule contains a list of Accounts Receivable and an aging schedule as of the Balance Sheet Date. All such Accounts Receivable are reflected properly in the Books and Records and constitute valid claims arising from bona fide transactions in the ordinary course of business of the Sellers consistent with past practice with respect to the Everest Plus Business. Other than as is consistent with any allowance for doubtful accounts set forth on the Latest Balance Sheet or as set forth on Section 2.5 of the Seller Disclosure Schedule, no agreement for deduction, free goods, discounts or other deferred price or quantity adjustment has been made with respect to any such Accounts Receivable and, to the Knowledge of the Sellers, there is no material contest, right of set-off, or other claim relating to any such Accounts Receivable. All allowances have been calculated in accordance with GAAP.

Section 2.6     Absence of Changes. Except as set forth on Section 2.6 of the Seller Disclosure Schedule, since the Balance Sheet Date, there has not been with respect to the Everest Plus Business or Purchased Assets:

(a)     any damage, destruction or loss to the Purchased Assets, whether covered by insurance or not, in excess of $100,000 individually or $250,000 in the aggregate;

(b)     any increase in the compensation, bonus or pension, welfare, severance or other benefits of, payment of any bonus to, or grant of any new equity awards to any group of Business Employees where the annual effect of such increase would be to increase the prior year’s aggregate compensation expense for the Business Employees by five percent (5%) or more;

(c)     any entry into, modification, or termination of any employment, severance or similar contract with, or termination of any current or former shareholder, director, officer, employee, independent contractor, or consultant entitled to annual compensation in excess of $100,000;

(d)     any sale or other disposition of any assets (other than Excluded Assets) except (i) in the ordinary course of business and in amounts not in excess of $50,000 individually or $250,000 in the aggregate or (ii) for the disposition in the ordinary course of business of obsolete, nonfunctioning or damaged items of personal property;

(e)     any incurrence of, or entering into any Contract regarding, capital expenditures in excess of $250,000 in the aggregate;

(f)     any acquisition, by merger or consolidation with, or by purchase of all or substantially all of the assets or equity interests of, or by any other manner, any Person, or any division or line of business thereof, or any other acquisition of material assets or entry into or continuation of any negotiations with respect to any of the foregoing;

(g)     any material amendment to, termination of, or material increase in the payments to or benefits under, the Benefits Plans;

(h)     any material write-down, write-off or write-up of the value of any Purchased Asset except for write-downs and write-offs in the ordinary course of business;

(i)     any cancellation, waiver or assignment of any claims or rights with a value to the Sellers in excess of one hundred thousand dollars ($100,000) individually or two hundred fifty thousand dollars ($250,000) in the aggregate;

(j)     any material liability with respect to Taxes settled or compromised, any material claim or assessment relating to Taxes consented to, or any waiver of the statute of limitations for any such claim or assessment;

(k)     any loan made by the Sellers to any Person or any material Indebtedness incurred or assumed by the Sellers other than (i) current liabilities incurred in the ordinary course of business of the Sellers consistent with past custom and practice, (ii) borrowings under the Credit Agreement (including issuance of letters of credit), and (iii) any other debt that has been timely repaid in full prior to or as of the Closing;

(l)     any material Encumbrance created, incurred, assumed or suffered to exist upon or with respect to any of the Purchased Assets, other than Permitted Encumbrances or Encumbrances to be discharged at Closing;

(m)     any material change in the accounting methods used by the Sellers;

(n)     any termination of (or consent by any Seller to terminate or receipt of notice of termination of) any Assumed Contract involving the payment by or to any Seller in excess of one hundred thousand dollars ($100,000);

(o)     any action (i) intended to manipulate the working capital of the Sellers, (ii) extending or delaying in any material respect any due date on any material invoice, bill or other account payable owed by any Seller or (ii) accelerating in any material respect any collection of any material account receivable payable to the Sellers by changing the terms thereof, directly or indirectly, in writing or orally, by factoring or otherwise;

(p)     any filing for bankruptcy, receivership or insolvency proceedings under any applicable Law or consent to the filing for bankruptcy, receivership or similar proceedings;

(q)     any agreements or commitments, whether oral or in writing, to take any action described in this Section 2.6.

Section 2.7     Properties; Encumbrances.

(a)     Section 2.7(a) of the Seller Disclosure Schedule lists all real property that is leased and used or occupied by the Sellers in connection with the Everest Plus Business (the “Rental Real Estate”) and the leases, subleases and agreements by which such Rental Real Estate is used and occupied (the “Leases”), true and complete copies of which have been provided to Purchaser. With respect to each of the Leases and the Rental Real Estate:

(i)     A Seller has leasehold title to the Rental Real Estate, free and clear of any Encumbrance (other than Permitted Encumbrances);

(ii)     There are no leases, subleases, concessions or other agreements to which a Seller is a party granting to any Person the right to use or occupancy of any portion of the Rental Real Estate;

(iii)     None of the Sellers has received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by a Seller that is the lessee under any Lease;

(iv)     To the Knowledge of the Sellers, no lessor under any Lease is in default thereunder, nor has any event occurred that, with notice or lapse of time, or both, would constitute a default by the lessor thereunder;

(v)     No lessor under any Lease has notified any Seller that it has applied any security deposit, in whole or in part, on account of the lessee’s obligations, which amount has not been replenished by the applicable Seller;

(vi)     The Sellers have provided to Purchaser true and complete copies of any ancillary documents to which any Seller is a party with respect to any Rental Real Estate (such as a subordination, non-disturbance and attornment agreement with the mortgagee of any Rental Real Estate);

(vii)     There are no brokerage commission agreements between any Seller and any broker in connection with the Leases, and no commissions are due from the lessee under any of the Leases with respect to the Leases or any renewal, extension, expansion, or option thereunder; and

(viii)     The Sellers are in occupancy of all of the Rental Real Estate, no construction work is required to be performed by the lessor or the lessee under any Lease as a condition precedent to the occupancy of any of the Rental Real Estate which has not been completed, and all costs, work allowances and reimbursements required to be paid by the lessor or lessee under any Lease have been paid in full.

(ix)     The aggregate amount of rent due for the Assumed Leases, Illinois Leases and Teach Out Leases for periods prior to the Agreement Date that has been deferred beyond the Agreement Date is $3,841,925. A schedule detailing these amounts is set forth on Schedule 2.7(a)(ix).

(b)     Except as set forth in Section 2.7(b) of the Seller Disclosure Schedule, to the Knowledge of the Sellers, all of the material buildings and building systems included in the Rental Real Estate are structurally sound with no defects, and in good operating condition and repair (ordinary wear and tear excepted).

(c)     To the Knowledge of the Sellers, the Rental Real Estate is in compliance in all material respects with all applicable building, zoning, subdivision, health and safety and other land use laws, including The Americans with Disabilities Act of 1990, as amended, and the Sellers have all Permits necessary for the operation of the Rental Real Estate in connection with the conduct of the Everest Plus Business and such Permits are included in the Purchased Assets.

Section 2.8      Intellectual Property.

(a)     Except as set forth in Section 2.8(a) of the Seller Disclosure Schedule, the Sellers, as applicable, have title, free and clear of all Encumbrances (other than Permitted Encumbrances), to the Everest Plus IP. Operation of the Everest Plus Business (including all marketing and promotion in connection therewith) does not and has not interfered with, infringed upon, diluted, misappropriated or violated any Intellectual Property, right of privacy or right of publicity of any other Person. There have been no proceedings against any Seller or claims in writing received by any Seller since the date that is twenty four (24) months prior to the Agreement Date, alleging that any of the Sellers or any product, service or operation thereof (including, without limitation, the Curriculum) is infringing, misappropriating or violating any Intellectual Property rights, privacy right or publicity right of a third Person in connection with the Everest Plus Business.

(b)     The Sellers have no Knowledge (i) that any third party is infringing any of the Everest Plus IP, or (ii) of any pending claim against the Sellers contesting the validity, registrability or enforceability of any of the Everest Plus IP, and the Sellers have no Knowledge of any facts that would support such a claim.

(c)     Section 2.8(c) of the Seller Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) any personally identifiable information and/or financial information of students, prospective students, faculty, employees, their family members or other constituents of the Everest Plus Business. The collection and use by the Sellers of the student and other third-party personally identifiable data in the possession of the Sellers, and the transfer thereof to Purchaser hereunder, is not in violation of any privacy policy of the Sellers or any applicable Law.

(d)     Section 2.8(d) of the Seller Disclosure Schedule identifies all Everest Plus IP used in operation of the Everest Plus Business (including, without limitation, the Curriculum), and such section details all Intellectual Property owned by the Sellers that has been registered or for which applications have been filed. All registered Intellectual Property included within the Everest Plus IP that is owned by the Sellers is in good standing, with all fees paid in full and filings made to date, and the applicable Sellers have taken all necessary action and made all necessary filings to ensure that registrations and applications have not expired or been canceled or abandoned. Except as set forth in Section 2.8(d) of the Seller Disclosure Schedule, the Everest Plus IP constitutes all of the Intellectual Property rights necessary to conduct the Everest Plus Business as currently conducted (including, without limitation, ownership of or adequate licenses to all components of the Curriculum taught as part of the Everest Plus Business). The consummation of the Transactions will not alter (other than solely with respect to the change of ownership thereof), limit, impair or otherwise affect any Everest Plus IP.

(e)     Section 2.8(e) of the Seller Disclosure Schedule identifies under separate headings each Contract: (i) under which the Sellers use or license a material item of Intellectual Property that any Person besides the Sellers, including, without limitation, any Intellectual Property related to or incorporated in the Curriculum used in the Everest Plus Business (the “Inbound IP Contracts”); (ii) under which the Sellers have granted any Person any right or interest or any license to use any Intellectual Property owned by the Sellers included in the Everest Plus IP (the “Outbound IP Contracts”); and (iii) any other Material Contracts pursuant to which any other Person developed Intellectual Property on behalf of the Sellers in connection with the Everest Plus Business. Except as expressly provided in the Inbound IP Contracts, the Sellers do not owe any royalties or payments to any other Person for the use of any Everest Plus IP.

(f)     The Sellers have maintained commercially reasonable practices to protect the confidentiality of the Sellers’ trade secrets and other confidential information and the confidential information of the Sellers’ students, prospective students, faculty, employees, their family members or other constituents of the Everest Plus Business. All current and former employees and contractors of the Sellers who contributed to the development of any material portion of the Everest Plus IP are subject to Contracts that assign to the Sellers each such Person’s Intellectual Property in the work performed for the Sellers.

(g)     The Sellers maintain commercially reasonable disaster recovery plans with respect to its information systems supporting the Everest Plus Business and providing service to faculty, students and prospective students thereof. Except as disclosed in Section 2.8(g) of the Seller Disclosure Statement, there has been no material failure of such information systems since the date that is twenty-four (24) months prior to the Agreement Date that caused a material disruption or interruption in the operation of Everest Plus Business.

(h)     The Sellers have adopted and maintained commercially reasonable security policies with respect to their information systems as well as with respect to all collection, storage and transmission of personally identifiable information and financial information. There has been no material breach or violation of any such security policy and there has been no unauthorized or illegal use of or access to, or suspected security breach with respect to, any personally identifiable information and financial information held by the Sellers.

Section 2.9     Material Contracts. Section 2.9 of the Seller Disclosure Schedule lists all of the following Contracts (other than the Benefit Plans) to which any of the Sellers is a party or is bound used in or relating to the Everest Plus Business (each, a “Material Contract” and collectively, the “Material Contracts”):

(a)     Assumed Contracts that cannot be terminated upon thirty (30) days’ or less notice without penalty and have an unexpired term of six (6) months or more;

(b)     Assumed Contracts that involve annual commitments or payment in excess of $200,000 (but excluding all student enrollment agreements in customary form);

(c)     Assumed Contracts that constitute an Indebtedness;

(d)     Assumed Contracts that constitute a guaranty by any of the Sellers of obligations of any Person other than another Seller or that require any of the Sellers to indemnify any Person;

(e)     Assumed Contracts providing for the extension of credit by any of the Sellers;

(f)     Assumed Contracts limiting the ability of any of the Sellers to conduct the Everest Plus Business in any material respect;

(g)     Assumed Contracts that are collective bargaining agreements, amendments thereto, memorialized past practices or other agreements with any labor union, employees’ association or other employee representative of a group of employees;

(h)     Assumed Contracts that restrict any Business Employee’s ability to compete against the Everest Plus Business, solicit employees or customers, or disclose confidential information or that restrict any Business Employee’s post-separation professional activities.

(i)     Assumed Contracts that are for the employment, severance or retention of any Business Employee providing for annual compensation in excess of $150,000 or post-separation or severance payments in excess of $50,000, except for separation or severance obligations arising from the Transactions;

(j)     Assumed Contracts that are for capital expenditures in an amount exceeding $100,000 in any individual case or $1,000,000 in the aggregate; and

(k)     the Assumed Leases.

True, accurate and complete copies of all Material Contracts, together with all amendments, waivers, or other changes thereto, have been provided to Purchaser. Each Material Contract is a valid and binding obligation of each Seller party thereto, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally. Except as set forth in Section 2.9 of the Seller Disclosure Schedule, there are no defaults by any Seller under any Material Contract or, to the Knowledge of the Sellers, by any other party thereto.

Section 2.10     Insurance. Section 2.10 of the Seller Disclosure Schedule sets forth (a) a true and correct list of all policies of insurance (including policy number, insurer, insured parties, expiration date and type of coverage) maintained by the Sellers or their Affiliates and relating to the Everest Plus Business, the Purchased Assets or the Assumed Liabilities (collectively, the “Insurance Policies”); and (b) a true and correct list of all material pending claims and the claims history for the Sellers since the Compliance Date. All such Insurance Policies are in full force and effect, and none of the Sellers or their Affiliates has received any written notice of cancellation of, material premium increase with respect to, or material alteration of coverage under, any of the Insurance Policies. There are no material claims related to the Everest Plus Business, the Purchased Assets or the Assumed Liabilities pending under any Insurance Policies as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights. All premiums due on the Insurance Policies have either been paid or, if not yet due, accrued. None of the Sellers or their Affiliates is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. True, complete and complete copies of the Insurance Policies have been made available to Purchaser.

Section 2.11     Litigation; Compliance with Laws.

(a)     Except as set forth in Section 2.11(a) of the Seller Disclosure Schedule, there is no material Action at law or in equity before any Governmental Entity pending or, to the Knowledge of the Sellers, threatened, against any Seller, the Everest Plus Business or the Purchased Assets. Except as set forth in Section 2.11(a) of the Seller Disclosure Schedule, neither the Sellers nor any of their Subsidiaries are party to or bound by any currently effective Order that relates to the Everest Plus Business or any Purchased Asset. Except as set forth in Section 2.11(a) of the Seller Disclosure Schedule, there is no claim of wrongful termination or otherwise relating to employment matters pending or, to the Knowledge of the Sellers, threatened, against any Seller that is likely to result in an adverse damages award of greater than $100,000, inclusive of all economic, compensatory, statutory, and other damages, and the Sellers are insured (in excess of a $250,000 self-insured retention) for all such claims.

(b)     Except as set forth in Section 2.11(b) of the Seller Disclosure Schedule, neither the Sellers nor any of their Subsidiaries are in violation in any material respect of any Law to which any of them, the Everest Plus Business or the Purchased Assets, is subject.

(c)     No transfer of assets or property is being made by the Sellers and no obligation is being incurred by the Sellers in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Sellers.

(d)     Since the Compliance Date, none of the Sellers or any of their Representatives or, to the Knowledge of the Sellers, any other Person associated with or acting on behalf of any of the Sellers, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing or maintaining business; (ii) to obtain any license, permit, approval or qualification; or (iii) to obtain or maintain any other special concessions or treatment for or in respect of any of the Sellers in violation of any Law, or (b) established or maintained any fund or asset of the Sellers that has not been recorded in the Books and Records of any of the Sellers.

Section 2.12     Taxes.

(a)     All Tax Returns required to be filed with respect to the Everest Plus Business and the Purchased Assets prior to the Closing Date have been or will be timely filed (taking into account extensions), and such Tax Returns are or, if not yet filed, will be, complete and correct in all material respects.

(b)     All Taxes (whether or not shown or required to be shown on any Tax Return) required to be paid with respect to the Everest Plus Business and the Purchased Assets prior to the Closing Date have been paid or will be timely paid by the due date thereof, other than any such Taxes that are or will be contested in good faith by appropriate proceedings and for which adequate reserves will have been established.

(c)     All Taxes with respect to the Everest Plus Business and the Purchased Assets that were or will be required to be withheld, deducted or collected prior to the Closing Date have been or will be duly withheld, deducted and collected and, to the extent required, have been or will be paid to the proper Taxing Authority.

(d)     There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the Purchased Assets.

(e)     None of the Purchased Assets (A) is property that is required to be treated as being owned by any other person pursuant to the so-called safe harbor lease provisions of former Section 168(f)(8) of the Code (B) directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code, or (C) is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(f)     Except as set forth on Section 2.12 of the Seller Disclosure Schedule, no extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes or Tax Returns with respect to the Everest Plus Business and the Purchased Assets.

(g)     All deficiencies asserted, or assessments made, with respect to the Everest Plus Business and the Purchased Assets as a result of any examinations by any Taxing Authority have been fully paid.

(h)     Except as set forth on Section 2.12 of the Seller Disclosure Schedule, none of the Sellers is a party to any Action by any Taxing Authority with respect to the Everest Plus Business or the Purchased Assets.

(i)     None of the Sellers is or has been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(j)     None of the Sellers has engaged in any operations or activities that are subject to reporting obligations under Section 999 of the Code (relating to international boycotts).

Section 2.13     Employee Benefit Plans.

(a)     Section 2.13(a) of the Seller Disclosure Schedule sets forth a true and complete list of each material “employee benefit plan,” as defined in Section 3(3) of ERISA, and each and every other material written, unwritten, formal or informal plan, agreement, program, policy or other arrangement involving direct or indirect compensation (other than workers’ compensation, unemployment compensation and other government programs), employment, severance, consulting, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, other forms of incentive compensation, post-retirement insurance benefits, or other benefits, entered into, maintained or contributed to by the Sellers or any of their Subsidiaries or with respect to which the Sellers or any of their Subsidiaries has or may in the future have any liability (contingent or otherwise), in each case only with respect to which any Business Employee has any present or future rights to benefits. Each plan, agreement, program, policy or arrangement required to be set forth on the Seller Disclosure Schedule pursuant to the foregoing is referred to herein as a “Benefit Plan.”

(b)     The Sellers have made available the following documents to Purchaser with respect to each Benefit Plan: (1) correct and complete copies of all documents embodying such Benefit Plan, including (without limitation) all amendments thereto, and all related trust documents, (2) a written description of any Benefit Plan that is not set forth in a written document, (3) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, (4) the three most recent annual actuarial valuations, if any, (5) all IRS or Department of Labor (“DOL”) determination, opinion, notification and advisory letters, (6) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, (7) all material correspondence to or from any Governmental Entity received in the last three years, (8) all discrimination tests for the most recent three plan years, and (9) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts.

(c)     Each Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign and domestic), including (without limitation) ERISA and the Code, that are applicable to such Benefit Plans. Each Benefit Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and either: (1) has obtained a currently effective favorable determination notification, advisory and/or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) from the IRS covering the amendments to the Code effected by the Tax Reform Act of 1986 and all subsequent legislation for which the IRS will currently issue such a letter, and, to the Knowledge of the Sellers, no amendment to such Benefit Plan has been adopted since the date of such letter covering such Benefit Plan that would adversely affect such favorable determination; or (2) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination.

(d)     No Benefit Plan currently or in the past six (6) years maintained, sponsored, contributed to or required to be contributed to by the Sellers, any of their Subsidiaries, or any of their respective current or former ERISA Affiliates is or at any time in the past six (6) years was (1) a “multiemployer plan” as defined in Section 3(37) of ERISA, (2) a plan described in Section 413 of the Code, (3) a plan subject to Title IV of ERISA, (4) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, or (5) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. The term “ERISA Affiliate” means any Person that, together with the Sellers or any of their Subsidiaries, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(e)     (i) Except as set forth in Section 2.13(e) of the Seller Disclosure Schedule, none of the Sellers is subject to any material liability or penalty under Sections 4975 through 4980B of the Code or Title I of ERISA; (ii) each of the Sellers has complied in all material respects with all applicable health care continuation requirements in Section 4980B of the Code and in ERISA; and (iii) no material “Prohibited Transaction,” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Benefit Plan.

(f)     No material action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or, to the Knowledge of the Sellers, threatened against or with respect to any Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Benefit Plan). There are no audits, inquiries or proceedings pending or, to the Knowledge of the Sellers, threatened by the IRS, DOL, or other Governmental Entity with respect to any Benefit Plan.

Section 2.14     Employment Matters.

(a)     No Seller is a party to any collective bargaining agreement with respect to the Everest Plus Business and, to the Knowledge of the Sellers, there are no labor unions or other organizations that have filed a petition with the National Labor Relations Board or any other Governmental Entity seeking certification as the collective bargaining representative of any Business Employee. Since the Compliance Date, there has not been any, there is not presently pending or existing any, and there is not, to the Knowledge of the Sellers, any threatened, (i) strike, lockout, slowdown, picketing, or work stoppage or other concerted employee activity with respect to the Business Employees or (ii) except as set forth in Section 2.14(a) of the Seller Disclosure Schedule, unfair labor practice charge against any Seller by any Business Employee or labor organization. Except as set forth in Section 2.14(a) of the Seller Disclosure Schedule, since the Compliance Date, to the Knowledge of the Sellers, no labor unions or other organizations have represented, purported to represent or attempted to organize or represent any Business Employees.

(b)     Section 2.14(b) of the Seller Disclosure Schedule lists, as of the Agreement Date, all Business Employees, and for each such employee: (i) job position; (ii) job location; (iii) the level of base compensation or regular base wage rate, as applicable; (iv) date of hire; (v) full-time or part-time status; and (vi) Fair Labor Standards Act status (exempt or non-exempt).

(c)     Since the Compliance Date, the Sellers have correctly classified Business Employees and former employees as exempt employees or nonexempt employees under the Fair Labor Standards Act and other Laws, except for any instances of misclassification that would not reasonably be expected, individually or in the aggregate, to be material. All Business Employees are legally permitted to be employed by the Sellers in the jurisdiction in which such Business Employee is employed in their current job capacities. Since the Compliance Date, all independent contractors providing services to the Everest Plus Business have been properly classified as independent contractors for purposes of federal and applicable state Tax Laws, Laws applicable to employee benefits and other Laws, except for any instances of misclassification that would not reasonably be expected, individually or in the aggregate, to be material.

(d)     Except as set forth in Section 2.14(d) of the Seller Disclosure Schedule, the Sellers are in compliance in all material respects with all Laws and arbitration awards relating to employment, and employment practices of Business Employees, including but not limited to Laws and awards addressing equal opportunity, civil rights, non-discrimination, non-retaliation, whistleblowing, workers’ compensation, immigration, wages, employee exemption status, hours, overtime, benefits, collective bargaining, the payment of social security and similar taxes, income tax withholding, occupational safety and health, and/or privacy rights, and have been in compliance since the Compliance Date.

(e)     Since July 1, 2013, with respect to the Everest Plus Business, no Seller has effectuated (i) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. (the “WARN Act”) (or any similar state, local or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of a Seller, (ii) a “mass layoff” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or facility of the Everest Plus Business, or (iii) a “Relocation” or “Termination” within the meaning of California Labor Code § 1400 et seq.

(f)     Except as set forth in Section 2.14(f) of the Seller Disclosure Schedule, all of the Business Employees are employed on an “at will” basis and are not employed for any fixed term.

(g)     Except as set forth in Section 2.14(g) of the Seller Disclosure Schedule, no Business Employee has been involuntarily terminated within 90 days preceding the Agreement Date, and the Sellers shall not involuntarily terminate any Business Employee with a title of Regional Vice President or above (including campus Presidents) for Business Employees in the field, or Vice President or above for Business Employees in the campus support group, prior to the Closing Date except with prior written notice to and the approval of Purchaser, which approval shall not be unreasonably withheld.

Section 2.15     Environmental Matters. Except as set forth in Section 2.15 of the Seller Disclosure Schedule:

(a)     With respect to the Everest Plus Business, the Sellers are currently and have been at all times since the Compliance Date, in material compliance with all applicable Laws in effect relating to the protection of the environment or to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Materials in the environment and including, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), to the extent each is applicable and as each has been amended and including the regulations promulgated pursuant thereto (the “Environmental Laws”).

(b)     The Sellers currently possess and are in material compliance with, and since the Compliance Date, have possessed and been in material compliance with, all Approvals and Permits required by any Environmental Laws for the operation of the Everest Plus Business.

(c)     Except as in material compliance with Environmental Law, the operations of the Everest Plus Business have not caused any release of Hazardous Materials in violation of any Environmental Laws at (i) the Rental Real Estate, or (ii) to the Knowledge of the Sellers, any other property at which the Sellers have disposed of or arranged for the disposal of Hazardous Materials.

(d)     There are no Actions at law or in equity before any Governmental Entity related to any Environmental Law that are pending, or to the Knowledge of the Sellers, threatened against the Sellers or any of their Subsidiaries in connection with the Everest Plus Business.

Section 2.16     Educational Laws and Educational Approvals.

(a)     Except as set forth in Section 2.16(a) of the Seller Disclosure Schedule, each Everest Plus School has been, since the Compliance Date, in compliance in all material respects with all applicable Educational Laws. Since the Compliance Date, each Everest Plus School has held and presently holds all Educational Approvals necessary to conduct the Everest Plus Business, as then or presently conducted, including approvals required for each campus, additional location, branch, facility or other location where any Everest Plus School has offered all or any portion of an educational program, and all approvals required for any facility or location from which any Everest Plus School administers, teaches or otherwise supports programs offered online or through other distance education delivery methods. Except as set forth in Section 2.16(a) of the Seller Disclosure Schedule, each Everest Plus School has been, since the Compliance Date, in compliance in all material respects with the terms and conditions of all such Educational Approvals. Since the Compliance Date, except as set forth in Section 2.16(a) of the Seller Disclosure Schedule, each such Educational Approval is in full force and effect, and no proceeding for the suspension, limitation, revocation, termination or cancellation of any of them is pending. Except as set forth in Section 2.16(a) of the Seller Disclosure Schedule, since the Compliance Date, no application made by any Everest Plus School to any Educational Agency has been denied or materially limited or conditioned.

(b)     Since the Compliance Date, except as set forth in Section 2.16(b) of the Seller Disclosure Schedule, each Everest Plus School and each campus or location thereof has been licensed or met the qualifications to be exempt from licensure by the applicable State Educational Agencies, accredited by the applicable Accrediting Body or Accrediting Bodies, and has been certified by ED as an eligible institution of higher education and is a party to a Program Participation Agreement with ED. With the exception of the annual financial aid compliance audits required by 34 C.F.R. § 668.23, and routine reporting that occurs on an annual basis with respect to institutions regulated by such Educational Agency or renewal-related reviews, and except as set forth in Section 2.16(b) of the Seller Disclosure Schedule, since the Compliance Date, none of the Sellers or any Everest Plus School has received written notice of (i) any investigation, review, or audit of the operation of the Title IV Programs of any Everest Plus School; (ii) any review of the Educational Approvals by ED or any other Educational Agency of any Everest Plus School; or (iii) any complaints by students or employees as filed and currently pending with an Educational Agency with respect to any Everest Plus School. Except as set forth in Section 2.16(b) of the Seller Disclosure Schedule, since the Compliance Date, none of the Sellers or any Everest Plus School has received written notice of any alleged material violation of any Educational Law related to maintaining and retaining in full force and effect any Educational Approvals necessary for each Everest Plus School’s existing operations. Except as set forth in Section 2.16(b) of the Seller Disclosure Schedule, to the Knowledge of the Sellers, no fact or circumstance exists that would be likely to result in the termination, revocation, suspension, restriction or failure of any Everest Plus School to obtain renewal of any Educational Approval or to obtain any Pre-Closing Educational Consent or Post-Closing Educational Consent.

(c)     Except as set forth in Section 2.16(c) of the Seller Disclosure Schedule, each Everest Plus School has since the Compliance Date been in material compliance with any and all applicable Educational Laws relating to Student Financial Assistance, including, without limitation, the Title IV program participation, financial responsibility and administrative capability requirements promulgated by ED at 34 C.F.R. §§ 668.14, 668.16, and 668.171-175, as well as the student eligibility requirements promulgated by ED at 34 C.F.R. § 668.31-39. Since the Compliance Date, except as set forth in Section 2.16(c) of the Seller Disclosure Schedule, each Everest Plus School has been in material compliance with the Program Integrity Rules and the Gainful Employment Disclosure Requirements.

(d)     Section 2.16(d) of the Seller Disclosure Schedule sets forth the full address of each Everest Plus School and each campus, additional location, branch, facility or other location where any Everest Plus School, at any time since the Compliance Date, has offered 50 percent or more of an educational program for which Title IV Program funds are offered or administered.

(e)     Since the Compliance Date, the Sellers and each Everest Plus School have obtained all material Educational Approvals required to offer each educational program offered by any Everest Plus School for which Title IV Program funds have been provided, and each such educational program has since the Compliance Date been an “eligible program” in compliance in all material respects with the requirements of 34 C.F.R. § 668.8.

(f)     Since the Compliance Date, except as set forth in Section 2.16(f) of the Seller Disclosure Schedule, the Sellers and each Everest Plus School have complied in all material respects with the applicable Educational Laws regarding misrepresentation including but not limited to 34 C.F.R. Part 668 Subpart F.

(g)     Since the Compliance Date, each Everest Plus School has disclosed and timely reported, in compliance in all material respects with the applicable provisions of 34 C.F.R. Part 600: (i) the addition of any new educational programs or locations; and (ii) the ownership of each Everest Plus School, including any shifts in ownership or control, including any changes in reported ownership levels or percentages. Since the Compliance Date, with respect to any location or facility of any Everest Plus School that has closed or at which any Everest Plus School ceased providing educational programs, the Everest Plus School complied in all material respects with all Educational Laws related to the closure or cessation of instruction at such location or facility, including without limitation requirements for teaching out students from such location or facility.

(h)     Except as set forth in Section 2.16(h) of the Seller Disclosure Schedule, since the Compliance Date, no Everest Plus School has provided any educational instruction on behalf of any other institution or organization of any sort, and no other institution or organization of any sort has provided any educational instruction on behalf of any Everest Plus School.

(i)     Since the Compliance Date, each Everest Plus School has complied with Title IV Program requirements, as set forth at 20 U.S.C. § 1094(a)(20) and implemented at 34 C.F.R. § 668.14(b)(22), regarding the payment of a commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds.

(j)     Except as set forth on Section 2.16(j) of the Seller Disclosure Schedule, for any fiscal year ending after the Compliance Date, no Everest Plus School has received more than ninety percent of its revenues from the Title IV Programs, as set forth in 34 C.F.R. §§ 668.14 and 668.28.

(k)     Except as set forth in Section 2.16(k) of the Seller Disclosure Schedule, since the Compliance Date, no entity or organization that has a student lending relationship with any Everest Plus School and that provides or originates either Educational Loans, Seller Private Educational Loans or Private Educational Loans has terminated or otherwise significantly modified or reduced the availability of such loans to students enrolled in any Everest Plus School.

(l)     Each Everest Plus School has complied in all material respects with ED’s financial responsibility requirements in accordance with 34 C.F.R. § 668.175 for each of the fiscal years ending since the Compliance Date, including any compliance based on the posting of an irrevocable letter of credit in favor of ED. Except as set forth in Section 2.16(l) of the Seller Disclosure Schedule, since the Compliance Date, no Everest Plus School has received written notice of a request by any Educational Agency requiring the Sellers, any of their Subsidiaries or any Everest Plus School to post a letter of credit or other form of surety for any reason, including any request for a letter of credit based on late refunds pursuant to 34 C.F.R. § 668.173, or received any request or requirement that any Everest Plus School process Title IV Program funds under the reimbursement or heightened cash monitoring–level 2 procedures, as those procedures are set forth at 34 C.F.R. § 668.162.

(m)     Since the Compliance Date, except as set forth in Section 2.16(m) of the Seller Disclosure Schedule, each Everest Plus School has been in compliance in all material respects with all Educational Agency and ED requirements and regulations, including but not limited to requirements set forth at 34 C.F.R. § 668.22, relating to (i) fair and equitable refunds policy and (ii) the calculation and timely repayment of federal and nonfederal funds.

(n)     Since the Compliance Date, each Everest Plus School has complied in all material respects with (i) the requirements governing preferred lender relationships, Seller Private Educational Loans, Private Educational Loans, and codes of conduct as set forth in 20 U.S.C. § 1094; and (ii) applicable provisions of 20 U.S.C. § 1085(d)(19) and 34 C.F.R. § 682.212 regarding prohibited inducements. Since the Compliance Date, the Sellers (as related to the Everest Plus Schools) and each Everest Plus School have complied in all material respects with Applicable Laws and Educational Laws related to the extension of credit or that are otherwise applicable to any educational financing program offered to students by the Sellers (as related to the Everest Plus Schools) or such Everest Plus School, including, but not limited to, the Truth in Lending Act, Equal Credit Opportunity Act, and Fair Credit Reporting Act.

(o)     Except as set forth in Section 2.16(o) of the Seller Disclosure Schedule, each Everest Plus School has complied in all material respects with all Educational Agency requirements concerning the proper calculation and timely reporting of student outcomes, including but not limited to retention, completion or graduation, and placement or employment rates, as applicable, and the methodology for calculating such rates.

(p)     Section 2.16(p) of the Seller Disclosure Schedule sets forth (i) the published 3 year cohort default rates for each Everest Plus School calculated by ED under 34 C.F.R. Part 668 Subpart N for fiscal years 2009, 2010 and 2011, and (ii) the published 2 year cohort default rates for each Everest Plus School for the three most recent federal fiscal years for which such default rates have been calculated and published by ED.

(q)     To the Knowledge of the Sellers, none of the Sellers or any Person that exercises Substantial Control over any of the Sellers or any Everest Plus School, or member of such Person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together (i) exercises or, since the Compliance Date, exercised Substantial Control over another institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.

(r)     Since the Compliance Date, to the extent that any Everest Plus School has received services from Socle, the agreement for such services and the performance of services thereunder have complied in all material respects with all applicable Educational Laws including, without limitation, the requirements of 34 C.F.R. § 668.25.

(s)     To the Knowledge of the Sellers, none of the Sellers (as related to the Everest Plus Schools) or any Everest Plus School has employed in a capacity involving administration of Title IV Program funds, any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Entity or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

(t)     To the Knowledge of the Sellers, none of the Sellers or any Everest Plus School has, since the Compliance Date contracted with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use, or expenditure of funds of a Governmental Entity or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

(u)     None of the Sellers or any Everest Plus School, nor any Affiliate of any Everest Plus School or other Person that has the power, by contract or ownership interest, to direct or cause the direction of management or policies of any Everest Plus School has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(v)     None of the Sellers or any Everest Plus School, or any chief executive officer thereof, have pled guilty to, pled nolo contendere, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

(w)     To the Knowledge of the Sellers, since the Compliance Date, none of the Sellers (as related to the Everest Plus Schools) or any Everest Plus School has contracted with or employed any Person that has been, or whose officers or employees have been, convicted of, or pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of any Governmental Entity or Educational Agency, or administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

(x)     The Sellers have provided to Purchaser copies of material correspondence and documents currently in their possession received from, or sent by or on behalf of any Everest Plus School to ED or any other Educational Agency that were (i) sent or received since the Compliance Date or relate to any issue that remains pending and (ii) relate to (1) any written notice that any Educational Approval is not in full force and effect or that an event has occurred that constitutes or, with the giving of notice or the passage of time or both, would be expected to result in revocation of such Educational Approval; (2) any written notice that the Everest Plus School has violated in any material respect any Educational Law; (3) any Compliance Review; (4) any written notice of an intent to limit, show cause, suspend, terminate, revoke, cancel, not renew or condition (including any action placing the Everest Plus School or location thereof on probation) the accreditation of the Everest Plus School; (5) any written notice of an intent or threatened intent to condition the provision of Title IV Program funds to the Everest Plus School, or the continued operation of the education programs offered by the Everest Plus School on the posting of a letter of credit or other surety in favor of ED or any Educational Agency; (6) any written notice of an intent to provisionally certify the eligibility of the Everest Plus School to participate in the Title IV Programs or (7) the placement or removal of the Everest Plus School on or from the reimbursement or heightened cash monitoring method of payment under Title IV Programs.

Section 2.17     Title to Assets; Sufficiency of Assets.

(a)     The applicable Sellers have valid title, free and clear of all Encumbrances (other than Permitted Encumbrances and liens in favor of Bank of America, N.A. as the administrative agent under the Credit Agreement), to all of the Purchased Assets.

(b)     Except as set forth in Section 2.17(b) of the Seller Disclosure Schedule, the Purchased Assets (whether owned by the Sellers or leased or licensed from other Persons as disclosed herein) constitute all of the tangible and intangible property and services, necessary for the continued conduct of the Everest Plus Business after the Closing and none of the Excluded Assets are used in to the Everest Plus Business.

Section 2.18     Permits. Except as set forth in Section 2.18 of the Seller Disclosure Schedule, the Sellers (a) own or possess all right, title and interest in and to all of, and are in compliance with all terms and conditions of, all material permits, registrations, licenses, franchises, certifications, approvals, exemptions and other approvals from any Governmental Entity required for the ownership and conduct of the Everest Plus Business as presently conducted (collectively, the “Approvals”), and (b) are in compliance in all material respects with the terms and conditions of such Approvals and have not received any written notice that any Seller is in violation in any material respect of any of the terms or conditions of such Approvals. All Approvals are in full force and effect, and there is no actual or threatened suspension, cancellation, or invalidation of any Approval.

Section 2.19     Internal Controls.

(a)     The Sellers (with respect to the Everest Plus Business) maintain systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions relating to the Everest Plus Business are executed in accordance with management’s general or specific authorization and (ii) transactions relating to the Everest Plus Business are accurately recorded as necessary to permit the preparation of financial statements and to maintain accountability for its assets.

(b)     The Books and Records, true, correct, and complete copies of which have been provided to Purchaser, are complete and correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, including the maintenance of an adequate system of internal controls.

Section 2.20     Affiliated Transactions. Except as set forth on Section 2.20 of the Seller Disclosure Schedules, and except for the DCP Plan and as provided in Section 1.3(e), none of the Assumed Liabilities is a liability payable to or in favor of any director, officer, manager, or employee of any of the Sellers or their respective Affiliates and none of the directors, officers, employees, or managers of any of the Sellers or their Affiliates has any right to or interest in any of the Purchased Assets (other than the Books and Records).

Section 2.21     Brokers’, Finders’ Fees, etc. Except for the fees and expenses of Barclays, which will be paid pursuant to Section 1.7(c), there are no rights to brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Sellers or any of their respective Affiliates, officers, employees, managers or directors.

Section 2.22     SEC Documents. Each report, schedule, form, statement and other document filed by Parent with the SEC since July 1, 2013 (collectively, the “SEC Documents”) complied as to form in all material respects with the requirements of the Exchange Act, and the rules and regulations of the SEC applicable thereto at the time of its filing, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the SEC Documents, as amended to date, contains as of the Agreement Date any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 2.23     Disclaimer. The representations and warranties of the Sellers set forth in this Section 1.13(d) or in the other Transaction Documents constitute the sole and exclusive representations and warranties of the Sellers to Purchaser in connection with the Transactions, and all other representations and warranties of any kind or nature, expressed or implied, are specifically disclaimed by the Sellers. Without limiting the foregoing, the Sellers are not making any representation or warranty to Purchaser with respect to any financial projection or forecast relating to the Everest Plus Business or the prospects of the Everest Plus Business.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser hereby represents and warrants to the Sellers as follows:

Section 3.1      Organization; Authorization.

(a)     Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Except as would not prevent the consummation of the Transactions, Purchaser has all requisite corporate power and authority to own, lease and operate all of the assets owned, leased or operated by it and to carry on its business as currently conducted, and is duly qualified or licensed to do business as a foreign corporation in good standing in each jurisdiction in which the character of the assets owned, leased or operated by it or the nature of its business requires such qualification.

(b)     Purchaser has the full corporate power and authority to enter into this Agreement and each other Transaction Document to which it is or, at the Closing, will become a party, and to carry out the Transactions and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each other Transaction Document to which Purchaser is or, at the Closing, will become a party, and the consummation of the Transactions, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement and each other Transaction Document to which Purchaser is or, at the Closing, will become a party are valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally.

Section 3.2     No Violation. Neither the execution, delivery and performance by Purchaser of this Agreement and each of the Transaction Documents to which Purchaser is or will be a party nor the consummation of the Transactions will (i) violate, breach or be in conflict with any provisions of the certificate of incorporation or bylaws or equivalent organizational documents of Purchaser, (ii) with or without the giving of notice or the passage of time, or both, violate, or be in conflict with or constitute a default (or give rise to any right of or automatic termination, amendment, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract or any Approval to which Purchaser is a party or by which any of its assets may be bound, in any case that cannot be cured by obtaining Consent from the counterparty or counterparties thereto, or (iv) subject to obtaining the Governmental Consents and the Educational Consents set forth on Schedule A-1, violate any Law to which Purchaser is subject, except for violations, conflicts, breaches, defaults, or failure to obtain Consents or provide notifications that would not reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Documents to which it is a party or to consummate the Transactions.

Section 3.3     Consents and Approvals. Except for the Governmental Consents set forth in Section 2.3(a) of the Seller Disclosure Schedule and the Educational Consents set forth on Schedule A-1, and except as would not reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Documents to which it is a party or to consummate the Transactions, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity or Educational Agency is required to be made or obtained by Purchaser in connection with the execution, delivery and performance of this Agreement and each of the Transaction Documents to which Purchaser is or will be a party or the consummation of the Transactions.

Section 3.4     Litigation. There is no Action at law or in equity before any Governmental Entity or Educational Agency pending or, to the Knowledge of Purchaser, threatened, against Purchaser or its Subsidiaries that if determined adversely to Purchaser and/or its Subsidiaries would reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Documents to which it is a party or to consummate the Transactions. Except as would not reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Documents to which it is a party or to consummate the Transactions, there does not exist any outstanding Order against Purchaser or its Subsidiaries.

Section 3.5      Solvency. Immediately after giving effect to the Transactions, Purchaser and each of its Subsidiaries shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Transactions, Purchaser and each of its Subsidiaries shall have adequate capital to carry on their respective businesses, including the Everest Plus Business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser and its Subsidiaries.

Section 3.6      Sufficient Funds. Purchaser has, as of the Agreement Date (through unrestricted cash and marketable securities on its balance sheet), and at the Initial Closing, will have (through unrestricted cash and marketable securities on its balance sheet), sufficient funds available in cash to pay the Purchase Price and all other amounts payable by Purchaser under this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder following the Closing. Without limiting the foregoing, Purchaser’s ability to consummate the Transactions is not contingent on Purchaser’s ability to complete any public offering or private placement of equity or debt securities or to obtain any other type of financing prior to or on the Initial Closing.

Section 3.7      Educational Laws and Educational Approvals.

(a)     To the Knowledge of Purchaser, there are no facts or circumstances attributable to Purchaser or any of its Subsidiaries or to any other Person that exercises Substantial Control with respect to Purchaser or any of its Subsidiaries, that would, individually or in the aggregate, adversely affect any Everest Plus School’s ability to obtain any Educational Consent.

(b)     To the Knowledge of Purchaser, neither Purchaser nor any of its Subsidiaries, or any Person that exercises Substantial Control over Purchaser or any of its Subsidiaries, or member of any such Person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together, (i) exercises or exercised Substantial Control over another institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.

(c)     To the Knowledge of Purchaser, neither Purchaser nor any of its Subsidiaries has employed in a capacity involving administration of Title IV Program funds, any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Entity or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Entity or Educational Agency.

(d)     To the Knowledge of Purchaser, neither Purchaser nor any of its Subsidiaries has contracted with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use, or expenditure of funds of a Governmental Entity or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving funds of any Governmental Entity or Educational Agency.

(e)     None of Purchaser, any Subsidiary of Purchaser, any ED Affiliate of Purchaser or any other Person that after the consummation of the Transactions will have the power, by contract or ownership interest, to direct or cause the direction of management or policies of any Everest Plus School, has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(f)     Neither Purchaser nor any of its Subsidiaries, or any chief executive officer thereof, has pled guilty to, pled nolo contendere, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

(g)     Neither Purchaser nor any of its Subsidiaries, to the Knowledge of Purchaser, has contracted with or employed any Person that has been, or whose officers or employees have been, convicted of, or pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of any Governmental Entity or Educational Agency, or administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving funds of any Governmental Entity or Educational Agency.

Section 3.8     Brokers’, Finders’ Fees, etc. There are no rights to brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Purchaser or any of its Affiliates, officers, employees, or directors.

Section 3.9     Purchaser Acknowledgment. Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties set forth in Section 1.13(d) or in any of the other Transaction Documents, none of the Sellers, their respective Affiliates, or any of their respective Representatives make or have made any representation or warranty, express or implied, at Law or in equity, as to any matter with respect to the Everest Plus Business, the Purchased Assets, or the Assumed Liabilities, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Everest Plus Business after the Closing in any matter or (iii) the probable success or profitability of the Everest Plus Business or the Purchased Assets after the Closing, and (b) except in cases of fraud or matters involving criminal activity, other than the indemnification obligations of the Sellers set forth in ARTICLE VIII or as set forth in any of the other Transaction Documents, none of the Sellers, their respective Affiliates, or any of their respective Representatives will have or will be subject to any liability or indemnification obligation to Purchaser or any of Purchaser’s Affiliates resulting from the distribution to Purchaser, its Affiliates, or any of their Representatives of, or Purchaser’s use of, any information relating to the Everest Plus Business, the Purchased Assets, or the Assumed Liabilities, including any information, documents or material provided to Purchaser, its Affiliates, or any of their Representatives, whether orally or in writing, in certain “data rooms,” management presentations, discussions, responses to questions submitted on behalf of Purchaser or any other form in expectation of the Transactions.

ARTICLE IV

COVENANTS PENDING CLOSING

Section 4.1     Restrictions on Conduct of Everest Plus Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing Date, except as otherwise expressly set forth in this Agreement or Schedule 4.1 or as otherwise previously consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Sellers shall not engage in any practice, take any action, or enter into any transaction outside the ordinary course of business of the Sellers as currently conducted with respect to the Everest Plus Business, the Purchased Assets or the Assumed Liabilities. Without limiting the generality of the foregoing, without the prior consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, the Sellers shall not, in each case with respect to the Everest Plus Business, the Purchased Assets or the Assumed Liabilities, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing Date and, if applicable, the date of any subsequent Closing contemplated by Section 6.4 (a) amend or otherwise change its certificate of incorporation or bylaws or equivalent governing documents to the extent such amendment or change would prevent, materially delay or materially impede the consummation of the Transactions, (b) increase in any material respect, or grant any material additional, salary, benefits or other compensation, to any Business Employee, (c) enter into or terminate any Contract not terminable without premium or penalty on 60 or fewer days’ notice or which would be reasonably expected to involve the payment of $250,000 or more in any 12-month period, (d) amend, terminate, renew, extend or increase the rate of payment under any Assumed Lease or Teach Out Lease (to the extent, with respect to any Teach Out Lease, that such amendment would adversely impact Purchaser’s rights under the related sublease), (e) sell or transfer any owned real property used in the Everest Plus Business except in a transaction that would provide for Purchaser’s occupancy of the property pursuant to an operating lease of not fewer than 10 years and otherwise on terms reasonably acceptable to Purchaser, (f) except as provided in Section 5.3(a), take any action with respect to the Business Employees, including but not limited to a mass layoff, plant or facility shutdown, closure of employment site, or the effectuation of employee terminations, that creates any liability, or substantial risk thereof to Purchaser, under the WARN Act or any similar, state, local or foreign law, including but not limited to the California Labor Code, or (g) take or permit any action that would be required to be disclosed pursuant to Section 2.6, or agree in writing to take any such action.

Section 4.2     Conduct of the Everest Plus Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing Date, the Sellers shall use their respective commercially reasonable efforts as currently exercised by the Sellers to: (i) maintain and preserve intact the business and properties of the Everest Plus Business, including its present operations, physical facilities, and working conditions; and (ii) maintain and preserve the rights, franchises, and relationships of its employees, contractors, students, customers, lessors, licensors, lenders, suppliers, regulators and others having relationships with the Everest Plus Business. Without limiting the foregoing, from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing Date or, if applicable, the date of any subsequent Closing contemplated by Section 6.4, the Sellers shall use their respective commercially reasonable efforts as currently exercised by the Sellers to:

(a)     preserve and maintain all Permits and Approvals required for the conduct of the Everest Plus Business as currently conducted or the ownership and use of the Purchased Assets;

(b)     pay or otherwise satisfy the Indebtedness, Taxes and other Liabilities and obligations of the Everest Plus Business when due;

(c)     continue to collect Accounts Receivable in a manner consistent with past practice, without discounting such Accounts Receivable;

(d)     maintain the properties and assets included in the Purchased Assets in the same condition as they were on the Agreement Date, subject to reasonable wear and tear;

(e)     continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;

(f)     defend and protect the properties and assets included in the Purchased Assets from infringement or usurpation;

(g)     perform all of their obligations under all Assumed Contracts;

(h)     maintain the Books and Records in accordance with past practice; and

(i)     comply in all material respects with all Laws and Educational Laws applicable to the conduct of the Everest Plus Business or the ownership and use of the Purchased Assets.

Section 4.3     Mutual Reasonable Best Efforts.

(a)     Subject to Section 4.7(e), Purchaser and the Sellers each agree to use their reasonable best efforts, and to cooperate with each other, to take, or cause to be taken, all appropriate actions to do, or cause to be done, all things necessary, proper or advisable under Applicable Law or Educational Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including, subject to any applicable limitations set forth in this ARTICLE IV and other provisions of this Agreement, causing the satisfaction of the respective conditions set forth in ARTICLE VI and executing and delivering such other instruments and doing and performing such other acts for effecting the consummation of the Transactions. Without limiting the foregoing, Purchaser and the Sellers shall use their reasonable best efforts, and cooperate with each other, to identify assets that should be included among Purchased Assets or Excluded Assets, respectively, and make such additions, modifications or removals to Schedule 1.1(e) (Assumed Contracts), Schedule A-2 (Intellectual Property), Section 2.8 of the Seller Disclosure Schedule (Intellectual Property), Section 2.9 of the Seller Disclosure Schedule (Material Contracts), and any other Schedules to which modification may be appropriate, in all cases as Purchaser or the Seller Representative may reasonably request. Without limiting the foregoing, the parties shall cooperate to revise the applicable Schedules, as necessary, so as to reflect their intent that Purchaser shall not acquire the assets exclusively related to the Everest and WyoTech schools located in the state of California. If any asset of the Sellers is used in the Everest Plus Business but not identified as a Purchased Asset as of the Agreement Date because it is used in a line of business of the Sellers other than the Everest Plus Business, then the parties shall cooperate in good faith using commercially reasonable efforts prior to and after the Closing to implement such arrangements as Purchaser may request to ensure that the benefit of the asset is apportioned or otherwise shared between the parties in a manner satisfactory to both parties.

(b)     Between the Agreement Date and the Initial Closing, the Sellers and Purchaser shall cooperate and use their respective commercially reasonable best efforts to negotiate with the lessors under the Assumed Leases and counterparties to the Assumed Contracts the terms and conditions on which Purchaser will assume those Assumed Leases and Assumed Contracts, including by way of example and not limitation, the terms and conditions providing for the compromise or forgiveness of payables or rent amounts past due, the reduction and scope of the property leased or subleased as applicable, and the scope of any Contract coverage.

(c)     At the reasonable request of Purchaser, between the Agreement Date and the Initial Closing, the Sellers shall terminate any Assumed Contract that Purchaser may request, so long as (i) that termination may be effected without premium or penalty and “without cause” upon notice given by the Sellers ninety (90) days or fewer in advance of the specified termination date, (ii) that termination would not adversely impact the Sellers in the event the Closing were not to occur, and (iii) that termination would not adversely impact Purchaser’s ability to perform its obligations under the Transition Services Agreement.

(d)     Purchaser may, in its sole discretion, upon giving notice to the Sellers at least five (5) days prior to the Initial Closing, elect not to assume any Assumed Contract (defined for purposes of this Section 4.3(d) before giving effect to any election pursuant to this Section 4.3(d)), in which case the Schedules to this Agreement shall be appropriately modified to reflect Purchaser’s decision; provided, however, that the aggregate payment obligations in the year immediately following the Initial Closing under all such Contracts that Purchaser proposes to elect not to assume shall not exceed fifteen percent (15%) of the aggregate payment obligations in the year immediately following the Initial Closing under all of the Assumed Contracts (defined for purposes of this Section 4.3(d) before giving effect to any election pursuant to this Section 4.3(d)). Notwithstanding anything to the contrary in this Agreement, Purchaser may, in its sole discretion, upon giving notice to the Sellers at least five (5) days prior to the Initial Closing, elect not to assume (i) any Contract of the Sellers related to insurance (excluding workers compensation related insurance) or marketing, (ii) any oral agreement, and (iii) any Contract that has expired by its terms but not been renewed, except in each case for clauses (i) - (iii) of this sentence where such Contract needs to be assumed by Purchaser in order for it to perform its obligations under the Transition Services Agreement.

(e)     The Sellers and Purchaser shall, subject to compliance with applicable Law, applicable Educational Law and each party’s fiduciary obligations, cooperate in good faith to ensure that the Sellers implement the plan contemplated by Section 9.1(k).

Section 4.4     Access to Information. During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with its terms or the Closing and upon reasonable advance notice from Purchaser, the Sellers shall (and shall cause their Affiliates and Representatives to) allow Purchaser and its Representatives, during the applicable Seller’s normal business hours and without unreasonable interference with the operation of the Everest Plus Business (a) full access to, and the right to inspect, all premises, properties, assets, Books and Records (including Tax records), Contracts, and such materials and information about the Everest Plus Business, the Purchased Assets, and the Assumed Liabilities as Purchaser may reasonably request, and (as applicable) to allow Purchaser and its Representatives to make copies thereof, all of which shall be provided in an organized fashion and so as to facilitate an orderly review, and (b) reasonable access to specified members of management of the Everest Plus Business as the parties may reasonably agree and, with the approval of the Sellers (not to be unreasonably withheld, conditioned or delayed), such other persons as may be reasonably necessary to the consummation of the Transactions; provided, however, that the foregoing shall not (i) preclude any discussions prior to Closing between Purchaser and its Representatives, on the one hand, and any Business Employees, on the other, regarding terms of their potential employment with Purchaser after Closing; (ii) require the Sellers to provide any such access or disclose any information to the extent the provision of such access or such disclosure would contravene Applicable Law or Educational Law, result in a breach of attorney-client or similar privilege, or violate any confidentiality or nondisclosure agreement or similar agreement or arrangement to which the Sellers or any of their respective Subsidiaries are a party; and (iii) unreasonably disrupt the normal operations of the Everest Plus Business or the Sellers or any of their respective Subsidiaries. Purchaser acknowledges and agrees that any contact by Purchaser and its Representatives with any employees or members of management of the Everest Plus Business shall be arranged and supervised by designated Representatives of the Sellers, unless the Sellers otherwise expressly consents with respect to any specific contact. No investigation by Purchaser or receipt of information by Purchaser pursuant to this Section 4.4 or any other provision of this Article IV shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Sellers in this Agreement and shall not be deemed to amend or supplement the Seller Disclosure Schedule.

Section 4.5     Notification. Without limitation of the obligations of the parties under any other provision of this ARTICLE IV:

(a)     Each party shall notify the other party in writing promptly, but in any event within three (3) Business Days, if it becomes aware of any fact or condition that has caused or would reasonably be expected to cause, the failure of any of the conditions set forth in ARTICLE VI to be satisfied, in each case specifying in reasonable detail the fact or condition and providing, to the extent practicably possible to do so, a reasonable, good faith estimate of any liability or cost expected to be imposed upon either the Sellers or Purchaser as a result of the occurrence of such fact or condition.

(b)     The Sellers shall notify Purchaser in writing promptly, but in any event within three (3) Business Days, of any material Action filed against any of the Sellers, or relating to or involving or otherwise affecting the Everest Plus Business, the Purchased Assets or the Assumed Liabilities, or that relates to the consummation of the Transactions.

Section 4.6      Educational Consents.

(a)     Purchaser and the Sellers shall cooperate and use their reasonable best efforts to obtain the Pre-Closing Educational Consents set forth on Schedule A-1.

(b)     Prior to the Closing, the Sellers will provide Purchaser with all documents, financial statements, signatures, or other information pertaining to the Sellers or any Everest Plus School that is in the possession of the Sellers and is reasonably necessary in order for the Sellers and Purchaser jointly to submit to all applicable Educational Agencies all letters, notices, applications or other documents required to obtain the Pre-Closing Educational Consents, including the pre-acquisition review applications with ED in order to obtain the ED Pre-Acquisition Review Notices. The Sellers and Purchaser shall cooperate and use their reasonable best efforts to file all such pre-acquisition review applications with ED within three (3) Business Days after the Agreement Date. Neither the Sellers nor Purchaser shall file any such letter, notice, application or other document with any Educational Agency in connection with any Pre-Closing Educational Consent without the consent of the other party (not to be unreasonably withheld). Purchaser and the Sellers shall provide the other with (i) reasonable advance review and consultation regarding any notices or applications to be filed with any Educational Agency with respect to any Pre-Closing Educational Consent; and (ii) a copy of any notice or application as filed with, or any notice received from, any Educational Agency with respect to any Pre-Closing Educational Consent or other Educational Approval. To the extent practical, prior to attending any meetings, telephone calls or discussions with any Governmental Entity or Educational Agency concerning the Transactions, the parties shall discuss and agree upon strategy and issues to be pursued and responses to likely questions. Purchaser and the Sellers will ensure that their appropriate officers and employees shall be available to attend, as any Governmental Entity or Educational Agency may reasonably request, any scheduled meetings or telephone calls in connection with obtaining any Pre-Closing Educational Consent or other Educational Approval. At the reasonable request of any party, the other parties hereto shall promptly provide telephonic or written updates and information on the status of any Pre-Closing Educational Consent.

Section 4.7      Other Consents.

(a)     Purchaser and the Sellers shall (i) make, or cause to be made, all filings, notices and submissions required under any Applicable Law to consummate the Transactions, (ii) use reasonable best efforts to obtain, or cause to be obtained, all Governmental Consents, and (iii) cooperate fully with the other party and its Affiliates with respect to the other party’s obligations to make such filings and obtain such consents.

(b)     The Sellers agree to use their reasonable best efforts to give any notices and obtain any consents described in Section 2.3(b) of the Seller Disclosure Schedule and, subject to Section 1.9, shall be responsible for all fees, costs and expenses associated therewith. Purchaser shall use reasonable best efforts to assist the Sellers in obtaining such consents.

(c)     Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties shall use its reasonable best efforts to:

(i)       respond to any inquiries by any Governmental Entity regarding antitrust or other matters with respect to the Transactions;

(ii)      avoid the imposition of any Order or the taking of any action that would restrain, alter or enjoin the Transactions; and

(iii)     in the event any Order adversely affecting the ability of the parties to consummate the Transactions has been issued, to have such Order vacated or lifted.

(d)     All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Entity, in connection with the Transactions (but, for the avoidance of doubt, not including any interactions with Governmental Entities in the ordinary course of business, any disclosure not permitted by Applicable Law or Educational Law, and any disclosure that would result in a breach of attorney-client or similar privilege, or violate any confidentiality or nondisclosure agreement or similar agreement or arrangement to which the disclosing party is a party) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Entity, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(e)     Notwithstanding the foregoing, nothing in this ARTICLE IV shall require or be construed to require Purchaser or the Sellers or any of their respective Affiliates to initiate any Action, respond to any second or similar request from any antitrust or anti-competition authority, agree to dispose of or make any change to its business, expend any material funds or incur any other burden.

Section 4.8     Exclusivity. From the Agreement Date until the earlier of the termination of this Agreement or the Closing, the Sellers shall not, and shall not authorize or permit any of their Affiliates or Representatives to, directly or indirectly, solicit, encourage, initiate, entertain, review, accept, execute, facilitate, approve, provide any nonpublic information for, consider the merits of, or participate in any negotiations, agreements or discussions with respect to any Competing Proposed Transaction or any offer, inquiry, indication of interest or proposal, whether oral, written or otherwise, formal or informal, from any Person, relating to any Competing Proposed Transaction. For purposes hereof, “Competing Proposed Transaction” means the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Everest Plus Business or the Purchased Assets or any investment in or liquidation, dissolution or recapitalization of any Seller or any Subsidiary of any Seller. On the Agreement Date, the Sellers, their Affiliates and their Representatives shall immediately cease and shall cause to be terminated all such existing discussions or negotiations with any parties (other than Purchaser or its Affiliates) conducted heretofore. Through the earlier of the Closing Date or termination of this Agreement, the Sellers shall promptly (and in any event within three (3) Business Days after receipt thereof by the Sellers or their Representatives) advise Purchaser orally and in writing of any Competing Proposed Transaction, any request for information with respect to any Competing Proposed Transaction, or any inquiry or contact with any Person with respect to or which would reasonably be expected to result in a Competing Proposed Transaction, including the identity of the proposing Person and the terms thereof; provided that this provision shall not in any way be deemed to limit the obligations of the Sellers and their Representatives set forth in the first sentence of this paragraph.

Section 4.9     Change of Name. At Purchaser’s request, the Sellers shall take all actions necessary to change the name of any Seller (other than Parent).

Section 4.10     Termination of Letters of Credit and Bonds. Schedule 4.10 sets forth all letters of credit and bonds held by the Sellers in connection with the Sellers’ operation of the Everest Plus Business and Purchased Assets prior to the Initial Closing. Purchaser shall replace or maintain (as applicable) only the letters of credit and bonds of the Sellers listed on Schedule 4.10 that are effective as of the Closing Date (or with respect to any subsequent Closing contemplated by Section 6.4, as of the date of such subsequent Closing) and are required by, and in the amounts required by, applicable Law or Educational Law or pursuant to an Assumed Contract for Purchaser’s operation of the Everest Plus Business or the Purchased Assets after the Initial Closing (or with respect to any subsequent Closing contemplated by Section 6.4, after the date of such subsequent Closing). For the avoidance of doubt, Purchaser hereby acknowledges that all letters of credit listed on Schedule 4.10 relating to the Sellers’ workers compensation obligations are required by applicable Law for Purchaser’s operation of the Everest Plus Business or the Purchased Assets after the Initial Closing.

Section 4.11     Cash Flow Forecasts. On a weekly basis prior to Closing, the Seller Representative shall provide Purchaser with updated 13-week cash flow projections of the Sellers.

ARTICLE V

ADDITIONAL COVENANTS

Section 5.1     Confidentiality. The parties understand and agree that this Agreement is subject to the terms and conditions of the certain Confidentiality Agreement entered into between Purchaser and Parent, dated March 31, 2014 (the “NDA”).

Section 5.2     Public Announcements. The Sellers and Purchaser each shall consult with each other prior to issuing any press releases or otherwise making any public announcements or statements with respect to this Agreement or the Transactions and prior to making any filings with any third party and/or any Governmental Entity with respect thereto, and shall not issue any such release or make or file, as the case may be, any such announcement or statement without the prior written consent of the other party hereto, except as such release, announcement or statement may be required by Applicable Law, including the rules or regulations of any securities exchange, in which case each of the Sellers and Purchaser shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance and will consider in good faith the advice of such other party with respect thereto. Notwithstanding the foregoing, the Sellers and Purchaser agree that the obligations set forth in this Section 5.2 shall not apply to any filings with any third party and/or any Governmental Entity if the substance of such filing has been previously disclosed in accordance with this Section 5.2.

Section 5.3     Employee and Benefit Matters.

(a)     Prior to the Initial Closing or subsequent Closing, as applicable, the Sellers shall terminate the employment of all Specified Employees (which terminations may be subject to and effective upon the Initial Closing or subsequent Closing, as applicable), and Purchaser shall offer employment to all Specified Employees, such employment to be effective at the Initial Closing or subsequent Closing, as applicable (subject to the satisfaction of Purchaser’s standards and qualifications applicable to all of its employees generally), to be for substantially equivalent positions and on substantially equivalent base compensation (excluding benefits) as such Specified Employees have with the applicable Seller. This shall not create any right of continued employment in any such employee.

(b)     Purchaser shall use commercially reasonable efforts to provide each Transferred Employee with full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual) for service with the applicable Seller (or predecessor employers to the extent the applicable Seller provides such past service credit under its employee benefit plans) under each of the comparable employee benefit plans, programs and policies of Purchaser in which such Transferred Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits. With respect to each health or welfare benefit plan maintained by Purchaser for the benefit of any Transferred Employees, subject only to any required approval of the applicable insurance provider, if any, Purchaser shall use commercially reasonable efforts to cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan. Purchaser agrees to establish a group health plan capable of providing coverage to the Transferred Employees no later than the Closing Date.

(c)     Except as provided in Section 5.3(e), no provision of this Agreement shall (i) create any third party beneficiary rights in any Transferred Employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Transferred Employee by Purchaser or under any benefit plan which Purchaser may maintain, or otherwise, or (ii) be construed as in any way modifying or amending the provisions of any Benefit Plan.

(d)     Each of Purchaser and the Sellers agree that it will not apply the alternative procedure contained in Section 5 of IRS Revenue Procedure 2004-53, 2004-2 C.B. 320. Accordingly, the Sellers acknowledge that they will be responsible for the furnishing of a Form W-2 to each Business Employee that discloses all wages and other compensation paid through the period ending on the Closing Date, and applicable taxes withheld thereon. Purchaser acknowledges that it (or its Affiliates) will be responsible for the furnishing of a Form W-2 to each Transferred Employee that discloses all wages and other compensation paid for the period beginning on the day following the Closing Date and ending on December 31, 2014 or the last day of such other year in which the Closing Date occurs, and applicable Taxes withheld thereon.

(e)     Effective as of the Closing Date, Purchaser shall be solely responsible for the satisfaction of all liabilities and obligations under the Corinthian Colleges, Inc. Deferred Compensation Plan (the “Parent DCP”) in respect of those Transferred Employees who accept employment with Purchaser (or an Affiliate of Purchaser) and former employees of the Everest Plus Business (the “DCP Liabilities”). In connection with and in order to effect the assumption of the DCP Liabilities, Purchaser shall establish, effective not later than the Closing Date, and maintain a nonqualified deferred compensation plan that shall contain terms as to the DCP Liabilities that are substantially identical to the terms of the Parent DCP (subject to such amendments that Purchaser may wish to make that are not inconsistent with the requirements of Section 409A of the Code). All elections under the Parent DCP by those individuals with benefits that constitute DCP Liabilities (“Transferred Participants”) shall continue in effect from and after the Closing Date in accordance with their terms until such time as such elections may be changed without triggering any tax or penalty under Section 409A of the Code. Effective not later than the Closing Date, Purchaser shall establish a trust (the “Purchaser Trust”), on terms that are substantially identical to the terms of the Master Trust Agreement between Parent and First American Trust, FSB, as trustee (the trust formed thereby, the “Parent Trust”), for purposes of providing a funding arrangement with respect to the DCP Liabilities assumed by Purchaser. On or promptly after the Closing Date, the Sellers shall cause there to be transferred from the Parent Trust to the Purchaser Trust assets (in cash or other form satisfactory to Purchaser) that have a value, as of the date of such transfer, equal to the amount, as of the Closing Date, of the Transferred Participants’ account balances under the Parent DCP. Each of Purchaser and the Sellers agree that no Transferred Employee who accepts employment with Purchaser (or an Affiliate of Purchaser) shall be considered to have a “separation from service” for purposes of Section 409A of the Code as a result of such employee providing services to the Sellers and their Affiliates prior to the Transaction and providing services to Purchaser and its Affiliates following the Transaction. Nothing in this Section 5.3(e) shall prohibit Purchaser from amending, freezing or terminating the Parent DCP after the Closing Date.

(f)     Except as set forth in Section 1.3, the Sellers shall be solely responsible for all amounts payable to any employee or former employee, officer, director, independent contractor or consultant of the Sellers for any period prior to the Closing Date, including, without limitation, COBRA obligations for as long as the Sellers maintain a group health plan (within the meaning of Section 4980B of the Code) and all amounts required to be paid in respect of severance payments resulting from any termination of such an individual’s employment with the Sellers.

Section 5.4      Tax Matters.

(a)      Prorations.

(i)     The parties hereto agree that all real property Taxes, personal property Taxes and similar ad valorem obligations that are levied with respect to the Purchased Assets or the Everest Plus Business for assessment periods within which the Closing Date occurs (collectively, the “Apportioned Obligations”) shall be apportioned between the Sellers and Purchaser as of the Closing Date based on the number of days in any such period falling prior to the Closing Date, on the one hand, and on or after the Closing Date, on the other hand (it being understood that Purchaser is responsible for the portion of each such Apportioned Obligation attributable to the number of days on or after the Closing Date in the relevant assessment period). Each party shall pay directly or, if necessary, reimburse the other party, with the respect to its apportionment of the Apportioned Obligations. Each party hereto shall cooperate in assuring that Apportioned Obligations the payment of which is due prior to the Closing Date are billed directly to and paid by the Sellers, and that Apportioned Obligations the payment of which is due on or after the Closing Date shall be billed directly to and paid by Purchaser. The parties hereto shall cooperate, including with respect to any examination or audit by Taxing Authorities, to avoid payment of duplicate or inappropriate Taxes or other ad valorem obligations of any kind or description that relate to the Purchased Assets or the Everest Plus Business. Purchaser shall furnish, at the request of Sellers, and Sellers shall furnish, at the request of Purchaser, proof of payment of any such Taxes or ad valorem obligations or other documentation that is a prerequisite to avoiding payment of a duplicate or inappropriate Tax or other ad valorem obligations.

(ii)     In the event that any refund, rebate or similar payment is received by Purchaser or the Sellers for any real property Taxes, personal property Taxes or similar ad valorem obligations that are Apportioned Obligations, the parties agree that such payment will be apportioned between the Sellers and Purchaser and paid over between the Sellers and Purchaser on the basis of their respective corresponding liability for such Apportioned Obligations during the assessment period.

(iii)     In the event that it is determined subsequent to the Closing Date that additional real property Taxes, personal property Taxes or similar ad valorem obligations that are Apportioned Obligations are required to be paid, the parties agree that such additional Taxes will be apportioned between the Sellers and Purchaser and paid over by the Sellers and Purchaser on the basis of their respective corresponding liability for such Apportioned Obligations during the assessment period.

(iv)     Except as otherwise provided in this Agreement, as between the Sellers and Purchaser: (i) the Sellers shall be responsible for and shall pay all Taxes levied or imposed upon, or in connection with, the Purchased Assets and the Everest Plus Business for taxable periods (or portions thereof) ending prior to the Closing Date; (ii) Purchaser shall be responsible for and shall pay all Taxes levied or imposed upon, or in connection with, the Purchased Assets and the Everest Plus Business for taxable periods (or portions thereof) beginning on or after the Closing Date; and (iii) the Sellers and Purchaser will each be responsible for and shall pay their own income and franchise Taxes, if any, arising from the Transactions. Any exemptions, allowances or deductions that are calculated on an annual basis shall be prorated in the manner provided for Apportioned Obligations.

(b)     The Sellers shall pay directly, or reimburse Purchaser promptly upon demand and delivery of proof of payment for, one-half of all Transfer Taxes that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the Transactions. The parties will cooperate to obtain available exemptions from such Transfer Taxes. All other expenses of Closing will be paid by the party incurring such expense.

(c)     Notwithstanding the other provisions of this Section 5.4, the parties agree that no payment from the Sellers to Purchaser with respect to the Apportioned Obligations or other Taxes shall be made to the extent such Apportioned Obligations or other Taxes were already taken into account as “current liabilities” in the computation of the Final Closing Working Capital. Likewise, no payment from Purchaser to the Sellers of Tax refunds shall be made to the extent such refunds were already taken into account as “current assets” in the computation of the Final Closing Working Capital.

(d)     Tax Clearance Certificates. If requested by Purchaser, each Seller shall notify the Taxing Authorities in each jurisdiction that imposes Taxes on such Seller or where such Seller has a duty to file Tax Returns reflecting the Transactions in the form or manner required by such Taxing Authorities, if the failure to make such notification or receive any available Tax clearance certificate could subject Purchaser to any Taxes of such Seller. If any Taxing Authority asserts that a Seller is liable for any Tax, Parent or such Seller shall promptly pay any and all such amounts and shall provide evidence to Purchaser that such liabilities have been paid in full or otherwise satisfied.

Section 5.5     Further Assurances.

(a)     Each party agrees that from time to time after the Closing, it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, furnish upon request to each other such further information, and take or cause their respective Affiliates to take such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement and the other Transaction Documents.

(b)     Subject to Section 1.9, on or after the Closing, if either Purchaser or the Sellers shall receive or otherwise possess any asset that is allocated to the other party pursuant to this Agreement (any such asset, a “Later Identified Asset”), then such party will provide written notice to the other party identifying such Later Identified Asset and will, or will cause its Subsidiaries to, as promptly as practicable transfer, convey, assign, deliver, or cause to be transferred, conveyed, assigned, or delivered to the other part or its designee, all right, title and interest to such Later Identified Asset that is transferable.

(c)     From and after the Closing, if any Seller or any Affiliate of any Seller receives or collects any funds relating to any Accounts Receivable or any other Purchased Asset, the Seller Representative shall remit such funds to Purchaser within five (5) Business Days after its receipt thereof. From and after the Closing, if Purchaser or its Affiliate receives or collects any funds relating to any Excluded Asset, Purchaser or its Affiliate shall remit any such funds to the Seller Representative within five (5) Business Days after its receipt thereof.

(d)     The Sellers and Purchaser agree and acknowledge that nothing in this Agreement or the other Transaction Documents shall be construed as preventing the parties and their Subsidiaries from competing with each other.

(e)     In the event Purchaser discovers post-Closing that it possesses any Excluded Records, it shall promptly notify Parent and, at Parent’s request and expense, deliver such Excluded Records to Parent. In the event any Seller discovers post-Closing that it possesses any Books and Records included in the Purchased Assets and not provided to Purchaser, it shall promptly notify Purchaser and, at Purchaser’s request and expense, deliver such Books and Records to Purchaser (and the Sellers may retain a copy of such Books and Records in accordance with Section 1.1).

(f)     Without limiting the obligations of the parties under Section 5.5(a), promptly following the Initial Closing, the Sellers and Purchaser shall use commercially reasonable efforts to contact and work with the issuers or other counterparties, as applicable, of those letters of credit and bonds listed on Schedule 4.10 that are required by applicable Law or Educational Law or pursuant to an Assumed Contract for Purchaser’s operation of the Everest Plus Business or the Purchased Assets after the Initial Closing that the Sellers were not able to terminate as of the Initial Closing, such that Purchaser assumes directly the obligations thereunder, replaces such letter of credit or bond, reaches an agreement whereby such issuer or counterparty will no longer require the credit support of such letter of credit or bond, or makes other similar arrangements with such issuer or counterparty.

Section 5.6      Post-Closing Access and Cooperation.

(a)     From and after the Closing, the parties shall, and shall cause their respective Subsidiaries to, provide the other party, its Representatives or any of its current or former officers or directors, at the sole expense of the Person seeking access, with reasonable access, with advance notice and during normal business hours, to all personnel and all Books and Records, in each case to the extent reasonably required by the Person seeking access by or for (i) legal archival purposes, (ii) accounting, audit and compliance purposes, (iii) legal process, (iv) defending against or preparing for ongoing or anticipated litigation, and (iv) inspections, examinations or inquiries by Governmental Entities or Educational Agencies; provided, however, that the foregoing shall not require either party to provide any such access to the extent the provision of such access would contravene Applicable Law (including any anti-competition laws), result in a breach of attorney-client or similar privilege, or violate any confidentiality or nondisclosure agreement or similar agreement or arrangement to which either party or their respective Subsidiaries is subject.

(b)     From and after the Closing, if Purchaser becomes aware that any of the Transferred Employees has been requested or required by any Governmental Entity or Educational Agency to assist in the bringing or pursuing of an Action involving the Sellers, of any of their Affiliates, or any current or former officers or directors of the Sellers, (i) Purchaser shall promptly notify the Sellers and the relevant current or former officers or directors that are Transferred Employees, and the Sellers shall promptly notify those that are not and were never Transferred Employees, of such event; (ii) Purchaser will use its commercially reasonable efforts to cooperate with the Sellers in (A) permitting the Sellers, their Representatives, and any current or former officer or director reasonable access to such Transferred Employees, and (B) requesting that such Transferred Employees cooperate with the Person seeking access, at that Person’s expense, in all reasonable requests made by such Person seeking access in connection with such actions; and (iii) and all such access shall be arranged and supervised by designated Representatives of Purchaser, unless Purchaser otherwise expressly consents with respect to any specific access, and shall be permitted only upon reasonable advance notice and during Purchaser’s normal business hours and without unreasonable interference with the operation of Purchaser’s business.

(c)     Without limitation of the obligations of the parties under Section 5.6(a) and Section 5.6(b), from and after the Closing, each party shall reasonably cooperate with the other party (and the other party’s Representatives and current or former officers and directors), at the expense of the Person seeking cooperation, in the investigation, prosecution or defense of any Action or any claim (including for these purposes reasonably anticipated claims) relating to the operation of the Everest Plus Business or ownership of the Purchased Assets prior to the Closing. Such cooperation shall include the cooperating party making, and causing its subsidiaries to make, available its employees to give (and to prepare for) depositions, interviews or testimony, and the cooperating party providing, and causing its subsidiaries to provide, documentary or other evidence, all as reasonably requested by the other party (or the other party’s Representatives or current or former officers and directors), from time to time and to a reasonable extent, with advance notice and during the cooperating party’s normal business hours, and not otherwise interfering with the normal operation of the cooperating party or its subsidiaries or prejudicing the indemnification rights of the cooperating party under this Agreement. If any employee of Purchaser is required under this Section 5.6 to give (or prepare for) depositions, interviews or testimony or to otherwise assist or cooperate with any Action or investigation as contemplated in this Section 5.6 on at least 30 days in a one-year period, then the Sellers shall reimburse Purchaser for the full cost of such employee’s salary, benefits, and overhead costs for all days on which the employee provided such assistance.

(d)     In furtherance of the foregoing the parties shall retain and preserve all Books and Records included in the Purchased Assets or Excluded Assets, as applicable, for at least five years from the Closing Date.

(e)     Notwithstanding anything herein to the contrary, Purchaser agrees to provide a repository for the Books and Records of those institutions identified on Schedule 5.6(e) as required by and consistent with any applicable Educational Laws.

(f)     Concurrent with the Initial Closing, the Sellers and Purchaser will enter into reasonable and customary, fully paid up, license agreements providing that Purchaser shall license to the Sellers (i) the right to use the Everest and WyoTech names and related trademarks within the geographic boundaries of California and Canada for the Retained Schools for a period of five (5) years in California and perpetually in Canada, and (ii) the perpetual right to use the Curriculum for the Retained Schools.

Section 5.7     Educational Consents. For up to six (6) months following the Closing, the Sellers shall cooperate with Purchaser as reasonably requested by Purchaser and at Purchaser’s sole expense, in obtaining any Post-Closing Educational Consents set forth on Schedule A-1 required to be obtained after the Closing Date. At the reasonable request of any party, the other parties hereto shall promptly provide telephonic or written updates and information on the status of any Post-Closing Educational Consent.

Section 5.8     Bulk Sales Laws. Except as provided in Section 5.4(d), the parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser.

Section 5.9     Private Student Loans.

(a)     If, after the Closing Date, the Everest Plus Schools or their respective employees receive inquiries from an obligor under any Seller Private Educational Loans, Purchaser shall refer such obligor to a telephone number provided by the applicable Private Loan Owner. Purchaser shall retain such records for at least five (5) years post-Closing as may be necessary to identify such obligors under any Seller Private Educational Loans and make such referrals. Neither Purchaser nor any Everest Plus School will accept any payment on any Seller Private Educational Loans; provided, that if Purchaser or any Everest Plus School receives any payment on a Seller Private Educational Loan, such recipient shall return that payment to its sender with referral information such that the sender may contact or deliver the payment to the applicable Private Loan Owner or its designated servicer.

(b)     From and after the Closing, Purchaser shall forward to the applicable Private Loan Owner any inquiries or other correspondence received by Purchaser or any Everest Plus School that is made by, or on behalf of, any Governmental Entity or Educational Agency with respect to any Seller Private Educational Loan.

(c)     Purchaser covenants that, after the Closing Date, if upon a student’s separation from an Everest Plus School, that student is owed a refund under a Seller Private Educational Loan that is owned by a Private Loan Owner, Purchaser shall, in accordance with applicable Educational Law, either (i) provide such refund directly to the student, or (ii) take such other action with respect to the applicable Private Loan Owner so as to cause the student to receive such refund.

(d)     For a period of two (2) years after the Closing Date, Purchaser agrees that, upon the reasonable written request of a Private Loan Owner, it shall provide to such Private Loan Owner copies of Account Documents in Purchaser’s possession, if applicable. For purposes of this Section 5.9(d), the term “Account Documents” means any document or instrument executed by an obligor under a Seller Private Educational Loan in connection with the origination, processing or closing of a Seller Private Educational Loan, application, agreement, billing statement, notice, correspondence, documents supporting a deficiency balance, sales affidavits and business records affidavits, or any other documentation or information in Purchaser’s possession related to a Seller Private Educational Loan, including any magnetic or electronic forms thereof.

Section 5.10     Texas Workforce Commission Requirements. With respect to any Everest Plus School physically located in the State of Texas or otherwise in possession of a certificate of approval from the Texas Workforce Commission:

(a)     Purchaser accepts all refund liabilities which may have arisen during the operation of such Everest Plus School by the Sellers or any other former owner; provided, that such acceptance shall not be construed to limit the rights of Purchaser to indemnification from the Sellers under the provisions of this Agreement;

(b)     As reflected on Schedule A-1, the parties hereto agree that the consummation of the Transactions with respect to such Everest Plus School is subject to the prior approval of the Texas Workforce Commission; and

(c)     Purchaser assumes the liabilities, duties, and obligations under the enrollment contracts between the students and the Sellers which the Sellers are obligated to provide on or after the effective date of the Transactions.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1     Conditions to Obligations of Each Party at the Closing. The respective obligation of each party to consummate the Closing and to take the other actions required to be taken by it at the Closing are subject to the satisfaction or waiver, on or before the Closing Date, of each of the following conditions:

(a)      (i) the Legal Opinion shall have been obtained, (ii) the Court Determination shall have been obtained, or (iii) a Foreclosure shall have occurred.

(b)     Subject to Section 6.4, the Pre-Closing Educational Consents set forth on Schedule A-1, including the ED Pre-Acquisition Review Notices, shall have been effectuated or obtained, as applicable and no Educational Agency shall have advised the Sellers or Purchaser that there is a material impediment to the issuance of (i) any material Post-Closing Educational Consent or (ii) a material number of immaterial Post-Closing Educational Consents (with material defined for purposes of this Section 6.1(b) by reference to the applicable Everest Plus School).

(c)     No Violation. No Law or Educational Law shall have been enacted or promulgated by any Governmental Entity or Educational Agency that enjoins or otherwise prohibits the consummation of the Transactions; there shall be no temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity or Educational Agency preventing the consummation of the Transactions; and no Action shall be pending or have been commenced that seeks to enjoin or otherwise prohibit the consummation of the Transactions.

(d)     The IRS shall have approved Purchaser’s request for tax-exempt status.

(e)     Purchaser shall have received assurances satisfactory to it, in its reasonable discretion, and such assurances shall not have been revoked, modified or amended in any manner that Purchaser reasonably concludes would be adverse to it or its operation of the Purchased Assets following the Closing, from each of ED, the United States Department of Justice, the United States Consumer Financial Protection Bureau and the Office of the Attorney General for the State of Iowa, that it shall not be held responsible for or be made subject to any claims or liabilities arising from any violations of Law or Educational Law by the Everest Plus Business while under the ownership and operation of the Sellers, or as a successor to the Sellers, and such assurances as Purchaser may require as to such other matters relating to the Transactions and to Purchaser’s proposed operation of the Everest Plus Business following the Closing.

(f)     With respect to any postsecondary institutions operated by the Sellers outside of the United States and which are accredited by the Accrediting Council for Independent Colleges and Schools as branch campuses or additional locations of any Everest Plus School, the Sellers shall have caused such campuses or locations to withdraw such accreditation.

Section 6.2     Conditions to Obligations of Purchaser at the Closing. The obligations of Purchaser to consummate the Closing and to take the other actions required to be taken by Purchaser at the Closing are subject to the satisfaction or waiver, on or before the Closing Date, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part, in writing):

(a)     Representations, Warranties and Covenants of the Sellers.

(i)     The Sellers shall have performed and satisfied in all material respects each of their respective covenants and obligations hereunder required to be performed and satisfied by them on or prior to the Closing Date; and

(ii)       (A)     subject to Section 6.2(a)(ii)(D) below, each of the representations and warranties of the Sellers contained in Section 1.13(d) shall have been true and correct in all material respects as of the Agreement Date;

(B)     subject to Section 6.2(a)(ii)(D) below, each of the Fundamental Representations and each of the Special Representations of the Sellers contained in ARTICLE II shall be true and correct in all respects at and as of the Closing with the same force and effect as if made as of the Closing;

(C)     subject to Section 6.2(a)(ii)(D) below, each of the other representations and warranties of the Sellers contained in ARTICLE II shall be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of the Closing, except for (1) changes in the ordinary course of business after the date of this Agreement that are permitted herein and (2) such immaterial (individually and in the aggregate) inaccuracies as may have arisen solely from events first occurring or actions first taken or not taken after the Agreement Date.

(D)     Notwithstanding the foregoing, the conditions contemplated by this Section 6.2(a)(ii) shall be deemed to have been satisfied as of the Closing Date if all breach(es) of or inaccuracies in the representations and warranties of the Sellers contained in Article II that would otherwise (but for the application of this sentence) cause the failure of any such condition could not in the aggregate reasonably be expected to result in any of the following: increase (together with any increase in Assumed Liabilities described in Section 6.2(e)(i) and Section 6.2(e)(ii)) the Assumed Liabilities not expressly included in the Estimated Closing Working Capital by Five Million Dollars ($5,000,000) or more, materially increase the potential liability to Purchaser from the consummation of the Transactions, or result in Purchaser not acquiring any material, individually or in the aggregate, Purchased Assets.

(b)     Changes in Educational Law. No change or proposed change in any Educational Law (including Title IV) shall have occurred which would reasonably be expected to have a material adverse impact on any of the Purchased Assets or the Everest Plus Business.

(c)     Consents. The applicable threshold of consents specified on Schedule 6.2(c) shall have been obtained and be in full force and effect.

(d)     Release of Encumbrances. All Encumbrances (other than Permitted Encumbrances) on the Purchased Assets shall have been released.

(e)     No Action.

(i)     No Action (other than the items listed on Section 2.11(a) of the Seller Disclosure Schedule) that (A) alleges a violation of any Educational Law, any Law for the protection of consumers, or the federal False Claims Act (unless all such Actions could not in the aggregate reasonably be expected to increase (together with any increase in Assumed Liabilities described in Section 6.2(a)(ii)(D) and Section 6.2(e)(ii)) the Assumed Liabilities not expressly included in the Estimated Closing Working Capital by Five Million Dollars ($5,000,000) or more) or (B) otherwise could reasonably be expected to materially increase the potential liability of Purchaser from the consummation of the Transactions shall have been instituted or threatened against any of the Sellers arising out of or relating to any of the Purchased Assets, Assumed Liabilities, the operation of the Everest Plus Business, or the Transactions;

(ii)     no Action (A) that alleges a violation of any Educational Law, any Law for the protection of consumers, or the federal False Claims Act (unless all such Actions could not in the aggregate reasonably be expected to increase (together with any increase in Assumed Liabilities described in Section 6.2(a)(ii)(D) and Section 6.2(e)(i)) the Assumed Liabilities not expressly included in the Estimated Closing Working Capital by Five Million Dollars ($5,000,000) or more) or (B) that otherwise could reasonably be expected to materially increase the potential liability of Purchaser from the consummation of the Transactions shall have been instituted or threatened against Purchaser arising out of or relating to any of the Purchased Assets, Assumed Liabilities, operation of the Everest Plus Business, or the Transactions;

(iii)     no Person shall have taken any action or made any request of Purchaser the result of which could reasonably be expected to materially increase the potential liability to Purchaser from the consummation of the Transactions, and no Governmental Authority shall have taken any action between the Agreement Date and the Closing Date that Purchaser reasonably concludes after consultation with counsel could require it to defend a material claim that it was a successor to the Sellers; and

(iv)     no claimant in any of the Actions listed on Section 2.11(a) of the Seller Disclosure Schedule shall have materially increased the damages or measure of relief sought in any of such Actions.

(f)     No Material Adverse Effect. During the period from the Agreement Date to the Closing Date, there shall not have occurred any Material Adverse Effect.

(g)     Reorganization of Main and Additional Locations. The Sellers shall have completed, and each applicable Educational Agency shall have approved a reorganization of certain Everest Plus Schools’ designations under applicable Educational Laws as main campuses, branch campuses or additional locations (including, without limitation, revised OPEID numbers from ED) such that the asset acquisition of the Everest Plus Business contemplated by this Agreement may occur without (i) requiring the acquisition of any postsecondary educational institutions operated by the Sellers in the State of California; (ii) causing a loss of any Educational Approval for any Everest Plus School due to Purchaser not acquiring any other postsecondary educational institution operated by the Sellers; or (iii) resulting in the imposition of any obligations to any Governmental Entity or Educational Agency that would not otherwise be required.

(h)     Funding of Purchase Price Deficit. In the event that the sum of clauses (i) through (vii) of Section 1.7(a) results in a negative amount, the Sellers shall have taken such steps as Purchaser may reasonably request (including depositing the net shortfall that would otherwise be payable by the Sellers to Purchaser at the Initial Closing into the Adjustment Escrow Fund) to assure that such negative amount shall be paid by the Sellers to Purchaser as of the Initial Closing.

Section 6.3     Conditions to Obligations of the Sellers at the Closing. The obligations of the Sellers to consummate the Closing and to take the other actions required to be taken by the Sellers at the Closing are subject to the satisfaction or waiver, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Sellers, in whole or in part, in writing):

(a)     Representation, Warranties and Covenants of Purchaser. (i) Purchaser shall have performed and satisfied each of its covenants and obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date, except where the failure to perform or satisfy its obligations would not reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Documents to which it is a party or to consummate the Transactions; and (ii) each of the representations and warranties of Purchaser contained in ARTICLE III hereof shall have been true and correct as of the Agreement Date and at and as of the Closing with the same force and effect as if made as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date) except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to materially impair the ability of Purchaser to perform its obligations under this Agreement and the other Transaction Documents to which it is a party or to consummate the Transactions.

(b)     Requisite Lender Consent. The Sellers shall have received any required consent of the lenders under the Credit Agreement.

Section 6.4     Subsequent Closing. If the conditions precedent set forth above in this ARTICLE VI to Purchaser’s and the Sellers’ obligations to close under this Agreement shall have been satisfied or waived except that the applicable Pre-Closing Educational Consents for any Everest Plus School(s) have not yet been obtained, then (a) if such consents for more than ten (10) Everest Plus Schools have not yet been obtained, either party may terminate this Agreement at the Outside Date pursuant to Section 9.1(b), or (b) if such consents for ten (10) or fewer Everest Plus Schools have not yet been obtained, then Purchaser, in its sole discretion, may (i) elect to proceed with Closing (notwithstanding the failure of the condition in Section 6.1(b)) and to exclude some or all of such Everest Plus Schools and any additional Everest Plus Schools associated with the same six-digit Office of Postsecondary Education Identification Number as issued by ED and any assets of the Sellers (including employees) relating exclusively to those schools from the assets to be acquired hereunder at the Initial Closing, and such Everest Plus School(s) (and associated assets) shall not be Purchased Assets, Assumed Contracts, or Assumed Leases, as applicable, for all purposes of this Agreement at the Initial Closing, and shall instead be Excluded Assets for all purposes unless and until acquired by Purchaser pursuant to this Section 6.4 at a subsequent closing, and (ii) require the Sellers to proceed with Closing on the remaining Purchased Assets (such Closing, the “Initial Closing”). If the Pre-Closing Educational Consents required with respect to any Everest Plus School not transferred to Purchaser at the Initial Closing (as contemplated in the previous sentence) are obtained within 90 days after the Initial Closing and all other conditions precedent to Purchaser’s obligations to close remain satisfied, then Purchaser shall acquire and the Sellers shall convey such Everest Plus School(s) (and associated assets) in one or more subsequent closings in accordance with the terms of this Agreement applicable to the Initial Closing upon payment by Purchaser of additional consideration of One Dollar ($1.00) per school so acquired.  For the avoidance of doubt, Purchaser shall have no obligation to consummate any such transaction if the Sellers shall have made any voluntary or involuntary filing in bankruptcy (unless the condition in Section 6.1(e)(i) has been satisfied).

For the avoidance of doubt, Purchaser shall not hire any employees of the Sellers with respect to any Everest Plus School that is excluded from acquisition at the Initial Closing under this Section 6.4, but rather Purchaser shall hire such employees at the time, if any, of a subsequent Closing with respect to the applicable Everest Plus School.

ARTICLE VII

CLOSING

Section 7.1     Closing. The closing of the sale of the Purchased Assets to, and the assumption of the Assumed Liabilities by, Purchaser and the other Transactions (the “Closing,” which shall include the Initial Closing and any subsequent closing, as applicable) shall take place at the offices of O’Melveny & Myers LLP, 610 Newport Center Drive, Newport Beach, CA 92660, on the first Business Day after satisfaction or, to the extent permitted by Applicable Law, waiver of all conditions to the obligations of the parties set forth in ARTICLE VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), or at such other place or on such other date as the parties may mutually agree in writing; provided, that if such date is on or after the fifteenth (15th) day of the month in which the Closing would otherwise occur, the Closing will take place on the first Business Day of the immediately following month. The day on which the Initial Closing takes place is referred to as the “Closing Date.” The effective time of the Closing for tax, operational and all other matters will be deemed to be 12:01 a.m. Pacific Time on the Closing Date.

Section 7.2     Deliveries at Closing.

(a)     On the Closing Date (or prior to the Closing Date where indicated), the Sellers and Purchaser shall jointly cause the incremental amount, if any, funded by the Sellers into the Adjustment Escrow Fund pursuant to Section 6.2(h) to be released to Purchaser concurrent with the Initial Closing as required under Section 6.2(h), and the Sellers shall execute (where applicable) and deliver the following to Purchaser, each of which is subject to the delivery of each other of the following deliveries:

(i)     title to the Purchased Assets;

(ii)     counterparts to each Transaction Document to which a Seller or the Seller Representative is a party, duly executed by such Seller(s) or Seller Representative;

(iii)     a certificate executed by a duly authorized officer of each Seller, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.2 has been satisfied or waived;

(iv)     certificates pursuant to Treasury Regulations Section 1.1445-2(b) duly executed by each Seller providing that such Seller is not a foreign person within the meaning of Section 1445 of the Code;

(v)     for each Seller, the certificate of incorporation or organization or similar governing document certified as of a date not more than ten Business Days before the Closing Date by the Secretary of State of such Seller’s jurisdiction of incorporation or organization;

(vi)     for each Seller, a certificate of the Secretary of State of its jurisdiction of incorporation or organization as to the good standing of such Seller as of a date not more than ten Business Days before the Closing Date;

(vii)     for each Seller, a certificate of the Seller’s Secretary, given on behalf of the Seller, as applicable, and not in an individual capacity, certifying as to its respective bylaws and resolutions duly adopted by the board of directors authorizing delivery of this Agreement and the Transaction Documents to which it is a party and the performance and consummation by it of the Transactions, and certifying that such resolutions and bylaws have not been amended or rescinded and are in full force and effect and attaching copies thereto;

(viii)     evidence that all payments necessary to transfer the Purchased Assets to Purchaser free and clear of Encumbrances on the Purchased Assets (other than Permitted Encumbrances) have been made, and necessary UCC authorizations or other releases as may be reasonably required to evidence the release of all Encumbrances on the Purchased Assets (other than Permitted Encumbrances);

(ix)     Intellectual Property Assignment Agreements in form and substance acceptable to Purchaser and the Sellers; and

(x)     such other documents, certificates and instruments necessary or reasonably requested by Purchaser to consummate the Transactions.

(b)     On the Closing Date, Purchaser shall execute (where applicable) and deliver, or cause to be delivered:

(i)     to the Seller Representative, a cash payment in the amount calculated in accordance with Section 1.7(a) by wire transfer of immediately available funds to one or more accounts designated in writing by the Seller Representative at least three (3) Business Days prior to the Closing Date;

(ii)     to the Seller Representative, a certificate executed by a duly authorized officer of Purchaser, dated as of the Closing Date, certifying that each of the conditions set forth in Section 6.3 has been satisfied or waived;

(iii)     to the Seller Representative, counterparts to each Transaction Document to which Purchaser is a party, duly executed by Purchaser;

(iv)     to the Seller Representative, a certificate of the Secretary of State of the State of Delaware as to the good standing of Purchaser as of a date not more than ten Business Days before the Closing Date; and

(v)     to the Seller Representative, a certificate of Purchaser’s Secretary, given on behalf of Purchaser, and not in an individual capacity, certifying as to its bylaws and resolutions duly adopted by the board of directors authorizing delivery of this Agreement and the Transaction Documents to which it is a party and the performance and consummation by it of the Transactions, and certifying that such resolutions and bylaws have not been amended or rescinded and are in full force and effect and attaching copies thereto.

ARTICLE VIII

INDEMNIFICATION

Section 8.1     Indemnification.

(a)     Indemnification by the Sellers. If the Closing occurs, then subject to the limitations set forth in this ARTICLE VIII, the Sellers shall, jointly and severally, indemnify and hold harmless Purchaser and its Affiliates and Representatives (collectively, the “Purchaser Indemnitees”), from and against and in respect of, and shall reimburse the Purchaser Indemnitees for, any and all Losses caused by, related to, or arising from the following:

(i)     any inaccuracy in or breach of any representation or warranty of the Sellers contained in this Agreement (a “Seller Representation Claim”);

(ii)     any breach or non-fulfillment by the Sellers of any covenant or obligation of the Sellers set forth in this Agreement;

(iii)     any and all Retained Liabilities;

(iv)     any and all Excluded Taxes or Excluded Assets except to the extent included in Final Closing Working Capital;

(v)     any and all terminations of employment (whether voluntary or involuntary) of individuals with the Sellers that occur on or before the Closing Date, including the termination of the employment by the Sellers of Specified Employees contemplated in Section 5.3, and all Losses arising under the WARN Act and any similar state, local or foreign law in connection with such terminations, in each case except as otherwise provided in Section 1.3(e); and

(vi)     any claim by a stockholder of any Seller that stockholder approval was required for the Transactions and not obtained.

(b)     Indemnification by Purchaser. If the Closing occurs, then subject to the limitations set forth in this ARTICLE VIII, Purchaser shall indemnify and hold harmless the Sellers and their respective Affiliates and Representatives (collectively, the “Seller Indemnitees”), from and against and in respect of, and shall reimburse the Seller Indemnitees for, any and all Losses caused by, related to, or arising from the following:

(i)     any inaccuracy in or breach of any representation or warranty of Purchaser contained in this Agreement;

(ii)     any breach or non-fulfillment by Purchaser of any covenant or obligation of Purchaser set forth in this Agreement; and

(iii)     any and all Assumed Liabilities.

Section 8.2     Indemnification Period.

(a)     The “Indemnification Period” means with respect to any claim for indemnification by any Indemnitee under Section 8.1(a)(i) or Section 8.1(b)(i), a period commencing on the Closing Date and expiring on the Expiration Date, except for (i) the Fundamental Representations, which shall survive the Closing Date indefinitely, (ii) the Special Representations (except as set forth in the following clause (iii)), which shall survive the Closing Date and continue until expiration on the Indemnification Escrow Release Date, (iii) the representations and warranties of the Sellers set forth in Section 2.16 (Educational Laws and Educational Approvals), which shall survive the Closing Date and continue for a period of three years, and (iv) the representations and warranties set forth in Section 2.12, which shall survive the Closing Date and continue until sixty (60) days after the expiration of the applicable statute of limitations. The representations and warranties contained in this Agreement, the other Transaction Documents, and any certificate or instrument delivered by a party pursuant to this Agreement shall survive the Closing Date and shall remain in full force and effect until the expiration of the applicable Indemnification Period set forth above. None of the covenants or other agreements contained of this Agreement shall survive the Closing Date other than those that by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing Date for the period contemplated by its terms; provided, however, that the provisions of this sentence shall not relieve any party of any liability that it may have for its failure to perform any covenant prior to the covenant’s expiration.

(b)     If, in accordance with this ARTICLE VIII, any Indemnification Claims are asserted before the expiration of the Indemnification Period with respect to such claim, such Indemnification Claims shall continue until the final amount of recoverable Losses are determined by final agreement, settlement, judgment or award binding on the Sellers and Purchaser in accordance with this ARTICLE VIII.

(c)     Purchaser (on behalf of itself and all Purchaser Indemnitees) and the Sellers (on behalf of themselves and all Seller Indemnitees) each hereby waive any right to assert any claim under this Agreement or any Transaction Document after the applicable Indemnification Period (except for claims attributable to fraud or criminal activity or claims asserted before expiration of the Indemnification Period, as provided in Section 8.2(b)), notwithstanding that a longer statute of limitations or other right under Law may apply.

Section 8.3     Limitations.

(a)     Basket. Notwithstanding anything to the contrary in this Agreement, no Purchaser Indemnitee shall be entitled to indemnification for, and the Sellers shall not be obligated to indemnify any Purchaser Indemnitee for, any Losses of a Purchaser Indemnitee resulting from a Seller Representation Claim until the aggregate amount of all Losses under all claims of all Purchaser Indemnitees for all Seller Representation Claims shall exceed $500,000 (the “Basket”), at which time all such Losses in excess of the Basket and up to the Cap shall be subject to indemnification hereunder (subject to the other limitations set forth in this ARTICLE VIII) but only to the extent such Losses exceed the amount of the Basket, provided that the Basket shall not apply to any claim for indemnification with respect to the Fundamental Representations, the representations or warranties set forth in Section 2.12, or to breaches of or inaccuracies in representations or warranties attributable to fraud or criminal activity.

(b)     De Minimis Threshold. Notwithstanding anything to the contrary contained in this Agreement, no Purchaser Indemnitee shall be entitled to indemnification for Losses resulting from a Seller Representation Claim where the Losses resulting therefrom are less than $10,000 (the “De Minimis Threshold”) and such Losses shall not be aggregated for purposes of calculating the Basket, provided that the De Minimis Threshold shall not apply to claims for indemnification based on a breach of a Fundamental Representation, Special Representations, the representations or warranties set forth in Section 2.12, or to fraud or criminal activity.

(c)     Aggregate Liability. Notwithstanding anything to the contrary in this Agreement, the Sellers’ aggregate liability for all Losses under this Agreement resulting from a Seller Representation Claim shall not exceed an amount equal to the Indemnification Escrow Amount (the “Cap”), provided that the Cap shall not apply to claims for indemnification based on a breach of a Fundamental Representation, Special Representations, the representations or warranties set forth in Section 2.12, or to fraud or criminal activity.

(d)     The Purchaser Indemnitees and the Seller Indemnitees, as applicable, shall use their respective commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses, it being expressly understood and agreed that (i) Sellers shall have no obligation to pursue or cooperate in the pursuit of claims against their own directors’ and officers’ insurance policies for the benefit of any Purchaser Indemnitees, and (ii) Purchaser shall have no obligation to pursue or cooperate in the pursuit of claims against its own directors’ and officers’ insurance policies for the benefit of any Seller Indemnitees. The amount of any Losses for which indemnification is provided under this ARTICLE VIII shall be net of the amounts of any insurance proceeds and any indemnity, contribution or other similar payment received by the Purchaser Indemnitees or Seller Indemnitees, as applicable, in respect of any such claim.

(e)     The right to indemnification, reimbursement or other remedy based upon the representations, warranties, covenants and obligations contained in this Agreement, the other Transaction Documents, or any certificate or instrument delivered by or on behalf of a party pursuant to this Agreement shall not be affected or deemed waived by reason of: (i) any investigation conducted by or on behalf of the Indemnitee (including by any of its Representatives) with respect to, or any Knowledge acquired (or capable of being acquired) at any time with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation, or (ii) the Indemnitee’s waiver of any condition set forth in Section 6.2 or Section 6.3, as the case may be.

(f)     For purposes of this ARTICLE VIII, any qualification contained in any representation or warranty as to materiality, material adverse effect, or words of similar import shall be disregarded for the purposes of determining any inaccuracy in or breach of any representation or warranty or damages arising in connection therewith.

(g)     All claims for indemnification made by or for the Purchaser Indemnitees under Section 8.1(a) for which the Sellers are liable shall first be satisfied from the Indemnification Escrow Fund pursuant to the terms of the Escrow Agreement to the extent funds remain in the Indemnification Escrow Fund to satisfy such claim before the Purchaser Indemnitee pursues any other right or remedy available to it hereunder. Purchaser acknowledges that the Sellers may not have adequate resources to satisfy indemnification claims that may be made by Purchaser Indemnitees in the event that the Indemnification Escrow Fund is exhausted.

(h)     Notwithstanding anything contained in this Agreement, any amounts payable pursuant to the indemnification obligations under this ARTICLE VIII shall be paid without duplication, and in no event shall any party be indemnified under different provisions of this Agreement for the same Losses.

Section 8.4     Mitigation. Each Indemnitee shall take (and shall cause its Affiliates to take) steps to the extent required by law to mitigate all Losses that are indemnifiable or recoverable hereunder or in connection herewith (including incurring costs to the extent necessary to remedy the breach that gives rise to the Losses).

Section 8.5     Damages. Notwithstanding anything else to the contrary set forth herein, no party hereto shall be liable for special, punitive or exemplary damages or Losses based thereon, except in the case of fraud or to the extent actually awarded to a Governmental Entity or other third party.

Section 8.6     Third Party Actions.

(a)     If an Indemnitee believes it has a right to indemnification pursuant to this ARTICLE VIII (an “Indemnification Claim”), the party seeking indemnification (for itself and/or any Indemnitees) shall promptly give written notice of such Action or other matter which may give rise to indemnification (a “Claim Notice”) to the other party or parties obligated to provide indemnification (the “Indemnifying Party”). If such event involves any claim or the commencement of any Action by a third person (a “Third Party Claim”), the party seeking indemnification (for itself and/or any Indemnitees) will give a Claim Notice to the Indemnifying Party within ten (10) Business Days after the Indemnitee has received notice or otherwise learns of the assertion of such Third Party Claim. However, failure to give any such Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. Each Claim Notice shall, with respect to each Indemnification Claim set forth therein, (i) specify in reasonable detail and in good faith the nature of the Indemnification Claim being made, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnitee, (iii) if reasonably practicable, state the aggregate Dollar amount of Losses to which such Indemnitee is entitled to indemnification pursuant to this ARTICLE VIII that have been incurred, or a good faith estimate of the aggregate Dollar amount of such Losses reasonably expected to be incurred, by such Indemnitee pursuant to such Indemnification Claim and (iv) reasonable supporting documentation.

(b)     In the event of a Third Party Claim, the Indemnifying Party will be entitled to participate in the settlement or defense thereof and, if it so chooses, assume at any time control of the settlement or defense thereof with counsel reasonably satisfactory to the Indemnitee so long as (i) the Indemnifying Party gives written notice to the Indemnitee within thirty (30) days after the Indemnitee has given notice of the Third Party Claim, stating that the Indemnifying Party will assume the control and defense of such Third Party Claim, (ii) the Indemnifying Party provides the Indemnitee with evidence reasonably acceptable to the Indemnitee that the Indemnifying Party will have adequate financial resources to defend against the Third Party Claim, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnitee, (iv) the Indemnitee has not been advised by counsel that a material actual or potential conflict exists between the Indemnitee and the Indemnifying Party in connection with the defense of the Third Party Claim, (v) the Third Party Claim is not a criminal or regulatory enforcement Action, or a claim seeking to impose liability on the Indemnitee on the basis of successor liability, and does not relate to or arise in connection with Taxes, (vi) settlement of, an adverse judgment with respect to, or conduct of the defense of the Third Party Claim by the Indemnifying Party is not, in the reasonable, good faith judgment of the Indemnitee, likely to be adverse to the Indemnitee’s reputation or continuing business interests, including its relationships with current or potential students, Governmental Entities, Educational Agencies, or other parties material to the conduct of the Everest Plus Business, and (vii) the Indemnifying Party conducts the defense of the Third Party Claim diligently.

(c)     The Indemnitee subject to any Third Party Claim the settlement or defense of which has been assumed by the Indemnifying Party may participate in the settlement or defense of such Third Party Claim with its own counsel at its own expense, provided, however, that (i) the Indemnifying Party will pay the reasonable fees and expenses of one firm of separate counsel retained by the Indemnitee that are incurred prior to the Indemnifying Party’s assumption of control of the defense of the Third Party Claim, and (ii) if in the reasonable opinion of counsel to the Indemnitee, there are legal defenses available to an Indemnitee that are different from or additional to those available to the Indemnifying Party, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnitee solely as relates to such incremental legal defenses, in each jurisdiction for which the Indemnitee reasonably determines counsel is required.

(d)     The Indemnifying Party will not agree to any settlement of, or consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnitee; provided, however, that the consent of the Indemnitee will not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or any judgment (and provides the Indemnitee with evidence that it has adequate financial resources to pay such amounts), to the extent the only award or relief is monetary; such settlement or judgment includes a full, complete and unconditional release of the Indemnitee and will not lead to liability or the creation of other obligations on the part of the Indemnitee; and such settlement or judgment involves no finding or admission of any violation of law or the rights of any Person and no effect on any other claims that may be made against the Indemnitee. The Indemnitee will not agree to any settlement of, or the entry of any judgment (other than a judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(e)     Each of the parties hereto shall (i) cooperate in good faith in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder, (ii) shall keep the other party and its counsel fully informed in all material respects of the status of such Third Party Claims and any related proceedings at all stages thereof, and (iii) agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other. Each of the Sellers and Purchaser (or a duly authorized representative of such party) shall (and shall cause their respective Subsidiaries to) furnish such Books and Records, information and testimony, provide access to its premises and personnel, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection with any Third Party Claim.

(f)     With respect to any Third Party Claim subject to indemnification under this ARTICLE VIII, the parties shall cooperate in such a manner as to preserve in full (to the extent practicable) the confidentiality of all confidential information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use commercially reasonable efforts, in respect of any Third Party Claim in which it has assumed or has participated in the defense, to avoid production of confidential information (consistent with applicable law and rules of procedure) and (ii) all communications between any parties hereto and counsel responsible for or participating in the defense of any Third Party Claim will, to the extent practicable, be made so as to preserve any applicable attorney-client or work-product privilege.

(g)     Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE VIII, the Indemnifying Party shall promptly (but in any event within five (5) Business Days of such final, non-appealable adjudication) satisfy its obligations by wire transfer of immediately available funds.

Section 8.7     Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, except (a) in the case of fraud, criminal activity, or willful misconduct, or (b) in the case where a party seeks to obtain specific performance pursuant to Section 10.10, from and after the Closing Date, the rights of the parties to indemnification pursuant to the provisions of this ARTICLE VIII shall be the sole and exclusive remedy of the Indemnitees and the parties hereto with respect to any matter in any way arising from or relating to this Agreement or its subject matter. Subject to the foregoing, to the maximum extent permitted by Law, the parties and the Indemnitees hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or its subject matter, whether under any Laws at common law, in equity or otherwise. The provisions of this Section 8.7 and this ARTICLE VIII were specifically bargained for by the parties and were taken into account by them in arriving at the Purchase Price and the terms and conditions of this Agreement, and Purchaser and the Sellers in approving this Agreement have specifically relied upon the provisions of this Section 8.7 and this ARTICLE VIII in agreeing to the Purchase Price and the terms and conditions of this Agreement.

Section 8.8     Exception. Nothing in this Agreement shall limit any Person’s right to seek any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraudulent or criminal misconduct.

Section 8.9     Independence of Provisions. Each and every provision of this Agreement shall be deemed a separate and independent provision. In consequence, an Indemnitee may bring any claim it has hereunder under any or all provisions applicable to that claim. Notwithstanding the foregoing, no Indemnitee shall be entitled to recover more than once for any Loss.

Section 8.10     Tax Treatment of Indemnity Payments. Except to the extent otherwise required under Applicable Law, the Sellers and Purchaser agree to treat any indemnity payment made pursuant to this ARTICLE VIII as an adjustment to the Purchase Price for all applicable tax purposes, including for U.S. federal income tax and for state tax purposes.

Section 8.11     Release of Remaining Indemnification Escrow Amount. As soon as reasonably practicable following the Indemnification Escrow Release Date, Purchaser shall instruct the Escrow Agent to deliver to the Sellers all of the Indemnification Escrow Amount (if any) in excess of any amount of the Indemnification Escrow Amount that is necessary to satisfy all unresolved, unsatisfied or disputed Indemnification Claims for Losses specified in any Claim Notice delivered to the Sellers and the Escrow Agent by Purchaser before the Indemnification Escrow Release Date. If any Indemnification Claims are unresolved, unsatisfied or disputed as of the Indemnification Escrow Release Date, then the Escrow Agent shall retain possession and custody of that portion of Indemnification Escrow Amount that equals the total maximum amount of Losses then being claimed by the Purchaser Indemnitees in all such unresolved, unsatisfied or disputed Indemnification Claims, and as soon as each such Indemnification Claim has been resolved, Purchaser shall instruct the Escrow Agent to deliver to the Sellers all remaining Indemnification Escrow Amount (if any) not required to satisfy all remaining Indemnification Claims.

ARTICLE IX

TERMINATION

Section 9.1     Termination. At any time prior to the Closing, this Agreement may be terminated:

(a)     by mutual written consent of Purchaser and the Sellers;

(b)     by the Sellers or Purchaser, at any time after the Outside Date, if (i) the Initial Closing shall not have occurred and (ii) the party seeking termination is not in material violation or breach of their respective representations, warranties, covenants (including the obligation to consummate the Closing) or obligations contained in this Agreement;

(c)     by the Sellers or Purchaser, if (i) the Legal Opinion is not obtained on or before the Outside Date, and (ii) the Court Determination is not obtained on or before the Outside Date, and (iii) a Foreclosure shall not have occurred on or before the Outside Date;

(d)     by the Sellers or Purchaser, if the Delaware Court determines, as evidenced by an order or written opinion, that the Requisite Stockholder Approval is required under Section 271 of the General Corporation Law of the State of Delaware to consummate the Transactions and that it will not deem such Requisite Stockholder Approval to be satisfied or otherwise excused unless the Lenders have effected a Foreclosure and the Purchased Assets and the Everest Plus Business are transferred to Purchaser by the Lenders without such action resulting in any Everest Plus School losing eligibility for Title IV Program participation;

(e)     by either Purchaser or the Sellers, if any Order of any Governmental Entity having competent jurisdiction is entered permanently restraining, enjoining or otherwise prohibiting the Transactions and such Order has become final and non-appealable;

(f)     by Purchaser, if the Sellers shall have breached any representation, warranty, covenant or agreement contained herein to be performed by the Sellers and such breach shall not have been cured by the earlier of the Outside Date or the date that is forty-five (45) days after receipt by the Sellers of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured) and if not cured within such forty-five (45) day period and at or prior to the Initial Closing, such breach would result in the failure of any of the applicable conditions set forth in ARTICLE VI to be satisfied;

(g)     by the Sellers, if Purchaser shall have breached any representation, warranty, covenant or agreement contained herein to be performed by Purchaser and such breach shall not have been cured by the earlier of the Outside Date or the date that is forty-five (45) days after receipt by the Sellers of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured) and if not cured within such forty-five (45) day period and at or prior to the Initial Closing, such breach would result in the failure of any of the applicable conditions set forth in ARTICLE VI to be satisfied;

(h)     by the Sellers, if the Sellers shall have reasonably determined (following consultation with Purchaser) that one or more of the conditions set forth in Section 6.1 or Section 6.2 will not be satisfied, or, if applicable, waived by Purchaser, prior to the Outside Date;

(i)     by the Sellers, if the board of directors of Parent determines in good faith after consultation with counsel that an insolvency proceeding of one or more of the Sellers is advisable and in the best interests of Parent;

(j)     by the Sellers and Purchaser, at any time after the occurrence of a Bankruptcy Legislation Event, provided however, that if such Bankruptcy Legislation Event shall occur, then subject only to the Sellers’ and Purchaser’s respective fiduciary obligations to their entities, both the Sellers and Purchaser agree to seek expedited consummation of a transaction in form and substance substantially similar (and no less economically beneficial to the Sellers) to that contained in this Agreement, pursuant to section 363(b) and 365 of the Bankruptcy Code and in substantially the form attached hereto as Exhibit E;

(k)     by Purchaser, if the Sellers have not provided Purchaser on or before December 8, 2014 with a written plan together with such detail regarding the sources and uses of Title IV and other funds as may be reasonably requested by Purchaser that is reasonably achievable by the Sellers, pursuant to which the Sellers will be able to continue to operate the Everest Plus Business outside of Bankruptcy until the Outside Date and pay to Purchaser any amounts payable by the Sellers at the Initial Closing; or

(l)     by Purchaser, upon entry of an order for relief in any Bankruptcy of any Seller (other than pursuant to Section 9.1(j)).

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than the foregoing subsection(a)) shall give reasonable advance written notice of such termination to the other party.

Section 9.2     Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force and effect and there shall be no liability or obligation on the part of Purchaser, ECMC, the Sellers, or their respective, Affiliates or Representatives in connection herewith; provided, however, that (a) the provisions of this Section 9.2, ARTICLE X, Section 5.1, and the NDA shall remain in full force and effect and survive any termination of this Agreement and (b) if this Agreement is terminated by a party because of breach by the other party of its obligations under this Agreement or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to seek all legal remedies will survive such termination unimpaired.

ARTICLE X

MISCELLANEOUS

Section 10.1     Entire Agreement; Assignment; Successors. This Agreement and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement and the other Transaction Documents may not be assigned by operation of Law or otherwise; provided, however, that (a) Purchaser may assign this Agreement and any or all of its rights and obligations under this Agreement to ECMC or to any direct or indirect wholly owned Subsidiary of ECMC, (b) following the Closing, Purchaser may assign this Agreement and any or all of its rights and interest hereunder to any purchaser of all or substantially all its assets or designate such purchaser to perform its obligations hereunder and (c) any of the Purchaser Indemnitees may collaterally assign any or all of its rights and obligations hereunder to any provider of debt financing to it or any of its Affiliates, but, in each case, no such assignment shall relieve Purchaser or its successor of its obligations hereunder. Any purported assignment of this Agreement in contravention of this Section 10.1 shall be null and void and of no force or effect. Subject to the preceding sentences of this Section 10.1, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Transaction Document (other than an exception expressly set forth as such in the Seller Disclosure Schedule), the terms of this Agreement shall govern.

Section 10.2     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, in each case in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, so long as the economic or legal substance of the transaction contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the Transactions shall be consummated as originally contemplated to the fullest extent possible.

Section 10.3     Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) if by facsimile or email, upon electronic confirmation of receipt by facsimile or email (as applicable), provided, that a copy of such notice or other communication is promptly mailed by registered or certified mail, return receipt requested, postage prepaid, following the transmission of such facsimile or email, (iii) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier or (iv) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below:

if to Purchaser or ECMC:

c/o ECMC Group, Inc.
1 Imation Place, Building 2
Oakdale, MN 55128

Attention: Dan Fisher, General Counsel

Fax: (651) 325-4086

Email: dfisher@ecmc.org

with copies to (which copies shall not constitute notice):

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

Attention: H. John Michel, Jr.

Fax: (215) 988-2757

Email: John.Michel@dbr.com

if to the Sellers:

c/o Corinthian Colleges, Inc.

6 Hutton Centre Drive, Suite 400

Santa Ana, California 92707

Attention: Chief Executive Officer and General Counsel

Fax: (714) 751-3605

Email: smortensen@cci.edu

            jmassimino@cci.edu

with a copy to (which copy shall not constitute notice):

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA 92660

Attention: Andor Terner, Esq.

Fax: (949) 823-6994

Email: aterner@omm.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 10.4     Governing Law. This Agreement shall be deemed to be made and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of laws principles thereof and by and in accordance with federal Law to the extent applicable.

Section 10.5     Submission to Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware, and the federal courts of the U.S. sitting in Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement, the Transaction Documents and of the documents referred to in this Agreement and the Transaction Documents and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement of this Agreement, the Transaction Documents or any such other documents, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, any Transaction Document or any such other document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 10.3 as permitted by Applicable Law, shall be valid and sufficient service thereof.

Section 10.6     Interpretation; Article and Section References. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references in this Agreement to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules are references to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules, respectively, in and to this Agreement, unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The words “include” or “including” mean “include, without limitation,” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list. The word “or” shall not be limiting or exclusive. References to days are to calendar days (unless expressly specified as a Business Day); provided, that any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next Business Day. Unless otherwise specifically provided or the context otherwise requires, all references in this Agreement to the Sellers mean and shall refer to the Sellers and their respective Subsidiaries and each of their successors, assigns and (if applicable) predecessors-in-interest. Unless otherwise specifically provided or the context otherwise requires, all references in this Agreement or any other Transaction Document to representations, warranties, covenants, agreements and obligations of the Sellers shall mean or refer to, as applicable under the context, all Sellers, each Seller, or any one or number of Sellers; and unless otherwise specifically provided or the context otherwise requires, all references in this Agreement to Purchaser mean and shall refer to Purchaser and its Subsidiaries and each of their successors, assigns and (if applicable) predecessors-in-interest. As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires. Any capitalized terms used in any Annex, Exhibit, Schedule or other Transaction Document but not otherwise defined therein shall have the meaning as defined in this Agreement. All Annexes, Exhibits and Schedules annexed hereto or referred to herein and the Seller Disclosure Schedule are hereby incorporated in and made a part of this Agreement as if set forth herein.

Section 10.7     No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided in ARTICLE VIII, nothing in this Agreement is intended to or shall confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.8     Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

Section 10.9     Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by each of the parties.

Section 10.10     Specific Performance. The parties hereby acknowledge and agree that it would cause irreparable injury to the other party or parties if any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise breached for which monetary damages, even if available, would not be an adequate remedy. Accordingly, each party agrees that the other party or parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action or proceeding, in addition to any other remedy to which they are entitled at law or in equity in any such event and prior to the valid exercise of any termination right by the parties in accordance with Section 9.1. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 10.11     Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement, the other Transaction Documents and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, that in the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by any other party.

Section 10.12     Waivers. No failure or delay of a party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

Section 10.13     No Presumption Against Drafting Party. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.14     Foreclosure. Nothing in this Agreement shall entitle any party hereto to terminate this Agreement, no condition in ARTICLE VI shall be deemed not to be satisfied, and no covenant shall be deemed to be breached or representation or warranty deemed untrue, in the event of or by virtue of a Foreclosure. In addition, Purchaser hereby acknowledges and agrees that the Closing of the Transactions may be effected through a Foreclosure.

Section 10.15     Guaranty by ECMC. ECMC unconditionally guarantees all liabilities and obligations (including payment and indemnification obligations) of Purchaser pursuant to this Agreement, including those obligations of Purchaser pursuant to ARTICLE I.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ZENITH EDUCATION GROUP, INC.

By: /s/ David L. Hawn
       Name: David L. Hawn
      Title: President, Zenith Education Group, Inc.

CORINTHIAN COLLEGES, INC.

By: /s/ Jack Massimino
      Name: Jack Massimino
      Title: Chairman & CEO

CORINTHIAN SCHOOLS, INC.

By: /s/ Jack Massimino

       Name: Jack Massimino
       Title: Chairman & CEO

EVEREST COLLEGE PHOENIX, INC.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

RHODES COLLEGES, INC.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

[Signature Page to the Asset Purchase Agreement]

TITAN SCHOOLS, INC.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

MJB ACQUISITION CORPORATION

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

Florida Metropolitan University, Inc.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

Eton Education, Inc.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

Ashmead Education, Inc.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

Grand Rapids Educational Center, Inc.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

 [Signature Page to the Asset Purchase Agreement]

Rhodes Business Group, Inc.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

PEGASUS EDUCATION, INC.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

Socle Education, Inc.

By: /s/ Jack Massimino
       Name: Jack Massimino
       Title: Chairman & CEO

And with respect to Section 10.15 only,

ECMC GROUP, INC.

By: /s/ David L. Hawn
       Name: David L. Hawn
       Title: President and CEO, ECMC Group, Inc.

[Signature Page to the Asset Purchase Agreement]

ANNEX A

CERTAIN DEFINITIONS

For the purposes of this Agreement, the following capitalized terms shall have the meanings set forth below (which shall apply equally to both the singular and plural forms of such terms):

“1.13(d) Lease” has the meaning set forth in Section 1.13(d).

“1.13(d) Sublease” has the meaning set forth in Section 1.13(d).

“1.13(e) Lease” has the meaning set forth in Section 1.13(e).

“1.13(e) Sublease” has the meaning set forth in Section 1.13(e).

“1.13(f) Lease” has the meaning set forth in Section 1.13(f).

“1.13(f) Sublease” has the meaning set forth in Section 1.13(f).

“Accounting Arbitrator” has the meaning set forth in Section 1.6(b)(ii).

“Accounts Receivable” has the meaning set forth in Section 1.1(a).

“Accrediting Body” means any Person, whether private or quasi-private, whether foreign or domestic, that engages in the granting or withholding of accreditation of postsecondary institutions or programs in accordance with standards and requirements relating to the performance, operations, financial condition and/or academic standards of such institutions and programs.

“Action” means any claim, action, cause of action, suit, demand, inquiry, proceeding, audit, hearing, subpoena, investigation, charge, notice of violation, citation, summons, litigation or suit (of any nature, whether civil, criminal, administrative, regulatory, judicial or investigative, whether formal or informal, whether public or private, whether at law or in equity) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or Educational Agency, or any other arbitration, mediation or similar proceeding.

“Adjustment Escrow Amount” means an amount equal to Five Hundred Thousand Dollars ($500,000).

“Adjustment Escrow Fund” has the meaning set forth in Section 1.7(b).

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the first-mentioned Person. For the purposes of this definition, “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” means the date hereof.

“Allocation” has the meaning set forth in Section 1.8.

“Applicable Law” means, with respect to any Person, any Law applicable to such Person or any of its respective properties, assets, business, operations, officers, directors, employees, consultants or agents.

“Apportioned Obligations” has the meaning set forth in Section 5.4(a).

“Approvals” has the meaning set forth in Section 2.18.

“Assignment and Assumption Agreement” has the meaning set forth in Section 1.10(a).

“Assumed Contracts” has the meaning set forth in Section 1.1(e).

“Assumed Leases” has the meaning set forth in Section 1.1(d).

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Balance Sheet Date” has the meaning set forth in Section 2.3(b).

“Bankruptcy” means any filing, voluntary or involuntary, under Title 11 of the United States Code, 11 U.S.C. § 101-1532 or any similar state or provincial law.

“Bankruptcy Legislation Event” means Section 102 of the HEA (20 U.S.C. § 1002) shall have been amended on or before December 31, 2014, so as to provide that the Sellers may file for relief under Title 11 of the United States Code, 11 U.S.C. §§ 101-1532 without such action resulting in any postsecondary educational institution operated by Parent or one or more of its Subsidiaries losing eligibility for Title IV Program participation.

“Barclays” means Barclays Capital Inc.

“Basket” has the meaning set forth in Section 8.3(a).

“Benefit Plan” has the meaning set forth in Section 2.13(a).

“Bill of Sale” has the meaning set forth in Section 1.10(a).

“Books and Records” means all books, records, systems and documents with respect to or related to the Purchased Assets, Assumed Liabilities, and operations of the Everest Plus Business prior to the Closing, including human resources records, student records, accounting and financial records and related electronic systems.

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in California, between the hours of 8:00a.m. and 5:00p.m. local time.

“Business Employee” means any employee of any Seller working in or providing services with respect to the Everest Plus Business as of the Agreement Date or during the period commencing on the Agreement Date and ending immediately prior to Closing.

“Cap” has the meaning set forth in Section 8.3(d).

“Cash” means, as of the date in question, all cash and investments of cash of any Person in cash equivalents on a consolidated basis, plus the amount of all checks received but not deposited or cleared, minus the amount of all checks and drafts “cut” or issued but not cleared, determined in accordance with GAAP.

“Claim Notice” has the meaning set forth in Section 8.6(a).

“Closing” has the meaning set forth in Section 7.1.

“Closing Balance Sheet” has the meaning set forth in Section 1.6(b)(i).

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Deferred Revenue” has the meaning set forth in Section 1.6(b)(i).

“Closing Working Capital” has the meaning set forth in Section 1.6(b)(i).

“Closing Working Capital and Closing Deferred Revenue Final Proposal” has the meaning set forth in Section 1.6(b)(ii).

“Closing Working Capital and Closing Deferred Revenue Statement” has the meaning set forth in Section 1.6(b)(i).

“COBRA” means the continuation requirements for the Sellers’ welfare benefit plans under Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, and any similar provisions under applicable state law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $0.0001 per share, of Parent.

“Compliance Date” means July 1, 2011.

“Consents” means consents, assignments, Permits, Orders, certification, concession, franchises, approvals, authorizations, registrations, filings, registrations, waivers, declarations or filings with, of or from any Governmental Entity, parties to Contracts or any third Person.

“Contract” means any contract, agreement, instrument, option, lease, license, sales and purchase order, warranty, note, bond, mortgage, indenture, obligation, commitment, binding application, arrangement or understanding, express or implied, written or oral, in each case as amended and supplemented from time to time.

“Court Determination” means the determination of the Delaware Court, as evidenced by an order or written opinion, that the Requisite Stockholder Approval is not required under Section 271 of the General Corporation Law of the State of Delaware to consummate the Transactions (or is deemed satisfied or otherwise excused).

“Credit Agreement” means that certain Fourth Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among Parent, Everest Colleges Canada, Inc., the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Domestic Administrative Agent and Canadian Agent (as amended, restated, supplemented or otherwise modified from time to time).

“CSI” has the meaning set forth in the Preamble.

“Curriculum” means all curricula owned or licensed by the Sellers and used in the educational programs of the Everest Plus Schools in the form of computer programs or software, slide shows, texts, films, web site content, audio, videos or any other form or media, including the following items: (1) course objectives, (2) lesson plans, (3) exams, (4) class materials (including any interactive or computer-aided materials), (5) faculty notes, (6) course handouts, (7) diagrams, (8) syllabi, (9) sample externship and placement materials, (10) clinical checklists, (11) course and faculty evaluation materials, (12) policy and procedure manuals, and (13) other related materials. The Curriculum includes all copyrights, copyright applications, copyright registrations and trade secrets to the extent incorporated in the above-listed items and to the extent owned or licensed by the Sellers and used in the educational programs of the Everest Plus Schools.

“DCP Liabilities” has the meaning set forth in Section 5.3(e).

“Deferred Revenue” means all prepaid tuition obligations (and the related obligations to provide instruction or refunds) as of the Closing with respect to students enrolled at any of the Everest Plus Schools, determined in accordance with GAAP and the policies and procedures set forth in Schedule 1.6(a); provided, however that “Deferred Revenue” shall not include any portion of the Title IV Advance Amount.

“Deferred Revenue Shortfall” has the meaning set forth in Section 1.6(c).

“Delaware Counsel” means Richards, Layton & Finger, P.A. or other Delaware counsel reasonably acceptable to Parent and Purchaser.

“Delaware Court” means the Court of Chancery of the State of Delaware.

“De Minimis Threshold” has the meaning set forth in Section 8.3(b).

“Dispute Notice” has the meaning set forth in Section 1.6(b)(ii).

“DOL” has the meaning set forth in Section 2.13(b).

“Dollars” means the currency of the U.S. dollar, and all references to monetary amounts herein shall be in Dollars unless otherwise specified herein.

“ECMC” has the meaning set forth in the Preamble.

“ECP” has the meaning set forth in the Preamble.

“ED” means the United States Department of Education and any successor agency administering student financial assistance under Title IV.

“ED Payment” means the lesser of (a) Twelve Million Dollars ($12,000,000) and (b) the net proceeds to be paid to the Seller Representative pursuant to Section 1.7(a) after giving effect to the adjustments contemplated by clauses (ii) through (vi) of Section 1.7(a).

“ED Pre-Acquisition Review Notices” means written notices from ED following ED’s review of pre-acquisition review applications regarding the Transactions, which shall not indicate the existence of any material impediment to the issuance of a TPPPA, or to the subsequent issuance of a PPPA, to any Everest Plus School.

“Educational Agency” means any Person, entity or organization, whether governmental, government-chartered, private, or quasi-private, that engages in granting or withholding Educational Approvals for, administers Student Financial Assistance to or for students of, or otherwise regulates private postsecondary schools in accordance with standards relating to the performance, operation, financial condition or academic standards of such schools, including, without limitation, ED and any Accrediting Body or State Educational Agency.

“Educational Approval” means any license, permit, authorization, program participation agreement, certification, accreditation, or similar approval issued or required to be issued by an Educational Agency to an Everest Plus School subject to the oversight of such Educational Agency, including any such approval (a) for the Everest Plus School to operate and offer its educational programs in all jurisdictions in which it operates, including all jurisdictions where it offers educational programs online or through other distance education delivery methods, (b) for the Everest Plus School to participate in any program of Student Financial Assistance, and (c) for graduates of the Everest Plus Schools to be eligible to obtain certification or licensure, or take any examinations to obtain such certification or licensure, for any program for which the Everest Plus School has represented to students or prospective students that such program will enable students to obtain such certification or licensure, but excluding any license, permit, authorization, certification or similar approval issued to the Everest Plus Schools or any employee of an Everest Plus School on an individual basis.

“Educational Consent” means any approval, authorization or consent by any Educational Agency, or any notification to be made by the parties to an Educational Agency, with regard to the Transactions, whether pre-Closing or post-Closing, which is necessary under applicable laws or regulations in order to maintain or continue any Educational Approval presently held by any Everest Plus School, as set forth on Schedule A-1.

“Educational Law” means any applicable federal, state, municipal, foreign or other Law, regulation, order or Accrediting Body standard, including without limitation the provisions of Title IV and any regulations implementing or relating thereto, issued or administered by, or related to, any Educational Agency.

“Educational Loan” means any student loan made, insured, or originated under Title IV.

“Encumbrance” means any mortgage, pledge, security interest, lien, easement, charge, encumbrance, claim, option (including without limitation, rights of first refusal or similar rights), restriction or claim of any kind.

“Environmental Laws” has the meaning set forth in Section 2.15(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 2.13(c).

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means that certain Escrow Agreement, dated as of the Closing Date, by and among Purchaser, the Seller Representative and the Escrow Agent, in a form to be agreed upon among the parties to the Escrow Agreement.

“Escrow Fund” means the fund or funds in the amount that is equal to the sum of the Adjustment Escrow Fund and the Indemnification Escrow Fund maintained by the Escrow Agent pursuant to the Escrow Agreement.

“Estimated Closing Deferred Revenue” has the meaning set forth in Section 1.6(a).

“Estimated Closing Deferred Revenue Adjustment” means an amount equal to fifteen and one-half percent (15.5%) of the Estimated Closing Deferred Revenue.

“Estimated Closing Working Capital” has the meaning set forth in Section 1.6(a).

“Estimated Closing Working Capital Adjustment” means the Estimated Closing Working Capital minus the Working Capital Target.

“Everest Plus Business” means the operation of (i) the Everest Plus Schools (which for the avoidance of doubt shall not include any postsecondary educational institutions operated by the Sellers in the State of California), and (ii) all services provided by Socle to the Everest Plus Schools but expressly excluding services provided by Socle to any other postsecondary educational institutions operated by the Sellers in the State of California and to any unaffiliated entities.

“Everest Plus Financial Statements” has the meaning set forth in Section 2.4(a).

“Everest Plus IP” means (i) the Intellectual Property set forth on Schedule A-2 and all Intellectual Property rights therein, and (ii) the Curriculum.

“Everest Plus School” means each postsecondary educational institution that has been issued an Office of Postsecondary Education Identification Number by ED (including any main campus and additional locations) and is set forth on Schedule A-3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Records” means the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of the Sellers, all privileged documents relating to the Sellers, all back-up tapes, and, to the extent that the Sellers are prohibited by Applicable Laws or any Order from providing or are required by Applicable Laws or any Order to retain, all employee-related or employee benefit-related files or records and any other books and records.

“Excluded Taxes” means (i) all Taxes relating to the Purchased Assets or the Everest Plus Business that are attributable to periods (or portions thereof) ending prior to the Closing Date, (ii) all capital gains tax, net income tax, or corporation tax of the Sellers, and (iii) any other Taxes of Sellers that are not expressly taken into account in the determination of Final Closing Working Capital.

“Expiration Date” means the eighteen (18) month anniversary of the Closing Date.

“Final Closing Deferred Revenue Adjustment” means an amount equal to fifteen and one-half percent (15.5%) of the Estimated Closing Deferred Revenue.

“Final Closing Deferred Revenue” means the Closing Deferred Revenue as finally determined pursuant to Section 1.6(b)(ii) or 1.6(b)(iii).

“Final Closing Working Capital” means the Closing Working Capital as finally determined pursuant to Section 1.6(b)(ii) or 1.6(b)(iii).

“Final Closing Working Capital Adjustment” means the Final Closing Working Capital minus the Working Capital Target.

“Foreclosure” means the foreclosure on the Purchased Assets by the Lenders that allows the Purchaser to acquire the portion of the Purchased Assets foreclosed upon by the Lenders without impairing the continued eligibility of any Everest Plus School to participate in the Title IV Programs.

“Fundamental Representations” means, with respect to the Sellers, each of the representations and warranties of the Sellers set forth in Section 2.1 (Organization; Authorization), Section 2.17(a) (Title to Assets), and Section 2.20 (Brokers’, Finders’ Fees, Etc.); and, with respect to Purchaser, the representations and warranties of Purchaser set forth in Section 3.1 (Organization; Authorization), and Section 3.8 (Brokers’, Finders’ Fees, Etc.).

“GAAP” means, the generally accepted accounting principles for financial reporting in the United States as in effect on the Agreement Date, consistently applied.

“Gainful Employment Disclosure Requirements” means the disclosure and reporting requirements set forth at 34 C.F.R. § 668.6(b) as of the Closing Date.

“Governmental Consents” has the meaning set forth in Section 2.3(a).

“Governmental Entity” means any federal, state, local, municipal, foreign or other government; any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal, or other entity exercising governmental or quasi-governmental powers); any arbitrator; anybody exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or official of any of the foregoing; in each case excluding any Educational Agency.

“Hazardous Materials” shall mean all materials, wastes or substances regulated, classified or otherwise characterized under any applicable Environmental Laws as “hazardous,” “toxic,” “pollutant,” or “contaminant.”

“HEA” means the Higher Education Act of 1965, 20 U.S.C. §1001 et seq., as amended, or successor statutes thereto, and its implementing regulations promulgated by ED.

“Illinois Leases” has the meaning set forth in Section 1.2(q).

“Illinois Subleases” has the meaning set forth in Section 1.13(b).

“Inbound IP Contracts” has the meaning set forth in Section 2.8(e).

“Indebtedness” means all indebtedness of a Person, (i) for borrowed money, (ii) for letters of credit, (iii) evidenced by notes, bonds, debentures, capitalized leases, bank guarantees or similar facilities or instruments that are due and payable, or (iv) in the nature of guarantees of the obligations described in the immediately preceding clauses (i), (ii) and (iii), of any other Person.

“Indemnification Escrow Amount” means an amount equal to Eight Million Dollars ($8,000,000).

“Indemnification Claim” has the meaning set forth in Section 8.6(a).

“Indemnification Escrow Fund” has the meaning set forth in Section 1.7(b).

“Indemnification Escrow Release Date” means the two-year anniversary of the Closing Date.

“Indemnification Period” has the meaning set forth in Section 8.2(a).

“Indemnifying Party” has the meaning set forth in Section 8.6(a).

“Indemnitees” means Purchaser Indemnitees and Seller Indemnitees.

“Initial Closing” has the meaning set forth in Section 6.4.

“Insurance Policies” has the meaning set forth in Section 2.10.

“Intellectual Property” means all of the following in any jurisdiction worldwide, and all rights therein: (i) patents and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) trademarks, service marks, trade dress, trade names, corporate names, together with all goodwill associated with the foregoing; (iii) copyrights, including all copyrights in the Curriculum; (iv) registrations and applications for any of the foregoing with any Governmental Entity; (v) trade secrets and know-how; (vi) domain names; (vii) all intangible rights in or to inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and supplier and customer lists, and all documentation relating to any of the foregoing; (viii) all intangible rights in or to computer software, including all source code, object code, firmware, development tools, files, records and data, information and communication software; (ix) all intangible rights in or to databases and data collections and all rights therein throughout the world; and (x) all other intellectual property throughout the world.

“Inventory” has the meaning set forth in Section 1.1(g).

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Purchaser” and similar terms means, with respect to any fact or matter, the knowledge of the officers or managers of Purchaser and ECMC with primary responsibility for, or oversight of, the portion of their respective business that is the subject of the applicable representation or warranty in this Agreement, after due inquiry of their respective direct reports, as of the Agreement Date and as of the Closing Date.

“Knowledge of the Sellers” and similar terms means, with respect to any fact or matter, the knowledge of the officers or managers of the Sellers with primary responsibility for, or oversight of, the portion of the Everest Plus Business that is the subject of the applicable representation or warranty in this Agreement, after due inquiry of their respective direct reports, as of the Agreement Date and as of the Closing Date.

“Later Identified Asset” has the meaning set forth in Section 5.5(b).

“Latest Balance Sheet” has the meaning set forth in Section 2.3(b).

“Law” means any statute, law, treaty, ordinance, regulation, directive, rule, code, executive order, injunction, judgment, decree, writ, Order, common law or other requirement, including any successor provisions thereof, of any Governmental Entity, but excluding any Educational Law.

“Leases” has the meaning set forth in Section 2.7.

“Legal Opinion” means the written opinion of Delaware Counsel opining that, more likely than not, the Requisite Stockholder Approval is not required under Section 271 of the General Corporation Law of the State of Delaware to consummate the Transactions.

“Lenders” means the lenders under the Credit Agreement as of the applicable date.

“Losses” means any losses, damages, liabilities, deficiencies, judgments, awards, interest, penalties, costs or expenses incurred by a Person, including: (a) in connection with any Action for which a party may be indemnified hereunder or any Action by a party to enforce the terms of this Agreement, (b) reasonable legal, accounting, and other costs and expenses of professionals, but excluding, subject to the reimbursement provision set forth in Section 5.6(c), internal management, administrative, or overhead costs that a party incurs in connection with the administration, supervision, or performance of any actions required in response to a claim, and (c) the cost of enforcing any right to indemnification under this Agreement; provided, however, that Losses shall not include (i) with respect to any Purchaser Indemnitees, any amount incurred with respect to Assumed Liabilities but only to the extent not arising from any failure to perform, improper performance, warranty or other breach, default, or violation by the Sellers on or prior to the Closing, (ii) with respect to a Seller Indemnitees, any amount incurred with respect to Retained Liabilities, or (iii) any special or exemplary damages, except in the case of fraud or to the extent actually awarded to a Governmental Entity or other third party.

“made available” means that, on or before 12:00 p.m. Pacific Time on the day that is two Business Days immediately preceding the Agreement Date, the Sellers have posted such materials to the virtual data room managed by the Sellers in a manner such that the materials may be accessed by Purchaser without further action by the Sellers.

“Material Adverse Effect” means any event, circumstance, change or effect that has resulted in, or would reasonably result in, a material adverse effect on, or a material adverse change in, the Everest Plus Business or the Purchased Assets taken as a whole, except to the extent that any such event, circumstance, change or effect results from (i) any change in general economic conditions in any of the geographical areas in which the Sellers operate the Everest Plus Business, (ii) any change in conditions generally affecting businesses in the same or similar industries as the Everest Plus Business, (iii) any natural disasters, acts of God, occurrence of terrorism, military action or war (including any escalation or worsening of war), (iv) any change in the financial, banking, currency or capital markets in general, including changes in interest rates, (v) any change in Applicable Law (including any Educational Law) or the interpretation thereof or GAAP, in each case generally applicable to businesses in the same or similar industries as the Everest Plus Business, (vi) the execution and delivery of this Agreement, the announcement or pendency of the Transactions (including the impact of any such announcements or communications on relationships with students, suppliers, employees or regulators), or (vii) any actions required to be taken pursuant to this Agreement or any agreement contemplated herein or consented to in writing by Purchaser.

“Material Contracts” has the meaning set forth in Section 2.9.

“MJB” has the meaning set forth in the Preamble.

“NDA” has the meaning set forth in Section 5.1.

“Non-Transferable Asset” has the meaning set forth in Section 1.9.

“Order” means any writ, judgment, decision, decree, award, order, stipulation, determination, injunction, ruling or similar order of, or entered with, any federal, state or local court or any Governmental Entity, in each case that is preliminary or final.

“Outbound IP Contracts” has the meaning set forth in Section 2.8(e).

“Outside Date” means January 5, 2015.

“Owned Real Estate” means any real property owned by the Sellers.

“Parent” has the meaning set forth in the Preamble.

“Parent DCP” has the meaning set forth in Section 5.3(e).

“Parent Trust” has the meaning set forth in Section 5.3(e).

“Permits” means all licenses, permits, franchises, approvals, certificates, waivers, concessions, exemptions, exceptions, clearances, variances, Orders, certificates of occupancy, registrations, notices, approvals, authorizations, consents or similar rights granted or obtained by or from, or filings with, any Governmental Entity, excluding any Educational Approval.

“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or that are being contested in good faith and, to the extent applicable, for which adequate accruals or reserves have been made on the Everest Plus Financial Statements and have been taken into account in the determination of Final Closing Working Capital; (ii) statutory Encumbrances of landlords for amounts not yet due and payable and, to the extent applicable, for which adequate accruals or reserves have been made on the Everest Plus Financial Statements and have been taken into account in the determination of Final Closing Working Capital; (iii) Encumbrances in favor and liens of carriers, warehousemen, mechanics and materialmen arising in the ordinary course of business securing payments not yet due and payable and other similar liens with respect to amounts that are or that are being contested in good faith and which are not individually or in the aggregate material to the Everest Plus Business; (iv) zoning, building codes, and other land use laws regulating the use or occupancy of the Rental Real Estate or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such Rental Real Estate (subject to Section 2.7(c)); (v) easements, servitudes, covenants, conditions, restrictions, and other similar matters of record affecting title to any Purchased Assets and other title defects that do not or would not materially impair the value of or use or occupancy of such Purchased Assets in the operation of the Everest Plus Business taken as a whole; (vi) Encumbrances securing obligations in respect of equipment leases assumed by Purchaser at Closing under this Agreement; and (vii) Encumbrances or other restrictions imposed directly by the parties pursuant to this Agreement or the other Transaction Documents or under Applicable Law; provided however that that none of the Permitted Encumbrances described in clauses (iv) and (v) will, individually or in the aggregate (a) render any Seller’s leasehold interest in any Rental Real Estate invalid or unenforceable, or (b) materially impair the continued use and operation of the Rental Real Estate to which the Permitted Encumbrances relate in the Everest Plus Business as presently conducted.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization or other entity including any Governmental Entity or Educational Agency.

“Post-Closing Educational Consents” means those Educational Consents identified as Post-Closing Educational Consents on Schedule A-1.

“PPPA” means a Provisional Program Participation Agreement issued to an Everest Plus School post-Closing and countersigned by or on behalf of the Secretary of ED, evidencing ED’s certification of the Everest Plus School to continue its Title IV Program participation following consummation of the Transactions.

“Pre-Closing Educational Consents” means those Educational Consents identified as Pre-Closing Educational Consents on Schedule A-1.

“Private Educational Loan” means any student loan provided by a lender that is not made, insured or guaranteed under Title IV and is issued expressly for postsecondary educational expenses, including any loan made by a private third-party lender whether on a recourse or non-recourse basis.

“Private Loan Owners” means the holder of any Seller Private Educational Loans.

“Program Integrity Rules” means those ED regulations that went into effect on July 1, 2011, as published in final form in the Federal Register on October 29, 2010, including (a) the regulations at 34 C.F.R. §§ 600.2 and 668.8 (and such regulations cross-referenced therein) relating to the definition of a credit hour, clock-to-credit hour conversions and clock hour programs, (b) those portions of the regulations at 34 C.F.R. § 600.9 (and such regulations cross-referenced therein) regarding state authorization that have not been invalidated by a court of law, and (c) those portions of the regulations at 34 C.F.R. Part 668, Subpart F regarding misrepresentation that have not been invalidated by a court of law.

“Program Participation Agreement” means a Program Participation Agreement issued by ED to any Everest Plus School, whether or not on a provisional basis.

“Purchase Price” has the meaning set forth in Section 1.5.

“Purchased Assets” has the meaning set forth in Section 1.1.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Indemnitees” has the meaning set forth in Section 8.1(a).

“Purchaser Trust” has the meaning set forth in Section 5.3(e).

“Rental Real Estate” has the meaning set forth in Section 2.7.

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, employees, counsel, advisors, auditors, agents, consultants, bankers and other representatives.

“Requisite Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Common Stock in favor of the Transactions.

“Retained Liabilities” has the meaning set forth in Section 1.3(j).

“Retained Schools” means those postsecondary educational institutions operated by one or more of the Sellers under the Everest or WyoTech names as of immediately prior to the Initial Closing, but excluding the Everest Plus Schools.

“Rhodes” has the meaning set forth in the Preamble.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 2.22.

“Seller Disclosure Schedule” has the meaning set forth in the introduction to Section 1.13(d).

“Seller Indemnitees” has the meaning set forth in Section 8.1(b).

“Seller Private Educational Loan” means any student loan originated pursuant to a loan program to which one or more of the Sellers was a party and provided by a lender that is not made, insured or guaranteed under Title IV and is issued expressly for postsecondary educational expenses, including any loan made by a private third-party lender whether on a recourse or non-recourse basis.

“Seller Representation Claim” has the meaning set forth in Section 8.1(a)(i).

“Seller Representative” has the meaning set forth in Section 1.12.

“Sellers” has the meaning set forth in the Preamble.

“Special Representations” means the representations and warranties of the Sellers set forth in Section 2.10 (Litigation; Compliance with Laws), Section 2.16 (Educational Laws and Educational Approvals), and Section 2.17(b) (Sufficiency of Assets).

“Specified Employees” means all Business Employees other than those Business Employees identified in writing by Purchaser to the Sellers as promptly as practicable after the Agreement Date, but in no event later than fifteen (15) Business Days immediately following the Agreement Date, and provided further that the total number of Business Employees who are not considered Specified Employees for purposes of this definition cannot exceed 40 with respect to any “covered establishment” as such term is defined in California Labor Code Section 1400 or any “single site of employment” as contemplated by 29 U.S. Code §2101.

“State Educational Agency” means any state educational licensing authority, agency, department, board or commission that provides a license, certification, exemption or other authorization necessary for a postsecondary institution (whether its main campus, branch campus, additional location, satellite or other facility thereof) to provide postsecondary education in that state, including any approval required under applicable state law to offer an educational program in any particular occupational field, or that is needed to participate in any Student Financial Assistance Program in that state.

“Student Financial Assistance” means any form of financial assistance, grants or loans provided to any student pursuant to (i) the Title IV Programs and any other program authorized by the HEA and administered by ED, (ii) any educational assistance program for military servicemembers and families administered by the U.S. Department of Defense and the military service branches thereof, (iii) any educational assistance program for veterans administered by the U.S. Department of Veterans Affairs and the designated state approving agencies for the supervision of such programs, and (iv) any state-sponsored postsecondary grant or loan program.

“Subsidiary” of Purchaser, any Seller or any other Person means any Person of which Purchaser, such Seller or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, fifty percent (50%) or more of the shares of capital stock or other equity interests that are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or (ii) has the contractual or other power to designate a majority of the board of directors or other governing body (and, where the context permits, includes any predecessor of such an entity).

“Substantial Control” has the meaning set forth at 34 C.F.R. §668.174(c)(3).

“Tangible Personal Property” means any tangible personal property of a Person, including furniture, fixtures, equipment, machinery, tools, vehicles, telephones, computers, supplies, and inventory.

“Tax” means (i) all direct and indirect statutory, governmental, federal, provincial, state, local, municipal, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security, employee-related social charges or contributions, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, escheat obligations, contributions, rates, levies, fees, assessments or charges of any kind whatsoever, whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined, unitary or similar group for any period, or otherwise through operation of Law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Tax Return” means any written or electronic return, certificate, declaration, notice, report, statement, election, information statement and document filed or required to be filed with respect to Taxes, amendments thereof, and schedules and attachments thereto.

“Taxing Authority” means any Governmental Entity having authority with respect to Taxes.

“Teach Out Lease” has the meaning set forth in Section 1.2(p).

“Teach Out Location” has the meaning set forth in Section 1.13(b).

“Teach Out School” has the meaning set forth in Section 1.13(a).

“Teach Out Sublease” has the meaning set forth in Section 1.13(b).

“Third Party Claim” has the meaning set forth in Section 8.6(a).

“Titan” has the meaning set forth in the Preamble.

“Title IV” means Title IV of the HEA.

“Title IV Advance Amount” means the amount of Title IV funds advanced by ED to the Sellers on or after the Agreement Date, but prior to the Initial Closing, for students at the Everest Plus Schools, but solely to the extent the Sellers would not have been entitled to receive such Title IV funds prior to the Initial Closing in the ordinary course of operating the Everest Plus Schools, as operated by the Sellers as of the Agreement Date.

“Title IV Programs” means the programs of federal student financial assistance administered pursuant to Title IV.

“TPPPA” means a Temporary Provisional Program Participation Agreement issued to an Everest Plus School post-Closing and countersigned by or on behalf of the Secretary of ED, continuing the Everest Plus School’s certification to participate in the Title IV Programs on an interim basis following the Closing.

“Transaction Documents” means this Agreement, the Seller Disclosure Schedule, the NDA, the Bill of Sale, the Assignment and Assumption Agreement, the Assignment and Assumption of Lease(s), the Escrow Agreement, the Transition Services Agreement and each of the Schedules and Exhibits hereto and thereto.

“Transactions” has the meaning set forth in the Recitals.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees incurred in connection with this Agreement and the Transactions (including any real property transfer tax and any other similar Tax).

“Transferred Employees” means such Specified Employees who accept Purchaser’s (or an Affiliate of Purchaser’s) offer of employment with such employment to be effective at the Closing.

“Transferred Participants” has the meaning set forth in Section 5.3(e).

“Transition Services Agreement” means the agreement in substantially the form attached hereto as Exhibit D.

“WARN Act” has the meaning set forth in Section 2.14(d).

“Working Capital” means, without duplication, the result of (x) the sum of the current assets of the Everest Plus Business (to the extent included in the Purchased Assets), excluding Cash, minus (y) the sum of the current liabilities of the Everest Plus Business (to the extent included in the Assumed Liabilities), excluding Deferred Revenues, the Title IV Advance Amount and the current portion of long-term Indebtedness, with each aspect of this definition determined in accordance with GAAP and the policies and procedures set forth in Schedule 1.6(a); for the avoidance of doubt, Working Capital shall not include any Private Educational Loans.

“Working Capital Shortfall” has the meaning set forth in Section 1.6(c).

“Working Capital Target” means $0.

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following exhibits and schedules to the Asset Purchase Agreement have been omitted from this Exhibit 2.1:

●	Exhibit A — Bill of Sale

●	Exhibit B — Assignment and Assumption Agreement

●	Exhibit C — Assignment and Assumption of Lease(s)

●	Exhibit D — Transition Services Agreement

●	Exhibit E — Form of APA for Bankruptcy Legislation Event

●	Schedules

●	Seller Disclosure Schedule

Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.